
Keppel Corporation







Report to Shareholders 2002

CONTENTS

Defined:

principles, people, products, presence and performance.

How we characterise success – and distinguish ourselves. Defined by strong fundamentals, integrity, a capable talent force, proprietary technologies and a global vision, Keppel Corporation believes in embracing change and exploring fresh ideas to break new grounds and scale new heights to enhance shareholder wealth.

CHAIRMAN'S STATEMENT



Chairman Lim Chee Onn

To Our Shareholders, Customers and Employees

It gives me great pleasure to report that your Company has produced another year of record financial results.

Financial Highlights

- Profit After Tax & Minority Interests (PATMI) of $356m (excluding exceptional items) and Earnings Per Share (EPS) of 46.3 cents (33% growth over 2001)
- Return on Equity (before exceptionals) increased from 10.1% to 13.4%
- $475m of non-core assets and non-performing businesses divested
- Gearing reduced from 1.12x to 1.00x as at end 2002
- Economic Value Added (EVA) improved by $370m, from negative $665m in FY2001 to negative $295m at end 2002, due to growth in operating profits and sale of low yielding assets
- Strong free cash flow of $284m
- The Board has recommended a final dividend of 10 cents per share. This together with the interim dividend of 8 cents per share paid in September 2002 will result in an aggregate dividend of 18 cents per share for the year. Based on our projected earnings and capital expenditures, we are confident of generating sufficient cash flow to maintain our 30 - 35% dividend payout ratio
- The Board has also recommended a capital distribution of 12 cents per share
- Growth continued to be secured from overseas contracts, arising from our global network

As these results have shown, Keppel has made creditable progress in meeting its objective to increase shareholders' value. Let me now review the Group's 2002 performance before I proceed to outline the steps that we will take in our bid to achieve a sustainable long-term growth.

Performance Of Our Core Businesses

The Group's three core businesses – Offshore & Marine, Property Development and Infrastructure - continue to sustain the Group's earnings growth by balancing their respective business cycles.

Offshore & Marine showed healthy growth over 2001's already strong performance. Revenue and PATMI (excluding exceptionals) grew by 26% and 169% respectively. The improvement in PATMI was due in part to the privatisation of Keppel's offshore (Keppel FELS) and marine (Keppel Hitachi Zosen) business units in end 2001 and early 2002 respectively. As at end March 2003, the level of enquiries for offshore and marine equipment remained high. The fundamentals of the industry still point towards strong demand over the next several years due to the progressive replacement of ageing rigs and the need for new equipment designed for deeper water exploration and production activities.

We have been asked whether we would see demand for offshore equipment surge given the oil prices of over US$30 per barrel. I would like to address this perception about the correlation between oil prices and demand for offshore equipment. Exploration and production are high-capex activities that require long term planning. It is viable for oil companies to explore for oil as long as oil prices stay above a threshold oil price level. Therefore, further oil price spikes beyond this level will not significantly increase drilling activities, especially if the spike is not deemed to be sustainable. This is the situation that we currently observe with the war premium built into prevailing oil prices.

Property showed a 14% and 40% improvement in revenue and PATMI (excluding exceptionals) respectively, reversing the decline seen in 2001. The improvement was driven by a more steady Singapore residential market, but the office market remained soft. We expect our property development business to be one of the key profit growth contributors going forward with progressive launches of its residential projects in the region - China, Bangkok and Vietnam. This will more than compensate for the continuing weakness in the Singapore property market.

Infrastructure registered a 39% improvement in revenue but PATMI (excluding exceptionals) declined by 42% in 2002, due mainly to the one-time contribution from sale of a toll road investment in 2001. The emergency power supply project in Brazil came onstream in the fourth quarter of 2002, and will be the main profit growth driver for this division in 2003. Network Engineering was adversely affected by the structural changes in the telecommunications industry. While the long-term outlook of telecommunications sector remains positive, we foresee continuing weak performance in the immediate future until capital spending in the sector picks up again. Towards the end of last year, we expanded our environmental engineering business in our Infrastructure Division with the acquisition of the assets of Seghers Better Technology (SBT) which include know-how in incineration, water and sludge treatment. We expect to develop this over the next two to three years into a key contributor in this Division.

In summary, outlook for the total earnings of the Group is stable, with some growth. While Offshore & Marine is currently the strongest contributor and we expect performance to remain creditable, 2003 will not see a repeat of the growth we saw in 2002, due to prevailing uncertainties. Contribution from Property is on the upswing and we expect the contribution from this Division to rise significantly. Infrastructure is still nascent but we are taking steps to build it into a growth engine for the Group.

ENGINES FOR SUSTAINABLE GROWTH

Taken as a whole, the Group performed creditably in 2002. Notwithstanding the difficult business environment, the preparatory efforts we have put in give me the confidence that we will be able to meet our earnings' target of Compounded Annual Growth Rate (CAGR) of 15 – 20% for 2001 through 2003.

Capturing New Markets For Growth

In 2002, 76% of turnover and 64% of PATMI for our core businesses came from overseas customers and contracts. Growth for us will continue to come from beyond the shores of Singapore. We will further expand our global operations this year but will do so with financial prudence. Each new investment made must be EVA-accretive and generate a minimum of 12% Return on Equity.

Over the foreseeable future, one key growth market for Keppel Offshore & Marine is the Caspian region. Beginning in the nineties, this area saw a renaissance of oil and gas exploration and production activities. With the confluence of many factors including recent discovery of large fields such as the Kashagan field in Kazakhstan, increasing Middle East tensions and depleting reserves in mature markets in the North Sea, we expect the Caspian Sea to become an important source of energy. Anticipating the demand for offshore equipment and services in the Caspian region, Keppel established the Caspian Shipyard in 1997, the first offshore fabrication yard in Azerbaijan. The yard broke even in its first full year of operations and has generated healthy returns for us. Being a pioneer has won us recognition and credibility as a serious participant in the Caspian offshore and marine industry. We have been studying similar opportunities to increase our presence in this market and we expect to make further inroads this year.

We have identified China as the key growth market for our property and environmental engineering businesses.

Our property business in China aims to capitalise on the rising demand for both basic and middle-income housing. We expect such demand to intensify especially if the Chinese economy achieves sustained growth of 7-8% per annum over the next few years. With Keppel's reputable brand name and a track record of over 15 years of business operations in China, we are confident of winning the trust of the Chinese home-buying public. Our recent residential property launch at One Park Avenue in Shanghai saw overwhelming demand from local and overseas customers. This project will be a strong contributor to our bottom line in 2003 and 2004.

Moving beyond Shanghai, Keppel Land has secured residential projects in Beijing and Chengdu, targeting the less elastic segment of middle-income home-buyers rather than property investors. These projects will be launched in 2004-2005.

Demand for middle-income landed residential properties is on the increase in Thailand and Vietnam. Later this year, we plan to launch such developments in Bangkok and Ho Chi Minh City to take advantage of these expanding markets. These projects are the outcome of capitalising the Group's established network and presence in these markets over the years.

We also expect a pent-up demand for solid waste, water and wastewater treatment in China over the next few years. This trend is clear in the more developed cities where increasing attention is being placed on environmental protection. This is especially so in waste incineration and water treatment. The hosting of events such as the 2008 Olympics and World Expo 2010 in Beijing and Shanghai respectively has further given the Chinese government agencies stronger mandates and support to accelerate environmental protection investments in the larger cities.

Keppel's Infrastructure Division intends to capitalise on such opportunities and is actively pursuing contracts with municipal authorities and the private sector to build incineration plants and sludge treatment facilities

in China. Towards this objective our Infrastructure Division, through wholly-owned subsidiary Seghers Keppel Technology Group (SKG), acquired the assets of SBT, a leading Belgium-based environmental technology specialist with an established track record and reputable brand name in China. The strengths of SBT will complement Keppel Group's project management expertise and business networks established in China over the years.

Building Intellectual Property Development Engines

As our businesses grow increasingly global, we need to build up our capacity to compete against low cost producers who compete solely on the basis of low raw material and labour cost. We believe that possessing intellectual property (IP) and the capability to customise our solutions will enable us to retain and even enhance our margins. This is also the basis on which we penetrate new markets and offer superior value to our customers.

In Offshore & Marine, we have a history of successful IP development and commercialisation. Of all the proprietary designs that we have developed, the most well known are probably the "KFELS MOD V" and "KFELS MOD VI" series of premium jack-up drilling rigs. They incorporate our proprietary elevating & fixation technology. In February 2003, after a two-year evaluation of rig designs in the market, ENSCO International (ENSCO), a leading offshore drilling contractor selected the KFELS MOD V rig design as the basis for developing the next generation fleet of offshore rigs to replace their existing fleet. This development affirms Keppel's superior design status. We have now entered into a partnership with ENSCO to co-develop and co-invest in such a premium jack-up rig.

Recognising the long lead-time to develop and commercialise new intellectual property, Keppel is preparing for the future by partnering the National University of Singapore and other international institutions to spearhead research projects as well as product and technology development in the offshore and marine industry. We will replicate this approach to develop intellectual property in our other businesses.

For Property, the Keppel brand name as a quality housing developer is our strongest intellectual asset. Our "quality" image is enhanced by the property and facilities management services that Keppel Land provides to the properties it develops. This ensures that the development stays in good condition, thus enhancing the living environment and the property's resale value. We believe that this will be a key differentiator for Keppel Land, particularly in China as the secondary property market develops. In addition, our track record and business networks in the regional markets will place us in a competitive position to secure good projects over a sustained period.

For Infrastructure, SKG owns leading edge environmental technology, especially for waste-to-energy incineration, water, wastewater and sludge treatments. We continue to invest in R&D and collaborate with local and overseas research institutions to extend SKG's leadership and develop new technologies and products tailored for our key growth markets, especially China.

We believe that intellectual property development is not an activity neatly confined to an R&D department. To identify and create intellectual property and use it profitably, our people must be up-to-date on developments in their respective industries and be bold enough to experiment with changes even at the risk of some initial failure. The key is not to avoid failure at all costs but to take measured risks, learn from mistakes and move on quickly. The recent changes made to our appraisal and reward schemes for our staff should achieve a good balance in our drive for innovation and growth. To remain competitive, our company culture must be one that embraces change and supports innovation.

ENGINES FOR SUSTAINABLE GROWTH

Strengthening Capabilities

We have outlined some of the challenges we will be facing over the next few years. To help us meet these challenges, we have and will continue to achieve a stronger balance sheet; higher productivity, ensure best practices and processes at every level, implement an effective reward scheme for our staff, and on top of it all, embrace an even higher standard of corporate governance for the Group.

We made significant progress in our divestment efforts in 2002, most notably with the sale of Capital Square and the partial divestment of our stake in MobileOne. The divestment proceeds strengthened the Group's balance sheet by reducing our gearing to an acceptable level of one. With our strong cash position and prudent capital spending plans, we were even able to return some capital to shareholders. With more divestments underway, we should be able to further strengthen our balance sheet.

The successful integration of our offshore and marine businesses produced $10m of synergies in 2002 and is expected to produce further synergies of $20m in 2003. Our operating profit margin almost doubled from 6% in 2001 to exceed 11% in 2002. This is a strong foundation from which to further improve this division's efficiency. We continue to improve production processes and project monitoring systems to ensure high productivity and completion of projects on time and within budget. So far our efforts have been appreciated, as evidenced by various repeat orders and monetary awards given by Keppel Offshore & Marine customers.

Network Engineering presents a weak spot for us as the telecom sector remains in the doldrums. We have prepared ourselves to ride out this lean period by drastically reducing our overheads and associated costs as well as fine-tuning our business model. With a trim and more focused outfit, we can respond better to prospects going forward as operators and users prepare for the onset of 3G and other wireless application systems over the next few years.

In 2002, we fine-tuned our pay-for-performance scheme to peg rewards to individual as well as company performance. While this took some adjustment in terms of expectations, we now have greater flexibility to better motivate and reward performance without increasing the overheads for the Company. This year, we take the process another step forward by fine-tuning the individual goal-setting process. The pace of change is deliberate to achieve our objectives without causing undue apprehension and resistance.

Setting The Pace For Corporate Governance And Transparency

Keppel has always placed the utmost emphasis on good corporate governance and ensured proper self-regulatory practices are in place to safeguard and protect the interests of shareholders. This year, we broke new ground.

We held the first non-executive directors' meeting without the presence of executive directors and management, chaired by our Lead Independent Director. These meetings provide an independent forum for the non-executive directors to deliberate on board matters, including board processes and the business direction and strategies for Keppel. These deliberations provide valuable objective inputs to Management.

The Board has completed its first assessment of the Chairman of the Board. The second round of assessing the Board and Individual Director's performances was also completed. The Independent Assessor who helped to oversee the appraisal remarked that she saw an improvement in the overall Board performance in 2002. Details on the appraisal process are discussed in the Corporate Governance section of this annual report.

With increased frequency and detail of reporting, we have provided our shareholders and other stakeholders with an improved understanding of our businesses and corporate strategies. Keppel has also received considerable recognition in 2002 commending our achievements in improving corporate governance, transparency and management's performance. We will continue with our drive for greater transparency. We are encouraged by the high level of support from our staff at all levels.

Working Together For Shareholder Value Creation

In 2002 we continued with the transformation initiated in 2001. The main phase of corporate restructuring has been implemented and the important work of following through with the restructuring plans is going on steadily.

I take this opportunity to welcome Mr Andrew Ang and Mrs Lim Hwee Hua to the Keppel Board. They bring new skills and experience that will undoubtedly enrich the decision-making abilities of our Board.

I wish to thank all our staff for their outstanding teamwork and commitment that pulled us through the tough period in 2002. Their efforts will stand us in good stead to face the challenges of 2003. My deep appreciation goes to our Board, whose advice and guidance helped management to navigate the challenges encountered during the year. In particular I wish to convey my heartfelt thanks to Prof Cham Tao Soon, Dr Bernard Tan and Mr Loh Wing Siew for their sterling service on the Board and its Committees during their tenure.

To our shareholders, customers and business partners, I want to convey my deepest appreciation for your faith in Keppel and look forward to your continued support as the transformation of Keppel continues.



Lim Chee Onn
Chairman

8 April 2003

GROUP FINANCIAL HIGHLIGHTS

	2002	2001	Change (%)
FOR THE YEAR ($ million)			
Revenue	**5,528**	5,882	-6
Profit * :			
EBITDA	**649**	823	-21
Operating	**463**	625	-26
Before tax	**511**	665	-23
Attributable	**356**	267	+33
Annual dividend (net)	**108**	96	+13
PER SHARE			
Earnings * (cents) :			
Before tax	**54.1**	44.5	+22
Attributable	**46.3**	34.8	+33
Dividend (cents) (gross)	**18.0**	16.0	+13
Net assets ($)	**3.53**	3.38	+4
Net tangible assets ($)	**3.35**	3.39	-1
AT YEAR-END ($ million)			
Shareholders' funds	**2,718**	2,585	+5
Minority interests	**1,154**	1,438	-20
Capital employed	**3,872**	4,023	-4
Net borrowings	**3,890**	4,525	-14
Net gearing	**1.00**	1.12	-11
RETURN ON SHAREHOLDERS' FUNDS (%)			
Profit before tax *	**15.7**	12.8	+23
Attributable profit *	**13.4**	10.0	+34


700
600
500
400
300
200
100
0
$million
625
665
267
463
511
356
2001
2002
Operating Profit
Profit Before Tax*
Attributable Profit*

* Before exceptional items

GROUP QUARTERLY RESULTS

The Group started reporting its quarterly earnings in 2002, one year ahead of the mandatory quarterly reporting for listed companies in Singapore.

($ million)	2002				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Revenue	**1,164**	**1,349**	**1,462**	**1,553**	**5,528**
EBITDA	**158**	**171**	**152**	**168**	**649**
Operating Profit	**115**	**128**	**109**	**111**	**463**
Profit before Tax	**131**	**130**	**123**	**127**	**511**
Attributable Profit	**82**	**100**	**81**	**93**	**356**
Earnings Per Share (cents)	**10.7**	**13.1**	**10.5**	**12.0**	**46.3**

($ million)	2001				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Revenue	1,540	1,635	1,220	1,487	5,882
EBITDA	236	281	164	142	823
Operating Profit	183	229	109	104	625
Profit before Tax	187	239	123	116	665
Attributable Profit	56	83	39	89	267
Earnings Per Share (cents)	7.3	10.9	5.1	11.5	34.8



Revenue
2,000
1,500
1,000
500
0
$million
1,540
1,635
1,220
1,487
1,164
1,349
1,462
1,553
2001
2002
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr



Operating Profit
300
250
200
150
100
50
0
$million
183
229
109
104
115
128
109
111
2001
2002
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr



Profit Before Tax
300
250
200
150
100
50
0
$million
187
239
123
116
131
130
123
127
2001
2002
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr



Attributable Profit
150
125
100
75
50
25
0
$million
56
83
39
89
82
100
81
93
2001
2002
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr

Profit numbers are before exceptional items


STEEL SHOP

Return on equity for Offshore & Marine improved from 8% in 2001 to 19% in 2002

SIGNIFICANT EVENTS

Offshore & Marine

February

- Keppel FELS (KFELS) secured a US$30 million contract for life extension upgrade of jack-up rig from GlobalSantaFe Corporation.

March

- Keppel Hitachi Zosen's privatisation was completed, paving the way for its integration with KFELS to form Keppel Offshore & Marine Ltd (Keppel O&M) which was officially launched in May 2003.
- Keppel upgraded the semi-submersible, *Ocean Baroness,* a US$60 million contract and delivered it to Diamond Offshore Drilling ahead of time.
- KFELS designed and built its first KFELS MOD V "B" class ultra premium jack-up drilling unit, *Chiles Discovery,* worth US$110 million for Chiles Offshore Inc.
- KFELS constructed the proprietary KFELS MOD V "A" class jack-up rig for harsh environment deep well drilling, *ENSCO 102*, worth US$130 million together with ENSCO.
- AMFELS completed a prototype ultra-deepwater semi-submersible, *Quantum 4000*, contracted at US$180 million, ahead of schedule to US-based Cal Dive International Inc.

April

- AMFELS in the USA, won a US$83 million contract to build a KFELS MOD V "B" jack-up rig for Mexican company Perforadora Central S.A. de C.V. for delivery in the first quarter of 2004.
- Keppel O&M units secured contracts totalling US$46 million from repeat customers.

May

- Keppel Corporation Limited (KCL) announced plans to establish a Centre of Excellence in Ocean, Offshore and Marine Technology with the National University of Singapore (NUS). The Group donated $1.5 million for the establishment of the Keppel Chair in NUS in September 2002.
- Keppel O&M units clinched $50 million contracts to build a submersible shallow water drilling unit for PT Apexindo and three 60-ton tugs for Keppel Smit Towage.

June

- Keppel Shipyard christened *FPSO Falcon* for Single Buoy Moorings Inc (SBM).

July

- Keppel Shipyard clinched three contracts for conversion of Floating Production Storage and Offloading (FPSO) vessels worth a total of about $160 million.
- Keppel Shipyard completed the 256,712 dwt vessel, *FPSO Brasil* to SBM in 12 months, setting a new benchmark for fast-track conversions of highly complex FPSO facilities.

SIGNIFICANT EVENTS

August
- Arab Heavy Industries penetrated offshore market with first rig repairs from Far East Marine Company and Foresight Drilling (Cyprus).
- Keppel O&M completed its EURO22.4 million ($38.3 million) acquisition of Dutch offshore repair and conversion shipyard, Verolme Botlek B.V., and renamed it, Keppel Verolme.
- Keppel O&M units secured contracts worth $72 million for three rig upgrades and the construction of a new Anchor Handling Tug/Supply (AHTS) vessel.

September
- Keppel Singmarine completed four tugs at $20 million for Keppel Smit Towage, of which two were delivered in June 2002.

October
- AMFELS delivered a KFELS MOD V "B" class ultra premium jack-up drilling unit, *ENSCO 105*, costing over US$100 million, to a subsidiary of ENSCO.
- Keppel O&M units won a $25 million contract from PT Apexindo Pratama Duta Tbk to build a submersible shallow water drilling unit.

December
- Keppel Shipyard converted a 132,500 dwt tanker into *ABO FPSO* vessel, a job worth $40 million, for repeat customer Prosafe Production.

Property

May
- Keppel Land acquired a 7.24-ha site in Beijing for RMB291 million (US$35 million) for development into a high-rise residential project.

June
- Keppel Land monetised $355 million worth of residential receivables to bring forward cash flows from deferred payment schemes.
- Keppel Thai Properties acquired an 82,332 sq m freehold site in Bangkok for 175 million Baht ($7.5 million) to develop premium landed housing.

September
- Keppel Land announced plans to set up a US$200 million dedicated fund to invest in residential developments in China.
- Keppel Land paid US$15 million for a 5.9-ha prime residential site in Ho Chi Minh City to develop quality villas for sale.

November
- Keppel Land officially launched the first phase of One Park Avenue, a premier condominium development in Shanghai, and received overwhelming response with a 98% take-up rate of its 601 units within two months.
- Keppel Land acquired 41,500 sq m land for $27.6 million to build homes for sale in Chengdu.

Infrastructure

January
- Keppel Energy (formerly Keppel FELS Energy) clinched a two and a half year power contract worth over US$400 million to supply electricity in northeastern Brazil.

July
- Keppel Communications acquired the remaining 40% of its subsidiary, ECHO Broadband (Singapore), for US$10 million.

November
- Keppel Integrated Engineering (KIE) acquired assets of SBT, a Belgian environmental technology and engineering group for EURO19.1 million ($32.7 million), and renamed it Seghers Keppel Technology Group (SKG).

Divestments

December
- Keppel Land divested its 70% equity interest in Capital Square Pte Ltd for $85 million.
- Keppel Telecommunications & Transportation (Keppel T&T) realised proceeds of $287 million through an IPO of MobileOne (Asia) Pte Ltd (M1), reducing its interest in M1 from 35% to 14%.
- KCL agreed to sell its 20% stake in Keppel Insurance to HSBC Insurance for $31 million which was completed in February 2003.
- KIE sold Cathodic Protection Technology Pte Ltd (CP Tech) to the management team at CP Tech for $4 million.

GROUP CORPORATE STRUCTURE


Keppel Corporation Limited
Offshore & Marine
100%
Keppel Offshore & Marine Ltd
100%
Keppel FELS Limited
100%
Keppel Shipyard Limited
100%
Keppel Singmarine Pte Ltd
100%
Offshore Technology Development Pte Ltd
100%
AMFELS Inc
USA
100%
Keppel Verolme BV
The Netherlands
60%
FELS Setal SA
Brazil
53%
Caspian Shipyard Company Ltd
Azerbaijan
59%
Keppel Philippines Marine Inc
Philippines
33%
Arab Heavy Industries PJSC
UAE
45%
Offshore & Marine A/S
Norway
Property
70%
Keppel Bay Pte Ltd
30%
54%
Keppel Land Limited
100%
Keppel Land International Limited
45%
Keppel Thai Properties Public Co Ltd
Thailand
25%
Dragon Land Ltd
Singapore/China
24%
50%
Keppel Philippines Properties Inc
Philippines


Infrastructure
Utilities
100% Keppel Energy Pte Ltd
100% Keppel Electric Pte Ltd
100% Corporacion Eletrica Nicaraguense SA Nicaragua
60% Zunhua Xinli Energy Development Co Ltd China
100% Nordeste Generation Ltda Brazil
100% Keppel Integrated Engineering Ltd
100% Keppel Engineering Pte Ltd
100% Seghers Keppel Technology Group NV Belgium
100% Keppel FMO Pte Ltd
Network Engineering
81% Keppel Telecommunications & Transportation Ltd
100% Keppel Communications Pte Ltd
100% ECHO Broadband Gmbh Germany
Investments
77% Singapore Petroleum Company Ltd
41% k1 Ventures Ltd
14%* MobileOne Ltd

* Owned by Keppel Telecommunications & Transportation, an 81%-owned subsidiary of the Company

principles:



Keppel puts 100% effort into strengthening its corporate governance to safeguard the interests of shareholders and create maximum value for them

BOARD OF DIRECTORS



Lim Chee Onn

Executive Chairman, Keppel Corporation

Chairman, Executive Committee



Cham Tao Soon

Distinguished Professor, Nanyang Technological University

Chairman, Audit Committee

Chairman, Remuneration and Share Option Committee



Bernard Tan Tiong Gie

Professor in Physics, National University of Singapore

Member, Audit Committee

Member, Remuneration and Share Option Committee



Lim Hock San

Chief Executive Officer, United Industrial Corporation
Chief Executive Officer, Singapore Land
Lead Independent Director
Chairman, Nominating Committee
Member, Audit Committee
Member, Executive Committee



Khoo Teng Chye

President and Chief Executive Officer, Mapletree Investments
Member, Executive Committee
Member, Nominating Committee
Member, Remuneration and Share Option Committee



Sven Bang Ullring

Chairman, Board of The Fridtjof Nansen Institute, Oslo, Norway
Member, Nominating Committee

BOARD OF DIRECTORS



Tony Chew Leong-Chee

Executive Chairman, Asia Resource Corporation

Member, Executive Committee



Tsao Yuan Mrs Lee Soo Ann

Executive Director, Skills Development Centre

Member, Nominating Committee



Andrew Ang

Senior Partner and Head of Corporate and

Banking Department, Lee & Lee



Lim Hwee Hua (Mrs)

Managing Director of Corporate Stewardship, Temasek Holdings

Member, Audit Committee

Member, Executive Committee



Choo Chiau Beng

Executive Director, Keppel Corporation

Chairman and Chief Executive Officer, Keppel Offshore & Marine

Member, Executive Committee



Teo Soon Hoe

Executive Director and Group Finance Director, Keppel Corporation

Member, Executive Committee

INFORMATION ON DIRECTORS AND KEY EXECUTIVES

Directors

Lim Chee Onn, 58
Bachelor of Science (1st Class Hons) in Naval Architecture, University of Glasgow; Masters in Public Administration, Kennedy School of Government, Harvard University; Member of Wharton Society of Fellows, University of Pennsylvania; Honorary Doctor of Engineering, University of Glasgow.

Executive Chairman of Keppel Corporation since January 2000. Chairman of the Company's Executive Committee.

He is also the Chairman of Keppel Land Limited, MobileOne Ltd, and Singapore-Suzhou Township Development Pte Ltd and a Director of Temasek Holdings (Private) Ltd and k1 Ventures Ltd.

During his career, he has held various positions in the Civil Service. He was Deputy Secretary, Ministry of Communications until elected as Member of Parliament for Bukit Merah in July 1977. He served as Political Secretary, Ministry of Science and Technology from August 1978 to September 1980. Mr Lim was Secretary-General, National Trades Union Congress from May 1979 to June 1983 and concurrently Minister without Portfolio, Prime Minister's Office from September 1980 to July 1983, and remained as Member of Parliament, Bukit Merah Constituency until August 1991. He was then elected Member of Parliament for Marine Parade GRC from September 1991 to December 1992.

In addition, Mr Lim is Co-Chairman of the Philippines-Singapore Business Council, Consultant for the Advisory Mission for Economic & Social Development of the People's Government of Yunnan Province, PRC, Deputy Chairman of the Seoul International Business Advisory Council, and member of Singapore-US Business Council and the Suzhou Industrial Park (SIP) Development Advisory Committee. He is also a Global Counsellor for The Conference Board's Global Advisory Council on Economic Issues and a member of the INSEAD Singapore International Council.

Cham Tao Soon, 63
PPA; BE Hons (Malaya); BSc Hons (London); PhD (Cambridge); Hon. DUniv (Strathclyde); Hon. DUniv (Surrey); Hon. DTech (Loughborough); Hon. DUniv (Soka); Hon. DUniv (Sheffield); Fellow of the Insitution of Engineers, Singapore; Fellow of the Institution of Mechanical Engineers, UK.

Appointed to the Board in 1982. An independent and non-executive Director and Chairman of the Company's Remuneration and Share Option Committee and Audit Committee.

Dr Cham held the post of President of Nanyang Technological University from 1981 to 2002 and is currently a University Distinguished Professor. He is the Chairman of NatSteel Ltd and Singapore Symphonia Co Ltd and a director of United Overseas Bank Ltd, Robinson & Company Ltd, Adroit Innovations Ltd and TPA Strategic Holdings Ltd. He is also a board member of the Land Transport Authority.

Bernard Tan Tiong Gie, 59
PPA(P), BBM(L); Bachelor of Science in Physics (1st Class Hons), University of Singapore; Doctor of Philosophy in Engineering Science, Oxford University (UK); Chartered Engineer (UK); Member of the Institution of Electrical Engineers (UK); Fellow of the Institute of Physics (UK); Fellow of the Institute of Physics, Singapore; Fellow of Trinity College of Music, London.

Appointed to the Board in 1982. An independent and non-executive Director and member of the Company's Remuneration & Share Option Committee and the Audit Committee.

Professor Tan is a director of Keppel Telecommunications & Transportation Limited, CSA Holdings Ltd and Singapore Symphonia Company Ltd. He is also Chairman of Keppel Credit Union. He has been an academic staff member of the National University of Singapore (NUS) since 1968, where he is presently a Professor of Physics. He was Dean of Science from 1985 to 1997 and Dean of Students from 1997 to 2002 at NUS, where he is also Chairman of the Centre for Remote Sensing, Imaging and Processing and Singapore Synchrotron Light Source. He is the Chairman of the National Internet Advisory Committee, the National Advisory Committee on Laboratory Animal Research and the Steering Committee of the Singapore Arts Festival. He is also President of the Institute of Physics, Singapore and Vice-President of the Singapore National Academy of Science.

Lim Hock San, 57
Bachelor of Accountancy, University of Singapore; Master of Science, MIT Sloan School of Management; Advanced Management Program, Harvard Business School; Fellow, Chartered Institute of Management Accountants (UK).

Appointed to the Board in 1989, he is an independent and non-executive Director. Mr Lim is also the Company's Lead Independent Director and Chairman of the Company's Nominating Committee and member of Audit Committee and Executive Committee.

Mr Lim is the CEO of United Industrial Corporation Ltd and Singapore Land Ltd. He is also the Chairman of Singapore-MIT Alliance Governing Board, Mount Alvernia Hospital Board, and the National Council Against Drug Abuse. Mr Lim previously served as the Director-General of Civil Aviation (1980-1992) and was previously the President of the Institute of Certified Public Accountants of Singapore.

Khoo Teng Chye, 50
Bachelor of Civil Engineering (First Class Honours), Monash University, Australia; President-cum-Colombo Plan Scholar; Master of Science in Construction Engineering and Master of Business Administration, National University of Singapore; Advanced Management Programme, Harvard University; Fellow, Institution of Engineers, Singapore.

Appointed to the Board in 1999. An independent and non-executive Director and member of the Company's Executive Committee, Nominating Committee and Remuneration and Share Option Committee.

Mr Khoo is President and CEO of Mapletree Investments Pte Ltd. He is also Chairman of Changi International Airport Services Pte Ltd, and board member of Sentosa Development Corporation. He was previously the Group President of PSA Corporation and before that, the CEO of Singapore's Urban Redevelopment Authority.

Sven Bang Ullring, 67
Master of Science, Swiss Federal Institute of Technology, Zurich.

Appointed to the Board in 2000. An independent and non-executive Director and member of the Company's Nominating Committee.

Mr Ullring is the Chairman of the Board of The Fridtjof Nansen Institute, Oslo, Norway. He was President and Chairman of the executive board of Det Norske Veritas, Oslo from 1985-2000 and President and CEO of NORCONSULT, Oslo from 1981-1985. He worked for SKANSKA, Malmo, Sweden from 1962-1981 in Africa, Asia, Europe and the Americas; from 1972-1981 he was Director of the International Department.

In addition Mr Ullring is Chairman of the supervisory boards of NORSK HYDRO ASA, Oslo and STOREBRAND ASA, Oslo, and he is a director of SCHLUMBERGER, New York and Sustainable Forest Management, London. He is also Chairman of the Environmental Forum of the Oil Industry of Norway.

Tony Chew Leong-Chee, 56
Trained as an agronomist at Ko Plantations Berhad and Serdang Agricultural College (extension programme) in Malaysia from 1966 to 1970.

Appointed to the Board in 2002. An independent and non-executive Director and member of the Company's Executive Committee.

He is Executive Chairman of Asia Resource Corporation and Chairman of Del Monte Pacific Ltd. He also serves on the boards of Macondray Corporation, IES Holdings, RHB-Cathay Securities, KFC Vietnam, amongst others.

In 1968 he was Manager of Sri Gading Estate which has 14,000 acres oil palm and rubber in Johor. In 1970 he was Sales Manager in Guthrie Trading Berhad, before joining the Indonesian Sampoerna Group in 1972 as Assistant General Manager. He became Managing Director of Operational Development Pte Ltd in 1975, and in 1984 co-founded Asia Resource Corporation Pte Ltd which has diversified business interests in Asia.

He plays an active role in promoting regional business, having served on the Trade Development Board, Regional Business Forum, Entrepreneurship Development Fund Committee, and the GPC Resource Panel for Finance, Trade and Industry. He is presently council member of the Singapore Business Federation, Chairman of Vietnam Business

INFORMATION ON DIRECTORS AND KEY EXECUTIVES

Club, and Member of ASEAN Business Advisory Council, Vietnam Singapore Commission for Cooperation, Myanmar Business Group, and the Economic Review Subcommittee for Entrepreneurship and Internationalisation. He is a Public Service Award recipient.

Tsao Yuan Mrs Lee Soo Ann, 47
PhD in economics, Harvard University (on a Harvard-Yenching Doctoral Scholarship); President Scholar with a First Class Honours degree in Economics and Statistics, University of Singapore.

Appointed to the Board in 2002. An independent and non-executive Director and member of the Company's Nominating Committee.

Dr Lee is an executive director with the Skills Development Centre Pte Ltd, a privately-owned Singapore-based human resources development training and consultancy company.

An economist by training, Dr Lee has extensive experience in public policy both in Singapore and internationally. She was with the Institute of Policy Studies (IPS), a public policy think-tank for ten years, as Deputy Director (1990-97), and Director (1997-November 2000). Prior to her joining IPS, she taught at the Department of Economics and Statistics, National University of Singapore (1982-89).

She served as a Nominated Member of Parliament in Singapore for two terms (1994-96 and 1997-99).

Dr Lee sits on the boards of various other companies and organisations, including Oversea-Chinese Banking Corporation Ltd, Pacific Internet Limited, the International Trade Institute of Singapore (of which she is the Chairman), the United World College of South East Asia and the Singapore International Foundation.

Andrew Ang, 56
LLB (Hons), University of Singapore; LLM, Harvard Law School.

Appointed to the Board in 2002 as an independent and non-executive Director.

Mr Ang is a senior partner and the Head of Corporate and Banking Department at the law firm of Lee & Lee. He graduated from the Law Faculty of the University of Singapore with Honours and subsequently obtained a Masters Degree from Harvard Law School on a Ford Foundation Scholarship. After three years teaching law at the University of Singapore, he commenced practice as an Advocate and Solicitor. He was subsequently appointed as an External Examiner in Revenue Law at the Faculty of Law, National University of Singapore, an appointment he retained for many years.

His extensive experience includes corporate finance and banking, mergers and acquisitions, securities regulation, loan structuring and documentation, public flotations, taxation and major real estate transactions.

Chambers Global in their directory of The World's Leading Lawyers (2000-2003 edition) named him as one of two lawyers in the top tier of Banking and Finance practice in Singapore, while The Asia Pacific Legal 500 (2002 edition) described him as "widely admired". This year he has also been named as one of three experts in Mergers and Acquisitions in Singapore by the International Financial Law Review.

He was conferred the Public Service Medal by the President of The Republic of Singapore in 2000 and is active in the following positions inter alia:-

(1) Board and EXCO member of the Land Transport Authority;
(2) Director of Isetan (Singapore) Limited;
(3) Council Member, Singapore Institute of Directors;
(4) Member of the Steering Committee, Faculty of Law, National University of Singapore; and
(5) Member, Resource Panel of the Law Society of Singapore.

Lim Hwee Hua (Mrs), 44
Bachelor of Arts (Hons) in Mathematics/Engineering, University of Cambridge; Master of Business Administration, majoring in Finance, University of California.

Appointed to the Board in 2003. A non-executive Director and member of the Company's Audit Committee and Executive Committee.

In August 2000, Mrs Lim joined Temasek Holdings (Private) Ltd as Managing Director of Corporate Stewardship. She focuses on shareholder value, corporate governance including board matters and shareholder relations for investee companies.

Mrs Lim began her career as an Administrative Officer at the Ministries of Finance, Education and Law. She joined Swiss Bank Corporation in 1989 as an investment analyst and in 1992 moved on to Jardine Fleming, where she served as Head of Research and Director of Business Development.

Mrs Lim is concurrently a Member of Parliament for the Marine Parade GRC. She is also serving as Deputy Speaker and Chairman of the Public Accounts Committee for Parliament.

Her directorships include: Fullerton Management Private Limited, The Harbourfront Pte Ltd, Mapletree Investments Pte Ltd, PAP Community Foundation, PSA Corporation Limited, Singapore Pools (Private) Limited, Singapore Post and Temasek Management Services Pte Ltd.

Choo Chiau Beng, 55
Bachelor of Science (1st Class Hons), University of Newcastle upon Tyne (awarded the Colombo Plan Scholarship to study Naval Architecture); Master of Science in Naval Architecture, University of Newcastle upon Tyne; attended the Programme for Management Development in Harvard Business School in 1982 and the Wharton Fellows Programme in The Wharton School at the University of Pennsylvania in 2003.

Appointed to the Board in 1983. An Executive Director and member of the Company's Executive Committee.

Mr Choo is the Chairman and Chief Executive Officer of Keppel Offshore & Marine Ltd (formerly known as Keppel FELS Energy & Infrastructure Ltd) and he is also the Chairman of Singapore Petroleum Company and Singapore Refining Company. Mr Choo sits on the board of directors of Keppel Land Ltd, k1 Ventures Ltd and is a board member of Maritime and Port Authority of Singapore. He is also Chairman of the Ngee Ann Polytechnic Council and member of the Nanyang MBA Advisory Committee.

Mr Choo started his career with Keppel Shipyard as a Shiprepair Management Trainee in 1971 and was appointed Naval Architect and Executive Director of Singapore Slipway in 1973. In 1975, when Keppel set up its shipyard in Philippines, he was posted there to assume the position of Executive Vice President and CEO of the company for a period of four years. He joined Keppel FELS (formerly known as Far East Levingston Shipbuilding Ltd) in 1980 as Assistant General Manager and was appointed as director to its board. He was promoted to Deputy Managing Director in November 1981 and to Managing Director in March 1983. In 1994, he was appointed as Deputy Chairman of Keppel FELS and in 1997, Chairman of the company.

He is also Chairman of Det Norske Veritas South East Asia Committee, International Enterprise Singapore's (formerly known as Trade Development Board) Infrastructure Business Advisory Group, Council Member of the American Bureau of Shipping and member of the American Bureau of Shipping's Southeast Asia Regional Committee and Special Committee on Mobile Offshore Drilling Units.

INFORMATION ON DIRECTORS AND KEY EXECUTIVES

Teo Soon Hoe, 54
Bachelor of Business Administration, University of Singapore; Member of the Wharton Society of Fellows, University of Pennsylvania.

Appointed to the Board in 1985. An Executive Director and the Group Finance Director and member of the Company's Executive Committee.

Mr Teo is the Chairman of Keppel Telecommunications & Transportation Ltd, Keppel Philippines Holding Inc and Keppel Bank Philippines Inc. In addition, he is a director of several companies within the Keppel Group, including Keppel Land Limited, Keppel Offshore & Marine Ltd, k1 Ventures Limited and Singapore Petroleum Company Limited. He is also a director of MobileOne Ltd, Centurion Bank Limited (India), and Southern Bank Berhad.

Mr Teo commenced his career with the Keppel Group in 1975 when he joined Keppel Shipyard. He rose through the ranks and was seconded to various subsidiaries of the Keppel Group before assuming the position of Group Finance Director in 1985.

Key Executives

In addition to the Executive Chairman (Mr Lim Chee Onn) and the two Executive Directors (Mr Choo Chiau Beng and Mr Teo Soon Hoe), the following are the key executive officers ("Key Executives") of the Company and its principal subsidiaries:

Tong Cheong Heong, 56
49th Programme for Management Development, Harvard Business School; Stanford - NUS Executive Programme, National University of Singapore; Diploma in Management Studies, The University of Chicago Graduate School of Business.

Mr Tong has been the Managing Director/Chief Operating Officer of Keppel Offshore & Marine Ltd since May 2002. He is also the Managing Director of Keppel FELS since 2000 and a Member of the American Bureau of shipping. He was the Executive Director of Keppel Shipyard and Keppel Corporation from 1989-1996. He was appointed Commander of the Volunteer Special Constabulary (VSC) from 1995-2001 and was honoured with Singapore Public Service Medal at the 1999 National Day Award. He had served as Vice President/President of Association of Singapore Marine Industries (1993-1996), Member/Deputy Chairman of the Shipbuilding & Offshore Engineering Advisory Committee, Ngee Ann Polytechnic (1986-1995). He is a member of the Member of Society of Naval Architects and Marine Engineers (USA) since 1984, Fellow member of the Society of Project Managers since 1995, member of Singapore Institute of Directors since April 1999 and member of American Bureau of Shipping since 2002.

His directorships include: Keppel Offshore & Marine Ltd; Keppel FELS Limited; Keppel Shipyard Ltd and AMFELS, Inc.

Kevin Wong Kingcheung, 47
Bachelor degree in Civil Engineering with First Class Honours, Imperial College, University of London; Master degree, Massachusetts Institute of Technology, USA.

Mr Wong was appointed Keppel Land Limited's Executive Director in November 1993. He became Managing Director of Keppel Land Limited with effect from 1 January 2000. He is Chairman of Keppel Philippines Properties Inc (Philippines), Keppel Thai Properties Public Co Ltd (Thailand), and Vice-Chairman and Director, Dragon Land Limited, and director of Asia Real Estate Fund Management Ltd.

Mr Wong has diverse experience in the industry working with companies in UK, USA and Singapore.

Robert Bong, 46
Diploma in Management Studies, Singapore Institute of Management; MBA, Brunel University & Henley Management College, UK; Graduate of Advanced Management Program, Harvard Business School, MA.

Mr Bong has been a director of Keppel Telecommunications & Transportation Ltd since December 2000 and was

appointed Managing Director of Keppel T&T in October 2002. He holds directorships in several subsidiaries and associated companies within the Keppel T&T Group, including SVOA Public Company Ltd (Thailand) and Radiance Communications Pte Ltd, a joint venture with Singapore Telecommunications Limited. Mr Bong is also a director and a member of the Audit Committee of Transmarco Limited. Prior to this, he held several key management positions in Nortel Networks, and was the Senior Vice President of Nortel Networks, New Delhi India, Vice President of Nortel Networks, Boston M.A., USA, and Managing Director of Nortel Networks, Asia South Pacific.

Yick Ping Wong, 53

Bachelor of Science in Naval Architecture, Taiwan Provincial College of Marine & Ocean Technology.

Mr Yick worked in a major shipyard in Singapore before joining Keppel FELS Ltd in 1974, holding various management positions from departmental head to Assistant General Manager and General Manager (China Business). In January 2000, he was seconded to Keppel Integrated Engineering Ltd (KIE) whose core activities are in engineering, contracting and facilities management and operation.

In his tenure as Managing Director of KIE, Mr Yick restructured and groomed several business units to focus on their respective core business. In November 2002, he led KIE to acquire the assets of SEGHERSbetter Technology Group with the intention to build an environmental business surrounding it.

His directorships include: KIE; Keppel Engineering Pte Ltd; Keppel FMO Pte Ltd; Seghers Keppel Technology Group NV; Seghers Keppel Technology for Services & Machinery Ruisbroek NV and Seghers Keppel Technology for Services & Machinery Zele NV.

Ong Tiong Guan, 44

Bachelor of Engineering (1st Class Hons), Monash University; Doctor of Philosophy (PhD), Monash University, Australia.

Dr Ong has been the Executive Director of Keppel Energy Pte Ltd since November 1999. He is responsible for Keppel Corporation's power generation business, which develops, owns and operates power generation projects in the Americas and the region.

Dr Ong's career spans across the energy industry from engineering and contracting to investment and ownership of energy assets. He started with Jurong Engineering as a Design Engineer in 1987 and went on to hold senior management positions in Foster Wheeler Eastern, the Sembawang Group, and CMS Energy Asia.

His directorships include: Keppel Energy Pte Ltd; Keppel Electric Pte Ltd; Keppel Merlimau Cogen Pte Ltd and Keppel FELS Power Pte Ltd.

Leon Codron, 49

Bachelor of Science, Business Administration, Magna cum Laude, United States International University; Master of Business Administration, Marketing & Management, United States International University.

Mr Codron was appointed Executive Director and Chief Executive Officer of Singapore Petroleum Company Limited on 21 August 2000.

Since his appointment as Chief Executive Officer, he has set a vision for Singapore Petroleum Company Limited to become a strong and integrated oil and gas company with a premium regional brand in Asia. Along with this vision, is a defined strategy with a series of promising initiatives to move Singapore Petroleum Company Limited to become a significant energy player in the Asian market place.

Mr Codron was with ARCO International, a former Fortune 150 company, now part of British Petroleum. He was with ARCO since 1981 and held several key positions in the company rising to the position of President, ARCO Indonesia Inc. He left ARCO in August 2000. He also served as a member of the Economic Review Committee's Sub-Committee on Trading in 2002.

Currently, he is the Chairman and Director of Singapore Petroleum Upstream Co. Pte Ltd, Singapore Petroleum Venture Pte Ltd and Singapore Petroleum Co (Hong Kong) Ltd and Director of Singapore Refining Company Pte Ltd.

INFORMATION ON DIRECTORS AND KEY EXECUTIVES

Past Principal Directorships In The Last Five Years

Directors

Lim Chee Onn
Avondale Properties Ltd; Bintan Resort Management Pte Ltd; Bugis City Holdings Pte Ltd; Capital Square Pte Ltd; China-Singapore International Pte Ltd; China-Singapore Suzhou Industrial Park Development Co Ltd; DL Properties Ltd; Erskine Holdings Ltd; First Pacific Straits Land Phase One Ltd; First Pacific Straits Land Phase Two Ltd; First Pacific Straits Land Phase Three Ltd; First Pacific Straits Land Phase Four Ltd; First Pacific Straits Land Phase Five Ltd; General Securities Investments Ltd; Health Services Investment of Singapore Ltd; Health Services Management of Singapore Ltd; K Investment Holdings Ltd; Keppel Asia Ltd; Keppel Bank of Singapore Ltd; Keppel Capital Holdings Ltd; Keppel FELS Energy & Infrastructure Ltd; Keppel FELS Ltd; Keppel Integrated Engineering Ltd; Keppel Land (Saigon Centre) Ltd; Keppel Land (Tower D) Pte Ltd; Keppel Land Properties Pte Ltd; Keppel TatLee Bank Ltd; Monetary Authority of Singapore; Myanmar Investment Fund (S) Pte Ltd; National Heritage Board; Ocean & Capital Properties Pte Ltd; Ocean Properties Pte Ltd; Prudential Assurance Co Singapore (Pte) Ltd; PT Nongsa Point Marina; PT Purimas Straits Resorts; Renown Property Holdings (M) Sdn Bhd; Sedona Hotels International Pte Ltd; Shanghai Sing Straits Land Co Ltd; Singapore Airlines Ltd; Singapore-Bintan Resort Holdings Pte Ltd; Sing-Mas Investments Pte Ltd; Tanah Sutera Development Sdn Bhd; Tat Lee Bank Ltd; Tropical Garden NV; Union Charm Development Ltd; Waterfront Properties Pte Ltd; Willow Bay Resort Pte Ltd.

Cham Tao Soon
National Institute of Education Council; Ednovation Pte Ltd; Gintic Technologies Pte Ltd; NTU Ventures Pte Ltd; Wearnes Technology (Private) Ltd; Singapore MRT Ltd; National University of Singapore Council; Applied Research Corporation; Nanyang Technological University Council; ei-Nets Ltd; BioInvest Capital Pte Ltd; Agency for Science, Technology & Research; Biomedical Research Council Board, Agency for Science, Technology & Research.

Bernard Tan Tiong Gie
k1 eBiz Holdings Private Limited; Singapore Dance Theatre; Singapore Arts Centre Ltd; The Esplanade Co Ltd.

Lim Hock San
Keppel TatLee Finance Ltd; Yong Nam Holdings Ltd.

Khoo Teng Chye
PSA Corporation Ltd; PSA Marine (Pte) Ltd; PSA Europe Pte Ltd; PSA India Pte Ltd; PSA International Pte Ltd; PSA China Pte Ltd; PSA Mid East Pte Ltd; PSA S E Asia Pte Ltd; PSA USA Inc.; PSA NE Asia Pte Ltd; PortNet.Com International Pte Ltd; PortNet.Com China Pte Ltd; PortNet.Com Seattle Pte Ltd; PortNet.Com Europe Pte Ltd; PortNet.Com Asia South Pte Ltd; Cargo D2D Pte Ltd.

Sven Bang Ullring
Det Norske Veritas, Oslo; NORCONSULT, Oslo; SKANSKA, Malmo, Sweden.

Tony Chew Leong-Chee
Singapore Trade Development Board; Highsonic Enterprises Pte Ltd; Macondray Packaging Corporation Pte Ltd; Pontirep Investments Pte Ltd; Eurolife Limited; International Beverages Company; Viethai Plastic Company; Hangzhou Hua Feng Paper Mill Ltd; Myanmar Airways International Ltd; Cycle & Carriage Golden Star Ltd; Del Monte Pacific Resources Ltd; Dewey Ltd; Macondray Holdings Corporation; Surfield Development Corporation; Yearsley, Inc.; Central American Resources Inc; Operational Development Pte Ltd.

Tsao Yuan Mrs Lee Soo Ann
Keppel Capital Holdings Ltd; Keppel FELS Energy & Infrastructure Ltd; Keppel TatLee Bank Limited; Inchone.com Pte Ltd; Land Transport Authority of Singapore.

Andrew Ang
Sumitomo Construction Engineering (S) Pte Ltd.

Lim Hwee Hua (Mrs)
Jardine Fleming Singapore Securities Pte Ltd; NTUC Income Insurance Co-Operative Ltd; Senoko Power Limited; Singapore Technologies Kinetics Ltd; ECICS Holdings Ltd; ECICS Property Ltd; Media Corporation of Singapore Pte Ltd; Sentosa Development Corporation Board.

Choo Chiau Beng
MobileOne (Asia) Pte Ltd; FELS Consultancy Pte Ltd; FELS SES International Pte Ltd; Steamers Containerships Holdings Pte Ltd; Pacven Walden Management Singapore Pte Ltd; Pacven Investment Ltd; Hydro Asia Pacific Pte Ltd; FELS China Investment Pte Ltd; Brightway Property Pte Ltd; Keppel Integrated Engineering Ltd; Keppel Capital Holdings Ltd; Keppel TatLee Bank Ltd; Norms Engineering Company Ltd; Keppel Insurance Pte Ltd; Grandland Properties (Pte) Ltd; Goodways Property Pte Ltd; Petro Tower Ltd; Keppel FELS Hong Kong Limited; Fornost Limited; Weissville Pte Ltd; Keppel Australia Investment Pte Ltd; TatLee Bank Limited; Keppel Infrastructure Environmental Development.

Teo Soon Hoe
Apsilon Technologies Pte Ltd; Asia Commercial Enterprises Pte Ltd; DataOne Corporation Pte Ltd; Echo Broadband (Singapore) Pte Ltd; Firpine Ltd; Indotel Limited; K Investment Holdings Pte Ltd; KAC Holdings Limited; K-Bank Corporation Inc; Kempas Shipping (HK) Limited; Keppel Bullion & Futures Pte Ltd; Keppel Capital Holdings Ltd; Keppel Factors Pte Ltd; Keppel Finance (HK) Ltd; Keppel Finance Nominees (S) Pte Ltd; Keppel Indonesia Pte Ltd; Keppel Insurance Pte Ltd; Keppel Integrated Engineering Limited; Keppel Philippines Marine, Inc; Keppel Realty Pte Ltd; Keppel-SPH Investment Pte Ltd; Keppel TatLee Bank Limited; Keppel TatLee Finance Limited; KF Limited; Myanmar Investment Fund (S) Ltd; PIF Management Co Pte Ltd; Radiance Communications Pte Ltd; Sintong Transport Pte Ltd; Southern Finance Company Bhd; Steamers Fortune Shipping Pte Ltd; Steamers Kimanis Shipping Pte Ltd; Steamers Perak Shipping Pte Ltd; TLF Limited.

Key Executives

Tong Chong Heong
FELS SES International Pte Ltd; Keppel Bason Shipyard & Engineering Ltd; Wandoo Alliance Pty Ltd.

Kevin Wong Kingcheung
TLB Land Limited; Keppel TatLee Finance Limited; subsidiaries and associates of Keppel Land Limited.

Yick Ping Wong
Township Construction (China) Pte Ltd; KE Power (Suzhou) Co Ltd; KE Steam (Suzhou) Co Ltd.

Ong Tiong Guan
Okachi Investments Limited (BVI); Singapore Refining Co. Pte Ltd; CMS Energy Asia Pte Ltd; CMS Esco, Thailand; National Power Supply, Thailand.

Leon Codron
Tiger Oil Corporation; SPC Production Company Ltd; SPC Kakap Limited.

CORPORATE GOVERNANCE


Corporate Governance Structure
Shareholders
Nominating Committee
KCL BOARD
Audit Committee
Remuneration Committee
KCL EXCO
Group Risk Management & Internal Audit
MDC: Strategic HR Issues
KCL Management
Offshore & Marine
Property
Infrastructure
Investments

The Company believes in having high standards of corporate governance, and is committed to making sure that effective self-regulatory corporate practices exist to protect the interests of its shareholders and maximise long term shareholder value. These include a Board of Directors comprising high calibre members, Board Committees and a risk management and internal audit department.

As required by the Listing Manual of the Singapore Exchange Securities Trading Limited, the following report describes the Company's corporate governance practices with specific reference to the [1]Code of Corporate Governance.

Board Matters

Principle 1: Effective Board To Lead And Control The Company

The principal functions of the Board of Directors are:

- to decide on matters in relation to the Group's activities which are of a significant nature, including decisions on strategic directions and guidelines and the approval of periodic plans and major investments and divestments;
- to oversee the business and affairs of the Company, establish, with management, the strategies and financial objectives to be implemented by management, and monitor the performance of management;
- to oversee processes for evaluating the adequacy of internal controls, risk management, financial reporting and compliance, and satisfy itself as to the adequacy of such processes;
- to assume responsibility for corporate governance.

[1] *The Code of Corporate Governance issued on 21 March 2001 by the Corporate Governance Committee set up by the Ministry of Finance (the "Code of Corporate Governance").*

The Company has adopted internal guidelines setting forth matters that require Board approval. Under the guidelines, new investments or increase in investments in businesses, subsidiaries, projects or fixed assets and any divestment or sale thereof exceeding $100 million by any Group company, and all commitments to term loans and lines of credit from banks and financial institutions by the Company, require the approval of the Company's Board of Directors. Further, any investment of $100 million and below but which does not have strategic fit with any of Keppel's core businesses, is not EVA positive, or does not generate Return on Equity (ROE) of at least 12% on a standalone basis, would require specific Board approval. Each Board member has equal responsibility to oversee the business and affairs of the Company. The Executive Chairman and Executive Directors are responsible for the day-to-day operation and administration of the Company.

The Board meets six times a year. However, adhoc non-scheduled Board Meetings are convened to deliberate on urgent substantive matters. Telephonic attendance and conference via audio-visual communication at Board meetings are allowed under Article 100 of the Company's Articles of Association. The Directors' attendance at Board and Board Committee meetings held in 2002 are disclosed below.

	Board Meetings	Board Committee Meetings				Non-executive Directors' meeting
		Audit	Executive	Nominating	Remuneration	
Lim Chee Onn	9	-	4	-	-	-
Cham Tao Soon	7	4	-	-	2	0
Bernard Tan Tiong Gie	8	4	-	-	2	0
Lim Hock San	9	5	4	4	-	1
Khoo Teng Chye	8	-	3	3	2	0
Sven Bang Ullring	8	-	-	4	-	1
*Tony Chew Leong-Chee	5 of 5	-	4	-	-	1
*Tsao Yuan Mrs Lee Soo Ann	5 of 5	-	-	@N.A.	-	1
#Andrew Ang	2 of 2	-	-	-	-	1
∞Lim Hwee Hua (Mrs)	N.A.	§N.A.	≠N.A.	-	-	N.A.
+Loh Wing Siew	5 of 6	-	-	-	-	-
Choo Chiau Beng	8	-	3	-	-	-
Teo Soon Hoe	9	-	4	-	-	-
No. of Meetings Held	9	5	4	4	2	1

* Appointed as Director on 16 April 2002
\# Appointed as Director on 1 October 2002
∞ Appointed as Director on 1 February 2003
\+ Resigned as Director on 1 July 2002
@ Appointed as Nominating Committee member on 5 December 2002
§ Appointed as Audit Committee member on 25 March 2003
≠ Appointed as Executive Committee member on 25 March 2003
N.A. Not Applicable

CORPORATE GOVERNANCE

To ensure that the Directors are competent in carrying out their expected roles and responsibilities, the Directors are knowledgeable in, or are otherwise sent for courses on, directors' duties and responsibilities. The Directors are also sent for other relevant courses from time to time on other matters which would help them in the discharge of their duties as Director of the Board or as member of a Board Committee. By way of example, five of the Company's independent Directors attended the International Directors' Forum organised by INSEAD at Fontainbleau from 25 to 27 September 2002. The forum provided the Directors with a comprehensive overview of corporate governance as practiced in Europe, with some comparisons with the American model.

In-depth orientation programmes are conducted for new directors to familiarise them with the Company's core businesses and strategic plans and objectives.


Keppel FELS

Facility visits were organised to give non-executive directors deeper insight into Group businesses.

Board Composition And Balance

Principle 2: Strong And Independent Element On The Board

To carry out its oversight function well, the Board must be an effective board which can lead and control the businesses of the Group. The Directors believe that this, in view of the many complex businesses that the Company is involved in, is a board made up of executive directors, who have intimate knowledge of the business, and independent directors, who can take a broader view of the Group's activities and bring independent judgement to bear on issues for the Board's consideration.

Currently, the Board consists of [2]twelve Directors of whom eight are considered [3]independent by the Nominating Committee.

The Nominating Committee determines on an annual basis whether or not a Director is independent, bearing in mind the Code of Corporate Governance's definition of who constitutes an independent Director. Under the Code of Corporate Governance, Mr Andrew Ang would be deemed to be not independent because M/s Lee & Lee provides legal services to the Company and its Group companies. However, the Nominating Committee considers Mr Andrew Ang to be an independent Director because he is able to exercise independent judgement with a view to the best interests of the Company at all times in the discharge of his duties as Director.

2 Mrs Lim Hwee Hua was appointed on 1 February 2003. Dr Cham Tao Soon and Dr Bernard Tan intend to retire and resign respectively as Directors after the Company's forthcoming annual general meeting.

3 The Code of Corporate Governance defines an "independent" director as one who has no relationship with the company, its related companies or its officers that could interfere, or be reasonably perceived to interfere, with the exercise of the director's independent business judgement with a view to the best interests of the company. A related company in relation to a company includes its subsidiaries, fellow subsidiaries, or parent company.

The Nominating Committee is of the view that, taking into account the nature and scope of the Company's operations, the Board should consist of nine to 11 members who as a group possess the required capabilities, experience and skills for the Board to discharge its duties and responsibilities effectively.

The nature of the current Directors' appointments on the Board and details of their membership on Board Committees are set out below:

Director	Board Membership	Committee Membership			
		Audit	Executive	Nominating	Remuneration & Share Option
Lim Chee Onn	Executive Chairman	-	Chairman	-	-
Cham Tao Soon	Independent	Chairman	-	-	Chairman
Bernard Tan Tiong Gie	Independent	Member	-	-	Member
Lim Hock San	Independent	Member	Member	Chairman	-
Khoo Teng Chye	Independent	-	Member	Member	Member
Sven Bang Ullring	Independent	-	-	Member	-
Tony Chew Leong-Chee	Independent	-	Member	-	-
Tsao Yuan Mrs Lee Soo Ann	Independent	-	-	Member	-
Andrew Ang	Independent	-	-	-	-
Lim Hwee Hua (Mrs)	Non-Independent & Non-Executive	Member	Member	-	-
Choo Chiau Beng	Executive Director	-	Member	-	-
Teo Soon Hoe	Executive Director & Group Finance Director	-	Member	-	-

Details of the Directors' academic and professional qualifications and other appointments are set out on pages 24 to 28. The Nominating Committee is of the view that the Board comprises persons who as a group provides capabilities, experience and skills required for the Board to be effective.

Chairman And Chief Executive Officer

Principle 3: Chairman And Chief Executive Officer To Be Separate To Ensure Appropriate Balance Of Power, Increased Accountability And Greater Capacity Of The Board For Independent Decision Making

Mr Lim Chee Onn is both the Chairman and Chief Executive Officer of the Company. The Board is of the firm and unanimous view that the appointment of Mr Lim Chee Onn as Executive Chairman is in the best interests of the Company and does not unduly concentrate power in the hands of one individual, or compromise accountability and independent decision making.

There exists a strong and independent element on the Board by virtue of the following:

1. the independent Directors form the majority of the Board;
2. the independent Directors actively participate during board meetings and challenge the assumptions and proposals of the Management unreservedly, both during and outside of Board meetings via e-mail or the telephone, on pertinent issues affecting the affairs and business of the Group;

CORPORATE GOVERNANCE

3. to enhance the independence of the Board, the chairman of the Nominating Committee, Mr Lim Hock San, has been appointed as Lead Independent Director to co-ordinate the activities of the independent Directors and act as the principal liaison between the independent Directors and the Chair on sensitive issues. The Lead Independent Director holds a meeting with the independent Directors twice a year and on other occasions if required.

In the case of the Company which is in three large core businesses, the Board believes that it is in the best interests of the Company to continue to have an Executive Chairman so that the Board has the benefit of a Chairman who is knowledgeable about the businesses of the Company and is therefore better able to guide discussions and ensure that all pertinent information are brought to the attention of the Board and that the Board is properly briefed on the issues arising at Board meetings, and has at the same time the benefit of objective and independent views from the independent Directors.

The Executive Chairman, with the assistance of the Company Secretary, schedules meetings and prepares meeting agenda to enable the Board to perform its duties responsibly having regard to the flow of the Company's operations.

The Executive Chairman sets guidelines on and monitors the flow of information from Management to the Board to ensure that all material information are provided timeously to the Board for the Board to make good decisions.

> "A culture of good corporate governance will encourage management to focus more on sustainable businesses and real performances..."
>
> \- Chairman Lim Chee Onn

The Executive Chairman takes a leading role in the Company's drive to achieve and maintain a high standard of corporate governance with the full support of the Directors, Management and staff. The Executive Chairman is an active member of the Conference Board which is active in driving corporate governance. He continually sources for and initiates new ways and means to improve the Company's corporate governance practices, reads extensively on the subject and circulates materials related to corporate governance to the Directors and Management to increase awareness of corporate governance issues and the practices adopted in other countries.

Access To Information / Accountability

Principle 6: Board Members To Have Complete, Adequate And Timely Information

Principle 10: The Board Is Accountable To Shareholders; Management Is Accountable To The Board

As a general rule, board papers are required to be sent to Directors at least seven days before board meeting so that the members may better understand the matters before the board meeting and discussion may be focused on questions that the Board has about the board papers. However, sensitive matters may be tabled at the meeting itself or discussed without any papers being distributed. Managers who can provide additional insight into the matters at hand would be present at the relevant time during the board meeting. The Directors are also provided with the names and contact details of the Company's senior management and the Company Secretary to facilitate direct access to senior management and the Company Secretary.

KCL was chosen by major institutional investors polled by "The Asset" magazine to be among the top ten companies in Singapore with the best practices in corporate governance.


The Asset Awards

The Company fully recognises that the continual flow of relevant information on an accurate and timely basis is critical for the Board to be effective in the discharge of its duties. Management is therefore expected to provide the Board with accurate information in a timely manner concerning the Company's progress or shortcomings in meeting its strategic business objectives or financial targets and other information relevant to the strategic issues facing the Company. This is one of the performance criteria which is taken into account in assessing the effectiveness of the Board as a whole.

The Management also provides the Board members with management accounts on a monthly basis. Such reports keep the Board informed of, on a balanced and understandable basis, the Group's performance, position and prospects and consist of the consolidated profit and loss accounts, analysis of sales, operating profit, pre-tax and attributable profit by major divisions compared against the budgets, together with explanation given for significant variances for the month and year-to-date.

The Board takes independent professional advice as and when necessary to enable it or the independent Directors to discharge their responsibilities effectively. Subject to the approval of the Chairman, Directors, whether as a group or individually, may seek and obtain independent professional advice to assist them in their duties, at the expense of the Company.

The Board has embraced openness and transparency in the conduct of the Company's affairs, whilst preserving the commercial interests of the Company. The Company started quarterly reporting of its financial results from first quarter 2002, which are accompanied each time by press and analyst meetings. From first quarter 2002, the press and analyst meetings were conducted jointly, and from first half 2002, the press and analyst meetings were webcasted.

Financial reports and other price sensitive information are disseminated to shareholders through announcements via MASNET to the Singapore Exchange Securities Trading Limited, press releases, the Company's website, and in the case of financial results, through public webcast and media and analyst briefings. The Company's Summary Financial Report is sent to all shareholders and its Annual Report is available on request and accessible at the Company's website.

Material information are disclosed in a comprehensive, accurate and timely manner via MASNET and the press. The Company also adopted and rolled-out a comprehensive investor relations programme to keep investors informed of material developments in the Group's business and affairs beyond that which is prescribed, but without prejudicing the business of the Group.

CORPORATE GOVERNANCE

To ensure a level playing field and provide confidence to shareholders, unpublished price sensitive information are not selectively disclosed, and on the rare occasions when such information are inadvertently disclosed, they are immediately disclosed to the public via MASNET and the press.

The Company Secretary administers, attends and prepares minutes of board proceedings. She assists the Chairman to ensure that board procedures are followed and regularly reviewed to ensure effective functioning of the Board, and that the Company's memorandum and articles of association and relevant rules and regulations, including requirements of the Companies Act and the Singapore Exchange Securities Trading Limited, are complied with. She also assists the Chairman and the Board to implement and strengthen corporate governance practices and processes with a view to enhancing long term shareholder value. She is also the primary channel of communication between the Company and the Singapore Exchange.

Board Committees

To assist the Directors in the discharge of their oversight function, Board Committees have been constituted with clear written terms of reference. All the Committees are actively engaged and play an important role in ensuring good corporate governance in the Company.

The Executive Committee assists the Board to deliberate on certain major transactions, the Audit Committee assists the Board to ensure integrity of financial reporting and that there is in place sound internal control and risk management systems, the Nominating Committee assists in ensuring that the appointment and re-nomination of Directors are based on merit, and the Remuneration Committee assists to ensure that remuneration policies and practices are sound in that they are able to attract, retain and motivate without being excessive.

The detailed information on the Board Committees are set out below.

Executive Committee

The Executive Committee comprises seven members, of whom three are independent Directors. The members are: Mr Lim Chee Onn (Chairman of the Committee), Mr Lim Hock San, Mr Khoo Teng Chye, Mr Tony Chew Leong-Chee, Mrs Lim Hwee Hua, Mr Choo Chiau Beng and Mr Teo Soon Hoe.

The terms of reference of the Executive Committee are as follows:

(a) To review, with Management, and recommend to the Board the overall strategy of the Keppel Group, and monitor its implementation.
(b) To consider and recommend to the Board the Keppel Group's intermediate range plan (3 years) and annual operating and capital budgets.
(c) To consider, evaluate, review and, if deemed fit, approve investments, acquisitions and disposal of assets of the Company and its subsidiaries which are above $10 million or 10% of the net tangible assets (whichever is the lower) of the respective companies but less than $100 million.
(d) To review and recommend to the Board proposed investments, acquisitions and disposal of assets of the Company and its subsidiaries which are $100 million or above.
(e) To review and recommend to the Board proposed investments and acquisitions of the Company and its subsidiaries which do not fall within the Company's core businesses but which are considered strategic investments for the long-term prospects of the Company.
(f) To consider, evaluate, review and, if deemed fit, approve capital equipment purchases and leases of the Company and its subsidiaries which are above $10 million but less than $100 million.

(g) To review and recommend to the Board on proposed capital equipment purchases and leases of the Company and its subsidiaries which are above $100 million.
(h) To consider, evaluate, review and, if deemed fit, approve performance bonds and guarantees to be furnished by the Company or its subsidiaries which are above $10 million but less than $100 million.
(i) To review and recommend to the Board on proposed performance bonds and guarantees to be furnished by the Company or its subsidiaries which are above $100 million.
(j) To consider and, if deemed fit, approve guarantees to be furnished by the Company in connection with housing loans granted by external sources to the Company's employees.
(k) To approve loans to companies within the Keppel Group of an amount exceeding $30 million but up to $100 million.
(l) To approve foreign exchange transactions for companies within the Keppel Group of an amount exceeding $100 million but up to $200 million.
(m) To approve the affixation of the Common Seal onto any legal document in accordance with the Company's Articles of Association.
(n) To approve nominations by Management for appointment as director on the board of the Company's subsidiaries (1st tier) and associated companies (1st tier).
(o) To formulate guidelines on the role and responsibilities of the nominee directors of the Company on the boards of its subsidiaries and associated companies.
(p) To approve the banks in Singapore and overseas with which the Company may transact.
(q) To approve the establishment and registration of local and foreign offices of the Company.
(r) To carry out such other functions as may be delegated to it by the Board.
(s) To sub-delegate any of its powers within its terms of reference as listed above, from time to time, as this Committee may deem fit.

Matters arising at meetings of the Executive Committee are decided by a simple majority of votes including the affirmative vote of at least one member who is an independent Director.

Nominating Committee

Principle 4: Formal And Transparent Process For Appointment Of New Directors

The Nominating Committee comprises entirely independent Directors; namely, Mr Lim Hock San (Chairman of the Committee), Mr Khoo Teng Chye, Mr Sven Bang Ullring and Tsao Yuan Mrs Lee Soo Ann. The terms of reference of the Nominating Committee are as follows:

(a) Recommend appointment and re-appointment of Directors;
(b) Annual review of skills required by the Board, and the size of the Board;
(c) Annual review of the independence of each Director, and ensure that the Board comprises at least one-third independent Directors;
(d) Decide, where a Director has multiple board representation, whether the director is able to and has been adequately carrying out his duties as director of the Company;
(e) Decide how the Board's performance may be evaluated, and propose objective performance criteria to assess effectiveness of the Board as a whole and contribution of each Director;
(f) Annual assessment of effectiveness of the Board as a whole and individual Directors;
(g) Formulate succession plan;
(h) Sub-delegate any of its powers within its terms of reference as listed above, from time to time, as this Committee may deem fit.

CORPORATE GOVERNANCE

The Directors submit themselves for re-nomination and re-election at regular intervals of at least once every three years. Pursuant to Article 81B of the Company's Articles of Association, one-third of the Directors retires from office at the Company's Annual General Meeting. In addition, Article 81(A)(1) of the Company's Articles of Association provides that a newly appointed Director must submit himself for re-election at the Annual General Meeting immediately following his appointment. The year of initial appointment and last re-election of the Directors are set out below:

Name	Age	Position	Date of Initial Appointment	Date of Last re-election
Lim Chee Onn	58	Executive Chairman	06.10.1983 (Director) 01.01.2000 (Executive Chairman)	25.05.2001
Cham Tao Soon	63	Director	24.06.1982	25.05.2001
Bernard Tan Tiong Gie	59	Director	24.06.1982	21.05.2002
Lim Hock San	57	Director	01.11.1989	21.05.2002
Khoo Teng Chye	50	Director	01.07.1999	21.05.2002
Sven Bang Ullring	67	Director	01.07.2000	25.05.2001
Tony Chew Leong-Chee	56	Director	16.04.2002	21.05.2002
Tsao Yuan Mrs Lee Soo Ann	47	Director	16.04.2002	21.05.2002
Andrew Ang	57	Director	01.10.2002	Not applicable
Lim Hwee Hua (Mrs)	44	Director	01.02.2003	Not applicable
Choo Chiau Beng	55	Executive Director	18.03.1983	21.05.2002
Teo Soon Hoe	54	Executive Director & Group Finance Director	01.06.1985	02.06.2000

As a matter of policy, a non-executive Director would serve a maximum of two three-year terms of appointment. However, the Board recognises the contribution of Directors who over time have developed deep insight into the Group's businesses and operations and who are therefore able to provide invaluable contribution to the Board as a whole. In such cases, the Board would exercise its discretion to extend the term and retain the services of the Director rather than lose the benefit of his contribution.

All new appointments, and all re-nominations, of Directors are subject to the recommendation of the Nominating Committee based on the following objective criteria:

(1) Integrity
(2) Independent mindedness
(3) Diversity – Possess core competencies that meet the current needs of the Company and complement the skills and competencies of the existing directors on the Board
(4) Able to commit time and effort to carry out duties and responsibilities effectively
 - proposed Director is on not more than six principal boards
(5) Track record of making good decisions
(6) Experience in high-performing companies
(7) Financially literate

The Nominating Committee has adopted internal guidelines addressing competing time commitments that are faced when Directors serve on multiple boards. As a guide, Directors should not serve on more than six principal boards.

Directors enjoying a light moment at the workshop organised to update Directors and key executives on changes in regulations.



Board And Individual Director Performance Assessment

Principle 5: Formal Assessment Of The Effectiveness Of The Board As A Whole And The Performance Of Individual Directors

Based on the recommendations by the Nominating Committee, the Board has established processes and objective performance criteria for evaluating the effectiveness of the Board as a whole and the effectiveness of the individual directors.

The Board completed its first round of Board and individual Director evaluation in May 2002. A second round was completed in January 2003. Some changes were made to the process and performance criteria from the experience drawn from the first exercise. During the second round of assessment, the Board also carried out an assessment of the performance of the Chairman of the Board based on the process and performance criteria approved by the Board.

The Board is mindful that the assessment exercises have to be handled with great tact and sensitivity, such that the exercises would be able to serve their intended objectives. The primary objective of the appraisal exercises is to establish a platform to encourage an even greater exchange of feedback and interaction among the Board members. In the process, the Board hopes to further draw out the strengths of the individual Directors and elevate the collective strength of the entire Board to an even higher level, thereby enhancing shareholder value.

The Board has decided that the results of the assessment exercises should not be publicised bearing in mind that the key objective of the exercises is to create another channel for the Board members to exchange constructive feedback and to establish how they can further draw on their individual strengths, talents, capabilities and expertise to strengthen the effectiveness of the Board.

To ensure that the evaluations are done promptly and fairly, the Board has appointed an independent third party (the "Independent Co-ordinator") to assist the Chairman of the Nominating Committee to collate and analyse the assessments made by the Board members. Mrs Fang Ai Lian, Chairman, Ernst & Young, was appointed for this role.

CORPORATE GOVERNANCE

Process

Each Board member was required to complete a Board Evaluation Questionnaire and send the Questionnaire direct to the Independent Co-ordinator within five working days. An "Explanatory Note" was attached to the Questionnaire to clarify the background, rationale and objectives of the various performance criteria used in the Board Evaluation Questionnaire with the aim of achieving consistency in the understanding and interpretation of the questions. Based on the returns from each of the Directors, the Independent Co-ordinator prepared a consolidated report and presented the report to the members of the Nominating Committee for discussion. Thereafter, the Independent Co-ordinator presented the final consolidated report to the Board together with the recommendations of the Nominating Committee, for discussion on the changes which should be made to help the Board discharge its duties more effectively.

As for the assessment of the performance of the individual directors, the Board differentiated the assessment of an executive Director from that of a non-executive Director.

In terms of the process for assessment of the executive Directors, each non-executive Director was required to complete the executive Directors' assessment form and send the form direct to the Independent Co-ordinator within five working days. It was emphasised in the assessment form that the purpose of the assessment was to assess each of the executive Directors on their respective performance on the Board (as opposed to their respective executive performance). The executive Directors were not required to perform a self, nor a peer, assessment. Based on the returns from each of the Directors, the Independent Co-ordinator prepared a consolidated report and presented the report at a meeting of the non-executive Directors, chaired by the Lead Independent Director. Thereafter, the Remuneration Committee, taking into account (a) the results of the assessment of the respective executive Directors' board performance, and (b) the assessment of the Executive Directors in their executive capacity (against the key performance indicators set for them earlier in the year), decided on each of the executive Directors specific remuneration packages.

The assessment of the performance of the non-executive Directors was carried out by each Director (both non-executive and executive). The Board had considered it necessary and useful for each non-executive Director to perform a self-assessment in addition to a peer assessment. The duly completed assessments were sent direct to the Independent Co-ordinator within five working days. Based on the returns, the Independent Co-ordinator prepared a consolidated report to the members of the Nominating Committee for discussion. Thereafter, the Independent Co-ordinator discussed the final consolidated report with the Chairman of the Nominating Committee and the Chairman of the Board so that they may provide the individual non-executive Directors with the necessary feedback with a view to improving their board performance and shareholder value.

The Chairman Evaluation Form was completed by each non-executive Director and sent direct to the Independent Co-ordinator within five working days. Based on the returns, the Independent Co-ordinator prepared a consolidated report for discussion at a meeting of the non-executive Directors, chaired by the Lead Independent Director. Thereafter, based on the discussion of the non-executive Directors, the Independent Co-ordinator presented the final consolidated report to the Lead Independent Director who then met with the Chairman to provide feedback and discuss appropriate steps.

Performance Criteria

The performance criteria for the Board evaluation were in respect of Board size and composition, Board processes, Board information and accountability, Board performance in relation to discharging its principal functions, Board Committee performance in relation to discharging their responsibilities set out in their

Independent Directors attended a conference organised by INSEAD in September 2002.



respective terms of reference and financial targets such as return on equity, debt – equity ratio, dividend pay-out ratio and earnings per share. Financial targets comparing the Company with its industry peers will be put in place for the year-2003 assessments.

The individual directors' performance criteria were in relation to their industry knowledge and/or functional expertise, contribution, sense of independence and others. For the executive Directors, the added criteria of "responsiveness to comments/questions" and "open and forthright" were applied.

The assessment of the Chairman of the Board was based on his ability to lead, whether proper procedures were established to ensure effective functioning of the Board, whether time devoted to Board meetings were appropriate in terms of number of meetings and duration of meetings, whether information provided to the Board was adequate in terms of adequacy and timeliness, among others.

In her consolidated report to the Board, the Independent Co-ordinator made the following comments in relation to the process of assessment adopted by the Company:

"Board and Director assessment is a relatively new process to corporate Singapore and in many respects, KCL is leading the way.

Not only was the approach adopted for 2002 ground-breaking, but the changes that have been introduced for this round of assessments have further enhanced KCL's leadership position in this aspect of governance."

Usefulness And Benefits

The Board assessment exercise provided an opportunity to obtain constructive feedback from each Director on whether the Board's procedures and processes allowed him to discharge his duties effectively and the changes which should be made to enhance the effectiveness of the Board as a whole. The exercise has helped the Board to uncover its strengths and challenges so that the Board would be in a position to further improve on the discharge of its oversight duties. The assessment questionaire also served to remind the Directors of their duties and responsibilities. The individual Director assessment exercise allowed for peer review with a view to raising the quality of Board members. It also assisted in determining the re-appointment of Directors.

CORPORATE GOVERNANCE

Audit Committee

Principle 11: Establishment Of Audit Committee With Written Terms Of Reference

The Audit Committee comprises four Directors, three of whom (including the Chairman) are independent Directors; namely, Dr Cham Tao Soon (Chairman of the Committee), Professor Bernard Tan, Mr Lim Hock San and Mrs Lim Hwee Hua. Mr Lim Hock San has accounting and related financial management expertise and experience. The Board considers the other members as having sufficient financial management knowledge and experience to discharge their responsibilities as members of the Committee.

The Audit Committee performs the following functions:

(a) Review audit plans of the Company's external auditors and internal auditors and consider effectiveness of actions/policies taken by management on the recommendations and observations;
(b) Independent review of financial statements;
(c) Examine effectiveness of financial, operating and compliance controls;
(d) Review the independence and objectivity of the external auditors annually;
(e) Review the nature and extent of non-audit services performed by auditors;
(f) Meet with external auditors and internal auditors, without the presence of management, at least annually;
(g) Ensure that internal audit function is adequately resourced and has appropriate standing within the Company, at least annually;
(h) Review interested person transactions; and
(i) Investigate any matters within the Audit Committee's terms of reference, whenever it deems necessary.

The Audit Committee has full access to and co-operation of the Management and full discretion to invite any Director or executive officer to attend its meetings. The Company has an internal audit team and together with the external auditors, report independently their findings and recommendations to the Audit Committee.

During the year, the Audit Committee performed independent review of the financial statements of the Company before the announcement of the financial results. The Audit Committee also undertook a review of the nature and extent of all non-audit services performed by the external auditors to establish whether their independence has in any way been compromised as a result, and has confirmed that such services would not affect the independence of the external auditors. Further, the Audit Committee met separately with both the external and internal auditors, without the presence of management or any executive, to allow for a more open discussion on any issues of concern. In addition, the Audit Committee assessed the strength of the internal audit team in terms of numbers and qualification towards ensuring that the team as a whole, and each team member, are capable of discharging their duties effectively, and has confirmed that the team is adequately resourced, and that the team and each member are suitably qualified, to discharge their duties effectively.

Internal Audit

Principle 13: Independent Internal Audit Function

The role of the internal auditors is to assist the Audit Committee to ensure that the Company maintains a sound system of internal controls by regular monitoring of key controls and procedures and ensuring their effectiveness, undertake investigations as directed by the Audit Committee, and conduct regular in-depth audits of high risk areas. The Company's internal audit functions are serviced in-house ("Group Audit").

Staffed by suitably qualified executives, Group Audit has unrestricted direct access to the Audit Committee. The Head of Group Audit's primary line of reporting is to the Chairman of the Audit Committee, although she reports administratively to the Executive Chairman of the Company.

All audits conducted by Group Audit are in accordance with the Accounting Standards set by the Council on Corporate Disclosure and Governance.

During the year, Group Audit adopted a risk-based auditing approach that focuses on material internal controls, including financial, operational and compliance controls. Audits were carried out on all significant business units in the Company, inclusive of limited review performed on dormant and inactive companies. All internal audit reports are submitted to the Audit Committee on a timely basis. Furthermore, internal audit's summary of findings and recommendations are also discussed at the Audit Committee meetings.

The Audit Committee reviews, on an annual basis, the adequacy of the internal audit function. The Audit Committee has reviewed and is satisfied that the Company's internal audit function is adequately resourced and has appropriate standing within the Company.

Internal Controls And Risk Management

Principle 12: Sound System Of Internal Controls

The Company's internal and external auditors conduct an annual review in accordance with their audit plans, of the effectiveness of the Company's material internal controls, including financial, operational and compliance controls, and risk management. Any material non-compliance or failures in internal controls and recommendations for improvements are reported to the Audit Committee. The Audit Committee also reviews the effectiveness of the actions taken by the Management on the recommendations made by the internal and external auditors in this respect.

During the year, the Enterprise Risk Management (ERM) framework was introduced to the Company. The principal aim of the ERM is to provide the Audit Committee with the assurance that major risks facing the Company have been identified and assessed, and that there are controls put in place to manage these risks. The key feature of the ERM framework comprises a systematic and on-going process for identifying, evaluating and managing the significant risks affecting the Company. Under the framework, business units (SBUs) are to align corporate strategies to their respective drivers in achieving the goals. Following that, the SBUs have to identify the significant risks associated with the respective business drivers and ensure that such risks are managed through appropriate actions. The process cascades from the Board level down to the individual business and support functions at various department levels.

In the roll-out of the ERM to the Keppel Group, introductory ERM workshops were conducted for each core SBU. Subsequently, the respective ERM sponsors and champions were identified and appointed. The Group Risk Management team then coordinated with the SBUs to run risk assessment workshops to identify the significant risks facing each of the core SBUs and to draw up the mitigating action plans. With the successful roll-out of ERM, the Board has endorsed the risk management process to be included in the annual business planning cycle and performance scorecard of senior management to ensure continuous efforts in embedding the risk management culture within the Group.

CORPORATE GOVERNANCE

The Company and its SBUs are committed to managing the Group's significant risks so as to mitigate potential exposures or losses. The ERM enables them to review their processes and business environment regularly to anticipate, recognise, evaluate and manage risks. In addition, they can leverage on the ERM to make better business decisions and promote a risk-centric business management approach within the Group.

The risk management process and system of internal controls in the Company are designed to manage, rather than eliminate, the risk of failure to achieve the Group's strategic objectives. It should be recognised that such systems can only provide reasonable but not absolute assurance against material misstatement or loss.

The Audit Committee has reviewed the effectiveness of the procedures described above and is satisfied that the Company's risk management processes and internal controls are adequate to meet the needs of the Company in its current business environment.

Remuneration and Share Option Committee

The Remuneration and Share Option Committee is made up entirely of independent Directors; namely, Dr Cham Tao Soon (Chairman of the Committee), Professor Bernard Tan and Mr Khoo Teng Chye. The Committee has access to expert advice in the field of executive compensation outside the Company where required.

In consultation with the Chairman, this Committee:

(a) Recommends to the Board a framework of remuneration for the Board members and key executives;
(b) Determines specific remuneration packages for each executive Director and the chief executive officer (if the chief executive officer is not an executive director);
(c) Decides the early termination compensation of Directors;
(d) Considers whether Directors should be eligible for benefits under long-term incentive schemes (including weighing the use of share schemes against the other types of long-term incentive schemes);
(e) Reviews the terms, conditions and remuneration of the senior executives of the Company;
(f) Administers the Company's employee share option scheme (the "KCL Share Option Scheme") in accordance with the rules of the Scheme;
(g) Grants share options under the KCL Share Option Scheme as this Committee may deem fit; and
(h) Sub-delegate any of its powers within its terms of reference as listed above, from time to time, as this Committee may deem fit.

Annual Remuneration Report

Principle 7: Formal And Transparent Procedure For Fixing Remuneration Packages Of Directors

Principle 8: Remuneration Of Directors Should Be Adequate But Not Excessive

Principle 9: Disclosure On Remuneration Policy, Level And Mix Of Remuneration, And Procedure For Setting Remuneration

The aim of the Remuneration and Share Option Committee is to motivate and retain Directors and executives and ensure that the Company is able to attract the best talent in the market in order to maximise shareholder value.

In this connection, the Committee had, in 2002, revised the Company's framework for determining the remuneration of its Directors and key executives as set out below.

Remuneration Policy Of Non-executive Directors

The non-executive Directors are paid directors' fees, the amount of which is dependent on the level of responsibilities. Each non-executive Director is paid a basic fee. In addition, non-executive Directors who perform additional services through Board Committees are paid an additional fee for such services. The members of the Audit and Executive Committees are paid a higher fee compared to members of the other Board Committees because of the heavier responsibilities and more frequent meetings required of them. The Chairman of each Board Committee is also paid a higher fee compared with members of that Committee in view of the higher responsibility carried by that office. Executive Directors are not paid directors' fees. The amount of directors' fees payable to non-executive Directors are subject to shareholders' approval at the Company's Annual General Meetings.
The framework for determining Director's fees for non-executive Directors is as follows:

			Ratio to Retainer of $40,000
Non-executive Chairman		$60,000 per annum	1.50
Non-executive Director		$40,000 per annum	1.00
Audit and Executive Committees	Chairman	$30,000 per annum	0.75
	Member	$15,000 per annum	0.38
Other Board Committees	Chairman	$15,000 per annum	0.38
	Member	$7,500 per annum	0.19

Remuneration Policy Of Executive Directors And Other Key Executives

The remuneration of the executive Directors and other key executives is under the purview of the Remuneration and Share Option Committee. The Company advocates a performance-based remuneration system that is highly flexible and responsive to the market, Company's and individual employee's performance.

The total remuneration mix comprises three key components; that is, annual fixed cash, annual performance incentive and long-term incentive. The annual fixed cash component comprises the annual basic salary plus any other fixed allowances, the annual performance incentive is tied to the Company's and individual employee's performance, and the long-term incentive is granted based on individual employee's performance and contribution.

The compensation structure is designed such that the percentage of an executive's annual total remuneration at risk increases as one moves up the corporate ladder. However, to remain competitive and relevant, we aim to benchmark our annual fixed salary at market median with the variables being strictly performance driven.

The executive Directors participate in a long-term incentive scheme in the form of the KCL Share Option Scheme, details of which are set out at pages 50 and 51.

CORPORATE GOVERNANCE

Level And Mix Of Remuneration Of Directors For The Year Ended 31 December 2002

The level and mix of each of Director's remuneration in bands of $250,000 are set out below.

Remuneration Band & Name of Director	Base/fixed salary	Variable or performance related income /bonuses	Directors' Fees	Benefits in Kind	Share Options granted
Above $4,000,000					
NIL	-	-	-	-	-
Above $3,750,000 to $4,000,000					
Lim Chee Onn	26%	64%	-	-	10%
Above $2,250,000 to $3,750,000					
NIL	-	-	-	-	-
Above $2,000,000 to $2,250,000					
Choo Chiau Beng	31%	55%	-	-	14%
Above $1,750,000 to $2,000,000					
Teo Soon Hoe	32%	53%	-	-	15%
$250,000 - $1,750,000					
NIL	-	-	-	-	-
Below $250,000					
Cham Tao Soon	-	-	100%	-	-
Bernard Tan Tiong Gie	-	-	100%	-	-
Lim Hock San	-	-	100%	-	-
Khoo Teng Chye	-	-	100%	-	-
Sven Bang Ullring	-	-	100%	-	-
Tony Chew Leong-Chee	-	-	100%	-	-
Tsao Yuan Mrs Lee Soo Ann	-	-	100%	-	-
Andrew Ang	-	-	100%	-	-
Loh Wing Siew	-	-	100%	-	-

Level And Mix Of Remuneration Of Key Executives (Who Are Not Also Directors) For The Year Ended 31 December 2002

The level and mix of each of the Key Executives' (who are not also Directors) remuneration in bands of $250,000 are set out below.

Remuneration Band & Name of Key Executive	Base/fixed salary	Variable or performance related income / bonuses	Directors' Fees	Benefits in Kind	Share Options granted
Above $1,500,000					
NIL	-	-	-	-	-
Above $1,250,000 to $1,500,000					
Leon Codron	36%	60%	1%	-	3%[4]
Kevin Wong	53%	35%	-	-	12%[5]
Above $1,000,000 to $1,250,000					
NIL	-	-	-	-	-
Above $750,000 to $1,000,000					
Tong Chong Heong	33%	41%	-	-	26%
+Ng Eng Ho	39%	51%	-	-	10%[6]
Above $500,000 to $750,000					
NIL	-	-	-	-	-
Above $250,000 to $500,000					
*Robert Bong	93%	-	-	-	7%[6]
Ong Tiong Guan	52%	23%	-	-	25%
Yick Ping Wong	52%	21%	-	-	27%

+ Resigned as Managing Director of Keppel Telecommunications & Transportation Ltd on 1 October 2002. The above variable or performance related income / bonuses includes an ex gratia sum paid on his cessation of employment.

* Joined Keppel Telecommunications & Transportation Ltd as Executive Director on 1 July 2002 and was appointed Managing Director on 1 October 2002.

Remuneration Of Employees Who Are Immediate Family Members Of A Director Or The Executive Chairman

No employee of the Company and its subsidiaries was an immediate family member of a Director or the Executive Chairman and whose remuneration exceeded $150,000 during the financial year ended 31 December 2002. "Immediate family member" means the spouse, child, adopted child, step-child, brother, sister and parent.

4 Singapore Petroleum Company Limited Share Options
5 Keppel Land Limited Share Options
6 Keppel Telecommunications & Transportation Ltd Share Options

CORPORATE GOVERNANCE

Details Of The KCL Share Option Scheme

The KCL Share Option Scheme ("Scheme") which has been approved by shareholders of the Company is administered by the Remuneration and Share Option Committee whose members are described above.

Under the Scheme, an option may, except in certain special circumstances, be exercised at any time after two years but no later than the expiry date. The two-year vesting period is intended to encourage employees to take a longer-term view of the Company.

The Shares under option may be exercised in full or in respect of 100 Shares or a multiple thereof, on the payment of the subscription price. The subscription price is based on the average of last done prices for the Shares of the Company on the Singapore Exchange Securities Trading Limited for the three market days preceding the date of Offer. The Remuneration and Share Option Committee may at its discretion fix the subscription price at a discount not exceeding 20 percent to the above price. None of the options offered in the financial year was granted at a discount.

To promote transparency, the Board had, on 5 December 2002, resolved that the date of grant ("Date of Grant") of share options under the Scheme shall be a pre-determined date; that is, the date falling 14 days immediately after the date of announcement of the Company's 2Q or full-year results, as the case may be.

The employees to whom the options have been granted do not have the right to participate by virtue of the options in a share issue of any other company. Certain employees who have been transferred from subsidiaries to the Company and to whom options have been granted may also hold options granted by subsidiaries prior to their transfer to the Company, while certain employees who have been granted options by the Company and were subsequently transferred from the Company to subsidiaries may be entitled to options under the subsidiaries' share option schemes.

The number of Shares available under the Scheme shall not exceed 15% of the issued share capital of the Company. Options to take up 3,830,000 Shares were granted during the financial year. There were 4,077,000 Shares issued by virtue of exercise of options and options to take up 3,351,000 Shares were cancelled during the financial year. At the end of the financial year, there were 14,698,000 Shares under option as follows:

	Number of Share Options					
Date of Grant	Balance at 1.1.02 or later date of grant	Exercised	Cancelled	Balance at 31.12.02	Subscription Price	Date of Expiry
29.04.97	1,765,000	-	(1,765,000)	-	$6.20	28.04.02
08.09.97	1,508,000	-	(1,508,000)	-	$4.73	07.09.02
19.03.98	1,609,000	(902,000)	(8,000)	699,000	$3.78	18.03.03
07.09.98	1,188,000	(805,000)	-	383,000	$0.91	06.09.03
02.03.99	567,000	(290,000)	(3,000)	274,000	$3.50	01.03.09
01.11.99	1,695,000	(360,000)	(20,000)	1,315,000	$3.96	31.10.09
17.03.00	1,584,000	(659,000)	-	925,000	$2.80	16.03.10
18.10.00	2,752,000	(860,000)	(17,000)	1,875,000	$2.84	17.10.10
20.04.01	2,757,000	(99,000)	(15,000)	2,643,000	$2.42	19.04.11
27.09.01	2,871,000	(102,000)	(15,000)	2,754,000	$2.25	26.09.11
20.12.02	3,830,000	-	-	3,830,000	$3.62	19.12.12
	22,126,000	(4,077,000)	(3,351,000)	14,698,000		

Fair Value of Options

As stated above, on 20 December 2002 the Company granted 3,830,000 options under the Scheme. This is 0.5% of the Company's issued share capital as at 31 December 2002. The options will vest in two years and will expire in 10 years. The exercise price of $3.62 was the average last done price for the Shares on the Singapore Exchange Securities Trading Limited for the three market days preceding the date of Offer. The Company estimated the fair value of each option granted to be $1.22. This was calculated by applying the Black-Scholes option pricing model. The total fair value of options granted for 2002 amounts to approximately $4,673,000. This represents 1.3% of the Group's 2002 attributable profit before exceptional items.

The information on Directors of the Company participating in the Scheme is as follows:

Name of Director	Options granted during the financial year	Aggregate options granted since commencement of the Scheme to the end of financial year	Aggregate options exercised since commencement of the Scheme to the end of financial year	Aggregate options lapsed since commencement of the Scheme to the end of financial year	Aggregate options outstanding as at the end of financial year
Lim Chee Onn	310,000	2,300,000	521,250	573,750	1,205,000
Choo Chiau Beng	230,000	2,050,000	604,250	573,750	872,000
Teo Soon Hoe	230,000	2,050,000	521,250	573,750	955,000

Controlling shareholders of the Company and their associates are not allowed to be granted options under the Scheme. Further, no employee received five per cent or more of the total number of options available under the Scheme.

Management Committees

New Investment And Divestment Steering Committee ("NIADS")

NIADS, comprising the Chairman, Executive Directors, and some senior officers of the Company and its subsidiaries, has been set up to assist the Executive Committee and the Board to review and evaluate investments and divestments made by Group companies.

Group Finance Committee

The Group Finance Committee is chaired by the Group Finance Director. Its members consist of senior finance officers from the Head Office and major subsidiaries of the Group. The Committee manages the Group's cash flow and leverages on the Group's strength to obtain the best sources of funding for Group companies. The Committee shares market information and manages the Group's risk exposure in the money market, currencies, equities and bonds.

CORPORATE GOVERNANCE

Management Development Committee

The Management Development Committee, comprising the executive directors of the Company, is chaired by the Executive Chairman and assisted by the Head of Group Human Resources. The Committee was set up to formulate a remuneration system that closely links reward with performance, develop high potential employees, manage under-performing employees, plan for succession, and ensure competitive total remuneration to attract and retain talent.

Other Group Committees

The Group also has committees for corporate finance, investor relations, corporate communications and corporate security. These committees leverage on expertise and experience in the Group for collective strength. They are co-ordinated by a Director or a senior officer from the Company.

All minutes and reports of Management Committees are sent to the Board for information and discussion.

Communication With Shareholders

Principle 14: Regular, Effective And Fair Communication With Shareholders

Principle 15: Greater Shareholder Participation At Annual General Meetings

In addition to the matters mentioned above in relation to "Access to Information/Accountability", the Company's Group Corporate Communications Department (with assistance from the Group Finance and Group Legal Departments, when required) regularly communicates with shareholders and receives and attends to their queries and concerns.



Quarterly results are disclosed at media and analyst conferences, in addition to via MASNET and webcast.



Independent Directors at the AGM.

Shareholders are informed of shareholders' meetings through notices published in the newspapers and reports or circulars sent to all shareholders. Shareholders are invited at such meetings to put forth any questions they may have on the motions to be debated and decided upon. If any shareholder is unable to attend, he is allowed to appoint up to two proxies to vote on his behalf at the meeting through proxy forms sent in advance.

At shareholders' meetings, each distinct issue is proposed as a separate resolution.

The Chairmen of the Audit, Nominating and Remuneration Committees are present to address questions at the Annual General Meeting. If the Chairman of any Committee is unable to be present due to other pressing commitments, the Chairman would nominate a member of the Committee to attend the meeting on his behalf. External auditors are also present at the Annual General Meeting to assist the Directors to address shareholders' queries, if necessary.

The Company is not implementing absentia voting methods such as by mail, e-mail or fax until security, integrity and other pertinent issues are satisfactorily resolved.

Securities Transactions

The Company has issued a policy on dealings in the securities of the Company and its listed subsidiaries to its Directors and officers, setting out the implications of insider trading and guidance on such dealings. It has adopted the Best Practices Guide on Dealings in Securities issued by the Singapore Exchange Securities Trading Limited. In line with Best Practice Guide on Dealing in Securities issued by the Singapore Exchange Securities Trading Limited, the Company issues circulars to its Directors and officers informing that the Company and its officers must not deal in listed securities of the Company one month before the release of the quarterly and full-year results, and if they are in possession of unpublished material price-sensitive information.



"Keppel ensures proper self-regulatory practices are in place to safeguard and protect the interests of shareholders."

- Chairman Lim Chee Onn

INVESTOR RELATIONS



Analysts and fund managers learn more about Keppel's businesses through facility visits.

Keppel remains steadfast in building up good and lasting relationships with its investors. This commitment is one of the primary drivers behind the focused set of initiatives undertaken in 2002, as well as the continuing efforts put in by the Group over the years to better serve the interests of its shareholders.

At the core of its investor relations efforts is Keppel's conviction in earning investors' trust and confidence. Keppel believes in stating honest views and realistic targets, demonstrating the discipline and integrity of its management.

Further underlining all its actions and initiatives is the Group's commitment to the highest standards of corporate governance. This is the cornerstone guiding Keppel, as it seeks to preserve and enhance shareholder's value, as well as protect shareholders' interest.

Effective Communication With Shareholders

In 2002, Keppel started reporting its financial performance on a quarterly basis, one year ahead of the mandatory quarterly reporting for listed companies in Singapore for financial periods starting from 1 January 2003.

Keppel recognises the market's need for timely information. Its practice is to disclose its results within 30 days after the close of the financial quarter. Apart from complying with the regulatory disclosure requirements, Keppel is continuously strengthening the quality and content of its financial disclosures so as to enhance the market's understanding of its performance. Some of these key areas include providing detailed explanation of how gearing targets could be achieved with cashflows and divestment proceeds, and breakdown of group turnover so as to give further dimension to the various sources of income.

INVESTOR RELATIONS

Conferences were held every quarter in conjunction with the result releases, so that the media, analysts and investors could be kept fully and accurately informed. Since July 2002, Keppel started 'live' webcast of its results conferences, so that it can reach out simultaneously to all its investors, in Singapore and overseas, achieving fair and equal dissemination of information. The presentation materials were also posted simultaneously on the company's website.


Keppel Corporation
Press & Analysts' Conference for the Full Year Ended 31 December 2002
Keppel Corporation
Full Year 2002 Results Announcement
Teo Soon Hoe

Quarterly webcasts of KCL results announcements are widely published, allowing investors outside Singapore to participate in the conferences.

Enhancing Understanding Of The Group's Businesses

Efforts to facilitate understanding of the group's businesses and strategies continued unabated in 2002. Keppel's management conducted frequent dialogues, meetings and conference calls with analysts, shareholders and investors who hailed from Singapore as well as overseas. Investment roadshows remained active, as Keppel's management met up with a broad spectrum of existing and potential investors in the United Kingdom, the United States of America, Hongkong, Europe, Japan and Australia.

As a global and regional business entity that has sustained strong growth despite a weak external environment, Keppel attracted a high level of interest among analysts and investors in visiting its key operations.

Keppel O&M's Singapore yards, in particular, were the ports of call for several groups of analysts and investors during 2002. These visits served as opportunities for them to witness the application of technologies and intellectual properties developed at Keppel O&M.

Responsibility Towards Minority Shareholders

In 2002, Keppel further extended its responsibility towards its minority shareholders. It provided an annual sponsorship to Securities Investors Association of Singapore's (SIAS) Investor Education Programmes. Such programmes are aimed at educating shareholders on investments so that they can better safeguard their wealth.

Recognition For Efforts In Best Practices

As a testament to its efforts in upholding best practices in corporate transparency, Keppel was named by SIAS as the runner-up for the second consecutive year in the multi-industry/conglomerate category for the 'Most Transparent Company Awards 2002'.

Keppel was also named by major institutional investors polled by 'The Asset' magazine's annual survey to be among the top ten companies in Singapore with the best practices in corporate governance.

Another financial journal, 'Asiamoney', conferred Keppel with the 'Best Managed Company Award' in 2002. Keppel was also commended by the investing community for making the most progress in investor relations at the Investor Relations' Asia Awards 2002 held in Hong Kong.

Meanwhile, Keppel also beat several Singapore-listed entities in bringing home the 'Best Corporate Governance' section award at the Annual Report Award 2002 competition.

Earning investors' trust and confidence by stating honest views and setting realistic targets.



More recently, Keppel was also named by institutional investors and equity analysts polled by 'FinanceAsia' magazine to be among the best of Singapore companies for a number of criteria. These include the 'Best Managed Company', 'Most Committed to Creating Shareholder Value', and 'Best Corporate Governance'.

Keppel's on-going efforts made towards raising the quality of its financial results disclosure in 2002 were recognised, going by the improvement it made in the Business Times Corporate Transparency Index. Of the 23 companies that released their full year results in January 2003, Keppel Corporation was ranked a creditable third, achieving a score of 84 out of a possible 100.

These awards and accolades serve duly as an important indication that Keppel is moving forward on the right track in its admirable goal to achieve a rooted culture of good corporate governance.

A culture of good corporate governance, summed up succinctly recently by our Chairman, Mr Lim Chee Onn, "will encourage management to focus more on sustainable businesses and real performance rather than have its attention diverted into financial engineering".

Share Performance

Keppel has performed well amongst the major capitalised listed entities in Singapore. For year 2002, despite the 285-point or 17.5% decline of the benchmark Straits Times Index, Keppel's share price bucked the trend, having gained 87 cents or 21% to end the year at $3.70.

During the year, Keppel's share price reached a high of $4.74 in August, while its average daily traded price was about $4.15.

KCL's shares also saw healthy trading volumes with over 609 million shares changing hands in 2002, up from 470 million shares traded in 2001. This translates into a healthy estimated annual turnover velocity of 0.8.

AWARDS AND ACCOLADES



Keppel's efforts in volunteerism were recognised when it won the Outstanding Corporate Volunteer of the Year Award 2002.

January 2002
Keppel Land won its eighth Grand Award at the 28th Annual Reports Awards (ARA). This was its second consecutive Grand Award win.

KCL, Keppel T&T and Keppel Hitachi Zosen (now part of Keppel O&M) also received a Certificate of Special Commendation in the ARA competition.

KFELS was exempted from MOM's safety audit for Year 2002 for its excellent safety track record.

February 2002
Keppel Shipyard was named National Model for Service Excellence by Singapore Productivity & Standards Board (now SPRING Singapore).

March 2002
KFELS received a cash bonus from Diamond Offshore Drilling for early completion of the upgrade on *Ocean Baroness*, a semi-submersible.

KFELS was awarded bonuses by the owner, Chiles Offshore (now merged with ENSCO), for early delivery and good safety record in the construction of the jack-up rig, *Chiles Discovery* (now renamed *ENSCO 104*). The rig also exceeded its original design parameters.

Mr Choo Chiau Beng, Executive Director of KCL and Chairman & CEO of Keppel O&M, was named Outstanding Chief Executive 2001 at the Singapore Business Awards.

May 2002
Keppel Land's terrace houses development, Villa Verde, was conferred Special Mention in the Residential category of the prestigious FIABCI d'Excellence Awards 2002 for its innovative design.

Keppel Facilities Management & Operations (Keppel FMO) secured funding from the Infocomm Development Authority (IDA) to develop wireless softwares for mobile workforce.

June 2002
KFELS achieved the Singapore Quality Class (SQC) Award for business excellence.

July 2002
Keppel Shipyard (Tuas) and KFELS received two Silver Awards each from the Ministry of Manpower for safety excellence on conversion of *FPSO Brasil* and *FPSO Falcon* and the construction of jack-up rigs, *ENSCO 102* and *ENSCO 104*, respectively. Keppel Shipyard (Benoi) won a Certificate of Merit Award.

Mr Tong Chong Heong, MD and COO of Keppel O&M, receiving the SQC Award for business excellence from Mr Lim Boon Heng.


SINGAPORE
QUALITY CLASS

September 2002
KCL was the runner-up in the multi-industry/ conglomerate category for the 'Most Transparent Company Awards 2002' organised by the SIAS, for the second consecutive year. Keppel Land was runner-up in the property category for the third year in a row.

Keppel Shipyard (Gul) won a Gold Award at the Association of Singapore Marine Industries (ASMI) Safety Innovation Team Convention, while KFELS, Keppel Shipyard (Tuas) and Keppel Shipyard (Benoi) each clinched a Silver Award.

KCL was recognised as the Friends of the Arts at the Patron of the Arts Award ceremony.

November 2002
Keppel Shipyard (Gul) won a Gold Award at the National Safety Innovation Team Convention.

December 2002
KCL was commended for making the most progress in investor relations at the Investor Relations Magazine Asia Awards 2002.

KCL was named Outstanding Corporate Volunteer of the Year in the National Volunteerism Awards 2002.

January 2003
KCL received the Best Corporate Governance Award and Certificate of Special Commendation at the 29th ARA competition. Keppel Land won the Best ARA.

KCL was conferred by investors in Asia Pacific, North America and Europe with the 8th Overall Best Managed Company Award in Singapore for 2002 in the annual poll by financial publication 'Asiamoney'. KCL also scored among the top five in other categories including Overall Best Investor Relations, Best Communications with Shareholders and Investors and Best Access to Senior Management.

KCL was ranked third in the Business Times Corporate Transparency Index among 23 companies that released their full year results in January 2003.

KFELS received a cash bonus for outstanding performance in the fabrication on the *Matterhorn SeaStar®* tension leg platform hull for Atlantia Offshore Limited.

KFELS was awarded the 1000 Highest Industry Turnover Growth for the Construction Industry at the Singapore 1000 & SME 500 Awards 2002/2003.

February 2003
KCL was chosen by major institutional investors polled by 'The Asset' magazine's annual survey to be among the top ten companies in Singapore with the best practices in corporate governance.

March 2003
KCL was named by institutional investors and equity analysts polled by 'FinanceAsia' magazine as one of the best of Singapore companies in several categories that include the 'Best Managed Company', 'Most Committed to Creating Shareholder Value', and 'Best Corporate Governance'.

people:



Building collective strength, sharpening competitive edge and demonstrating sincerity in purpose, 20,000 Keppelites in all its global operations will continue to transform Keppel

ORGANISATIONAL STRUCTURE


Board of Directors
* Executive Committee
Lim Chee Onn
Executive Chairman
Choo Chiau Beng
Executive Director
Teo Soon Hoe
Group Finance Director
** Management Development Committee
*** New Investment & Asset Divestment Steering Committee
Tong Chong Heong
Offshore & Marine
Rigbuilding, Offshore Conversion, Shiprepair & Shipbuilding
Kevin Wong
Property
Property Development & Fund Management
Robert Bong
Yick Ping Wong
Ong Tiong Guan
Infrastructure
Utilities & Network Engineering
Corporate Services

* This Committee reviews, with Management, Keppel Group's overall strategy and approves substantial investments and acquisitions by the Group.

** The Management Development Committee is responsible for the formulation of performance-based remuneration systems and comprehensive human resources planning.

*** This Committee provides support to the Executive Committee in business decisions pertaining to major investments and asset divestments.

SENIOR MANAGEMENT

Keppel Corporation

Lim Chee Onn
Executive Chairman

Choo Chiau Beng
Executive Director

Teo Soon Hoe
Executive Director
& Group Finance Director

Corporate Services

Johnny Lim Say Hoe
Group Controller

Wang Look Fung
General Manager
(Group Corporate Communications)

Lynn Koh
General Manager
(Group Treasury)

Magdeline Wong
General Manager
(Group Tax)

Lam Kwok Chong
General Manager
(Special Projects)

Tina Chin
General Manager
(Group Risk Management & Audit)

Caroline Chang
General Manager
(Group Legal)

John Chan Lai Thong
General Manager
(Group Information Technology)

Chua Chee Wui
General Manager
(Strategic Development / Chairman's Office)

Sharon Lua
General Manager
(Group Human Resources)

Paul Tan
Deputy Group Controller
(Group Control & Accounts)

Offshore & Marine

Choo Chiau Beng
Chairman / Chief Executive Officer
Keppel Offshore & Marine

Tong Chong Heong
Managing Director / Chief Operating Officer
Keppel Offshore & Marine

Sit Peng Sang
Chief Financial Officer
Keppel Offshore & Marine

Charles Foo Chee Lee
Managing Director
(Special Projects)
Keppel Offshore & Marine

Michael Chia Hock Chye
Executive Director
Keppel FELS

Nelson Yeo Chien Sheng
Executive Director
Keppel Shipyard

Goh Boon Kiat
Executive Director
Keppel Singmarine

Chee Jin Kiong
Executive Director
(Human Resources)
Keppel Offshore & Marine

Property

Kevin Wong
Managing Director
Keppel Land

Choo Chin Teck
Director
Corporate Services & Group Company Secretary
Keppel Land

Tan Swee Yiow
Director
Singapore
Keppel Land

Ang Wee Gee
Director
Regional Investments
Keppel Land

Infrastructure

Robert Bong
Managing Director
Keppel Telecommunications & Transportation

Yick Ping Wong
Managing Director
Keppel Integrated Engineering

Ong Tiong Guan
Executive Director
Keppel Energy

Unions

Keppel FELS Employees Union
Yap Huat Hin
President

Shipbuilding & Marine Engineering Employees Union
Lim Chin Siew
Executive Secretary

Keppel Employees Union
Mohd. Suleiman Bin Saman
President

Keppel Services Staff Union
Quah Kim Boon
President



The key to Keppel's success lies in the development and commitment of its people

EQUIPPING PEOPLE

Year In Review

The key to Keppel's future success lies with its people. As Keppel forges ahead in this uncertain global climate, its efforts and initiatives in enhancing and strengthening its human capital remain one of the core priorities.

The Group must cultivate innovative, imaginative and knowledge-based workers with an international outlook. They must also be quick to anticipate and embrace changes in the business environment.

In 2002, the Group embarked on a series of initiatives aimed at further strengthening its process of nurturing its people to build a long-term future for the Group and its stakeholders.

Senior Management Performance Assessment System

The senior management came under a new performance assessment system, approved by the Remuneration & Share Option Committee. This system, comprising a mix of both quantitative and qualitative performance drivers, ensures that senior management adopt a balanced approach towards Keppel's short-term financial targets and longer-term sustainability and growth. The reward structure has also been aligned with corporate and business unit goals via performance-based variable pay.

"Our new compensation framework allows us the flexibility to respond better to the market condition and meet our objective of driving performance of all executives."

- Chairman Lim Chee Onn

Manpower Distribution

Manpower by Countries


4,971
698
11,225
2,055
998

Singapore USA China/HK Others Asia

Manpower by Core Businesses


1,853
3,759
1,776
12,559

Offshore & Marine Property Infrastructure Investments

Executives / Non-Executives


16,231

Executives Non-Executives

EQUIPPING PEOPLE



Sparring session at Keppel Communications' annual Family Day event at Pasir Ris Town Park.

Group-wide Total Remuneration Review

With dual objectives of incentivising employees towards the desired company goals and maintaining market competitiveness, a comprehensive review was conducted to fine-tune the Group-wide total remuneration system, philosophy and structure.

Staff will see a greater differentiation in pay based on their performance so as to instil a performance driven culture. To seek better alignment with shareholders' interests, the Employee Stock Options Programme will now only be extended to senior managers and above.

Talent-oriented Culture

In line with the Keppel Group's continuous emphasis on identifying, developing and grooming the Keppel leaders of tomorrow, five new scholarships were awarded in 2002 under the Keppel Group Scholarship Programme. A total of 124 scholarships have been awarded since its launch in 1989.

Keppel also sponsors top-performing employees on a wide variety of local and overseas certification courses.

Leveraging Information Technology

To integrate the existing human resource information systems across the Group, Keppel has selected PeopleSoft as the human resource management provider. Currently being rolled-out in stages, the system when fully implemented is expected to propel the Group towards a universal platform enabling global real-time integrated view, control and management of its human capital.

To complement this system and enhance its knowledge management processes, a Human Resource (HR) portal has also been developed by the Keppel Land Information Technology Team. HR professionals can now access the system in a secured environment and share HR information, knowledge and experience including policies and best practices across the business units.

Orientation For Directors

A Directors' Orientation programme was initiated in early 2002 for all newly appointed directors to KCL Board. Organised by the Group HR Department, new Directors were able to familiarise themselves with Keppel's businesses.

Mapping out strategy at the Keppel China Seminar to capture growth opportunities in the country.



Engaging Keppelites

2002 saw various forums and seminars that engaged Keppelites in the future of Keppel's businesses.

The Keppel Management Forum gave management the opportunity to update its staff on the corporate roadmap and performance of the Group.

The Keppel China Seminar also brought together senior management and key personnel across the business units including those stationed in China, where ideas were exchanged in the setting of a group strategy for our China thrust.

Keppel FELS celebrated its 35th anniversary with the launch of its commemorative book "CAN DO! The Spirit of Keppel FELS" to inspire Keppelites to emulate the never-say-die spirit of its founding fathers.

People Developer

Training remained a key focal point across the business units. A training committee comprising members across the group was formed to proactively look into Group-wide training strategy and initiatives. A partnership was forged with the Civil Service College where a host of customised in-house courses were provided for Keppelites.

Apart from the skills and knowledge gained from these sessions, participants from the various business units also had the opportunity to network and share experiences.

To become more effective change agents in the Group, HR professionals and General Managers from the various business units attended a two-day workshop on leading change, promoting effective understanding and management of change in the working environment.

Keppel Shipyard was recognised by SPRING Singapore as a national model for work excellence in the implementation of the National Skills Recognition System (NSRS).

Industrial Relations

Keppel recognises the importance of maintaining a harmonious and cordial relationship with its unions. This was no exception in 2002 when Keppel Shipyard and Keppel FELS renewed their collective agreements with their employee unions for another three years.

EQUIPPING PEOPLE

Employee Wellness

At Keppel, employees' well-being is a key priority. To support its cause, a string of activities were lined up for Keppelites in 2002 ranging from healthy lifestyle, sporting to social events organised by the companies as well as the recreation clubs.

In line with promoting social cohesiveness and enhancing Keppel's family culture, several business units held 'Family Day' for staff and family members. The Keppelite Recreation Club also organised an Annual Dinner & Dance for the Group, while other business units had their respective year-end celebrations.

The health of employees has a direct impact on productivity levels. With that in mind, Keppel FELS, Keppel Land and Keppel Logistics had their respective 'Active Day' to promote a healthy lifestyle amongst its employees. Keppel Land also signed the Workplace Health Promotion Health Charter as a pledge and commitment towards promoting employees' health and well-being at the workplace.

As a testimony to the spirit of healthy lifestyle, a six-men relay team from Keppel Shipyard won the Corporate Relay Challenge Gold Medal in the Standard Chartered Singapore Marathon.



Families of Keppel Shipyard's employees had an enjoyable day at the Singapore Zoological Gardens.

For its efforts, the Ministry of Health conferred to Keppel Singmarine the Silver H.E.A.L.T.H. (Helping Employees Achieve Life-Time Health) award while Keppel FELS and Keppel Shipyard were recipients of the Bronze awards as part of their national recognition to organisations in promoting healthy lifestyles at the workplace.

Keppel's emphasis on safety in the yards is not only exemplary to the industry but also recognised and rewarded by its customers. Good safety records enhance productivity, increase employee morale and create a more conducive working environment.

Inculcating a safety mindset at the workplace amongst Keppelites, campaigns, regular safety reviews and meetings were conducted as constant reminders and updates to staff on safety regulations and standards.

Good safety records also represent Keppel's commitment to its clients on quality checks and the



Running for a healthy cause - Keppel Shipyard's relay team bagged the Gold medal in the Standard Chartered Singapore Marathon.


PLUS 2003

(Top)
Keppel Shipyard reinforced its commitment to safety with the re-launch of the Safety Plus Programme 2003.



(Bottom)
New Headquarters of the Keppel Group at the HarbourFront Office Park.

presence of reliable workflow procedures to increase the likelihood that projects will be completed on time and on budget.

At the Ministry of Manpower's Annual Safety Performance Awards 2002, Keppel FELS won two Silver Awards for its work on jack-up rigs, *ENSCO 102* and *ENSCO 104*, while Keppel Shipyard Tuas' yard won two Silver Awards for conversion projects on *FPSO Falcon* and *FPSO Brasil*. Keppel Shipyard's Benoi yard also received a Merit Award for excellence in safety practices for *Tyco Decisive*.

Furthermore, Maersk Contractors presented a Safety Award to Caspian Shipyard in Baku for the company's creditable safety performance.

Keppel Shipyard won Gold Awards at the 5th Safety Innovation Team (SIT) Convention organised by the Association of Singapore Marine Industries (ASMI) and 8th Annual National SIT Convention 2002 organised by the Ministry of Manpower.

New Office - New Beginnings

Keppel Corporation headquarters will be relocating from Capital Square to its new premises at Keppel Bay Tower in May 2003. Occupying two storeys, the new office will host an open concept design.
To involve staff in decision-making process, employees were engaged in the selection of workstation designs for the new office.

The Keppel Employees' Union relocated from Acacia Lodge to Tuas Yard in 2002 to be closer to its members and provide better services.



Dedication to the community
- Keppel leads in corporate volunteerism

CORPORATE VOLUNTEERISM

Keppel contributed to the refurbishment of the APSN Centre for Adults.


A Candle

Keppel Volunteers

As a responsible corporate citizen, Keppel has in place a Group-wide programme through which it harnesses the Group's diverse resources into a network of volunteers, known as the Keppel Volunteers.

Each Keppel Volunteer brings specialised skills and talents, as well as his business unit's professional expertise, in a common effort to imbue the Keppel Group employees with a sense of community service.

Since its inception in October 2000, the Keppel Volunteer programme has grown to include a driven and energetic corps of volunteers across the Keppel Group, exemplifying success in the pursuit of corporate volunteerism. With the wholehearted support of volunteers and management, the programme has touched the lives of many beneficiaries.

Keppel Volunteers has reached many milestones in the year 2002, apart from the regular activities it had planned and executed for the last two years.

Amongst these was the opening of the Association for Persons with Special Needs (APSN) Centre for Adults (CFA) at Jalan Tembusu in March 2002. A total of $88,000 in cash and kind was donated by Keppel towards the refurbishment of this Centre.

Keppel Volunteers' renewed commitment to APSN was seen through the adoption of Tanglin Special School and Delta Senior School bringing the adoption of beneficiary schools to six, including Chao Yang Special School, Jervois Special School, Katong Special School and the APSN CFA.

The APSN-GEP Games Day, held in October 2002 at Tanglin Special School, was organised to foster camaraderie amongst special students and the GEP secondary students and to present an opportunity for the special students to showcase their skill sets.

Volunteers and students alike actively participated in the day's festivities, which included friendly sports competitions and a special art-and-craft exhibition. Dignitaries present at the event, included Minister for Education and Second Minister for Defence, RADM (NS) Teo Chee Hean, who commended Keppel's continuing support for volunteerism.

CORPORATE VOLUNTERISM



Learning about the wonders of science - the children from APSN at the Singapore Science Centre.



The children had a fun-filled time at the APSN-GEP Games Day 2002.

Keppel Volunteers was also invited to the National Volunteer Conference 2002 to share with other conference members the strategies it had undertaken to tackle challenges that came with rolling out the programme.

Keppel's community efforts were recognised at the national level when it garnered the inaugural Outstanding Corporate Volunteer of the Year Award 2002. Conferred by the National Volunteer Centre on 27 November 2002, this award honours excellence in corporate citizenship in the way organisations facilitate and encourage employee volunteering on a sustainable basis.

As part of the annual fund raising activities, pineapple tarts specially made by the students of Delta Senior School and the APSN CFA were sold to Keppelites for the festive months of December 2002 and January 2003. This effort raised a sum of about $10,000 to be donated to the APSN schools.

The year 2002 also saw Keppel Volunteers taking steps to increase its volunteer recruitment efforts. A workshop was organised to equip volunteer representatives with leadership skills and help them better manage the volunteer activities. Events such as the Keppel Volunteers Appreciation and Recruitment Drive also strengthened bonds amongst volunteers across the group, further uniting them in their goal to promote volunteerism.

Keppel Volunteers looks forward to the coming years which will herald more growth and continuity in volunteerism.

Regular volunteer activities will continue to be conducted with the beneficiary schools, in conjunction with large-scale projects aimed to further increase the visibility of APSN within the public community. Indeed, the fire of volunteerism within the Keppel Group has been ignited by the Keppel Volunteers and will continue to burn brightly in the future, lighting the paths of volunteer beneficiaries and organisations alike.

Charities At The Business Units

Aside from the Keppel Volunteers Programme, Keppel's unwavering support over the years towards corporate volunteerism and charity is evident by the numerous acts towards this end. 2002 was without exception.

Keppel Singmarine won the Platinum Award in the Community Chest's SHARE programme for maintaining a high participation rate.



Keppel FELS RC spread joy to some hundred elderly folks from Sunlove Home.

Keppel Services Staff Union (KSSU) joined in a May Day Home Mass Gathering organised by the NTUC Community Development, together with residents from the Movement for Intellectually Disabled of Singapore (MINDS) as part of the kindness movement.

Keppel FELS Recreational Club organised a President's Challenge, a fun-filled day bringing together participants from the elderly folks of Sunlove Home and staff of Keppel FELS.

Keppel Logistics exhibited their volunteerism at heart. Staff joined students from the Society for the Physically Disabled (SPD) to participate in a Japanese clay art course conducted by the People's Association.

Keppel Logistics' staff also participated in a "Volunteer for a Day Programme" assisting students from the Spastic Children's Association of Singapore, MINDS and several other charitable organisations in learning basic life skills.

Keppel FMO did charitable work by participating in the 2002 Streetwise Run and also helped in ticket selling, jointly organised by Beyond Social Services and the Central Singapore Community Development Council, to raise funds for children and youths from various social service agencies.

Keppel Land maintained its tradition of setting up Christmas trees showered with wish tags in the lobbies of its office towers. Charitable tenants fulfilled over 600 wishes written on these tags by children from the APSN and elderly folks from Henderson Senior Citizens' Home.

CORPORATE VOLUNTEERISM





(Top)
His Excellency President S R Nathan graced the official launch of the Keppel Chair in NUS at Keppel FELS yard.

(Bottom)
Mammon Inc, a play by ACTION Theatre sponsored by KCL.

Corporate Sponsorships

The Keppel Professorship in Ocean, Offshore and Marine Technology was established at the NUS. Officially launched by his Excellency President S R Nathan in September 2002, the Keppel Chair is the Group's contribution towards developing Singapore as a Centre of Excellence for Ocean, Offshore and Marine Technology.

Towards this establishment, Keppel O&M donated a sum of $1.5 million. Eminent marine structural engineer, Professor Torgier Moan of the Norwegian University of Science and Technology has been appointed to help enhance teaching and research in Singapore.

In tribute to their contributions and support towards the promotion of artistic activities in Singapore, KCL was conferred the *Friend of the Arts Award* while M1 received the *Distinguished Patron of the Arts Award* by the National Arts Council.

In 2002 alone, KCL sponsored $85,000 in support of Mammon Inc, a play by ACTION Theatre, while Cirque du Soleil's Alegría was sponsored by M1.

Keppel Scholars Alumni Association



Keppel Scholars Alumni Association organised golf clinics for employees in the Keppel Group.

The Keppel Scholars Alumni Association (KSAA) was formed in August 2001, with the goal of augmenting synergy and fuelling networking across a multitude of Keppel business units.

The Association's objectives span a diverse range of ideals and pursuits, including the propagation of community services through the Keppel Volunteer network.

It also promotes the professional development, welfare and well-being of its members through various educational, social, recreational, sports and cultural activities.

KSAA's activities are delegated into four key areas: Community Service, Professional Development, Social Development and Business.

Riding on Keppelites' enthusiasm for golf, the alumni had its first golf challenge named "Double Trouble" and saw a turnout of 32 golfers who were among the 120 Keppelites that obtained their Proficiency Certificates at the beginners golf clinics at the Gary Player Golf Academy and Orchid Country Club in 2002.

The event allowed them to experience an actual competition at the 9-hole Executive Golf Course. Some have also signed up for intermediate courses, bringing them a step further to attaining their golfing handicap.

Going forward, KSAA will organise more activities to achieve the desired development in Keppelites, as well as provide the necessary avenues for them to strengthen the Keppel identity.

Keppel sponsored $50,000 towards Singapore's National Day Parade 2002. It was also a day where the Keppel Volunteers celebrated the Nation's birthday with the children from APSN.

A long-time supporter of the Singapore Symphony Orchestra (SSO), Keppel contributed $10,000 in the year 2002 to this prestigious orchestra in support of shaping the cultural scene of Singapore.

In promoting the celebration and sharing of Singapore's heritage as living history, Keppel donated $10,000 in support of the Heritage Festival organised by the National Heritage Board.

Some $6,000 was raised by Keppel during the Singapore Lyric Opera in June 2002, where the funds went towards the promotion of opera in Singapore as well as to assist the organisation in establishing itself in the regional and international music scenes.

products:



Keppel strives for only the best, developing and creating world-class intellectual properties and offering products of choice



SHAPING THE FUTURE

As the Group moves forward to attain global leadership in its core businesses, Research and Development into new technologies and their applications will be one of the main engines to drive up value for shareholders.

Keppel Senior Management is fully committed to create in every business unit a culture that encourages Keppelites to become innovative, stretching the boundaries of technologies in products and services for long term sustainable profitability.

Each business has mapped out its own blueprint to strengthen capabilities through a repertoire of intellectual properties that differentiate itself from its competitors, and achieve better pricing power.

The philosophy in their blueprint is to work with customers and suppliers to use the best technology to develop new designs, products and services that meet customers' operational and business needs in improving their profits.



Offshore & Marine

Deep marine and offshore expertise and insights into industry trend have contributed to Keppel O&M's year-on-year ROE which improved from 8% to 19% over the last two years.

The group continues to rigorously build up its design and engineering capabilities as well as strengthen its production processes to achieve greater productivity and project management skills.

Its managers are also pressing hard to stay close to the market, delivering technology that helps customers solve thorny technical problems such as customising spud cans for unique seabed conditions and creating more cost-effective rigs for harsher operating environments.

Championed by Mr Choo Chiau Beng, Executive Director of KCL and Chairman/CEO of Keppel O&M, KFELS' more than 15 years of R&D platform has been strengthened into a multi-pronged strategy for the offshore and marine sector.

This includes in-house R&D; collaborations with research centres, consultants and peers; strategic alliances with customers, and acquisition of Intellectual Properties of strategic components and designs. Some measures of success have been achieved, significantly the KFELS MOD V "B" jack-up rig, the DSS20 CAS-M design, a semi-submersible drilling rig and the series of Semi-Submersible Drilling Tenders (SSDT).

Milestones

Offshore Technology Development Pte Ltd (OTD) was set up.

Co-designed and built Pelaut, the KFELS SSDT800 semi-submersible drilling tender rig, with Petrodril Offshore.



OTD's patented jacking system and leg fixation system installed on Santa Fe's *Galaxy III*.

Smedvig ordered an enhanced SSDT800 drilling tender *West Menang*.

1983/84	1993	1994	1997	1998

1983/84

Co-designing DSS20 semi-submersible drilling rig with Marine Structure Consultants (MSC) of the Netherlands.

1994

FELS Baltech in Bulgaria, an off-site engineering outfit incorporated. Internet Transfer Protocol (ITP) used to link up with KFELS.

1997

OTD's proprietary 1000FV jacking system, an essential component in a jack-up installed on Santa Fe's *Galaxy II*, a harsh environment jack-up.

Re-focused on developing new jack up and semi-submersible designs to meet the industry's need for deepwater drilling.





Further enhancement on SSDT series resulted in Smedvig ordering a SSDT 3000, the *West Alliance*.





Perforadora ordered from AMFELS a "B" class, also with OTD's equipment.

Semi-submersible drilling tender for operations in deepwaters of Gulf of Mexico, Offshore Brazil, Northwest Shelf of Australia and West Africa, SSDT 3600-GOM-C42 unveiled.

Launch of the Keppel Chair in NUS, the first initiative in developing Singapore into a centre of excellence for ocean, offshore and marine.

1999	2000	2001	2002	2003

New fifth generation semi-submersible design, the DSS20 CAS-M co-designed with MSC, ordered by Maersk.

New jack-up designs launched. ENSCO ordered a KFELS MOD V "A" class, while Chiles Offshore, now merged under ENSCO, ordered two "B" class.

New products such as Pinion Load Monitoring System (PLMS), and the floating rack and pinion type cantilever and drilling floor skidding system accepted by market.

Atwood Oceanics ordered a KFELS MOD V "B" class, with OTD's equipment.

The KFELS "B" class BIGFOOT design was adopted by ENSCO for their new generation jack-up building programme.





Testing and evaluating a newly designed fixation system.

Keppel O&M's vision-to be the choice provider of design and engineering solutions, shipyard services and products-can only be achieved by pursuing a well-deserved R&D strategy.

In-house R&D

Three main units take the lead in Keppel O&M's R&D initiatives are:

- OTD, which develops jack-up rig designs together with equipment and systems,
- KFELS Engineering, which designs semi-submersible drilling rigs and tenders, and
- Marine Technology Development Pte Ltd (MTD), which has just been formed to focus on tug and supply boat designs.

They work with customers, vendor and classification societies in generating new ideas and solutions.

Collaborations

OTD has been working with specialists in other parts of the world and tertiary institutions such as the NUS and University of Western Australia to develop new products designs, technologies and solutions. It also participates in joint industry studies in search of solutions relating to rig operations.

KFELS Engineering has had design collaborations with leading semi-submersible (Semi) designers as well as drilling contractors and has also worked closely with renowned model basins to streamline the Semi designs to meet offshore industry's exacting standards. Such industry-wide associations have raised the bar of engineering excellence in-house and culminated in a Semi design portfolio that offers drilling as well as tender-based solutions.

To raise the benchmark of intellectual and technological know-how of local industry and for manpower training, Keppel sponsored a Keppel Chair in NUS.

This will pave the way for eminent academics of international standing from around the world to enhance teaching and research in offshore and maritime engineering, as well as to collaborate in long term R&D projects. One such initiative is OTD's research alliance with NUS and the Centre of Excellence in the Norwegian University of Science and Technology.

Strategic

Keppel O&M is strengthening its Houston Center as another base for the creation of strategic alliances with customers to undertake opportunistic initiatives in developing new business concepts and technical solutions for their clients.

Located in the world's number one offshore oil and gas centre, Houston Center is key to Keppel O&M's R&D strategy. A foresight unit, a market intelligence outfit will be formed and staffed with some of the best engineers to sniff out new developments and future trends in the industry.

Acquisitions Of IPs Of Strategic Components And Designs

Finally, Keppel O&M will continue to make acquisitions or investments in technology companies that have intellectual properties. Such acquisitions and investments, which help fast-track the company's move up the technology value chain, will be carried out in a disciplined manner.



Property

The Keppel brand name as a quality housing developer is Keppel Land's strongest intellectual property. The company's portfolio of internationally acclaimed developments is testimony to delivering only the best.

Some of its world-class real estate projects in Singapore are the elegant and plush condominium, Pebble Bay which is built by the river; the highly successful Bugis Junction, a mixed commercial-office-cum hotel development; Capital Square, an A-grade office tower in the business district; and Villa Verde, a 515-unit country-style terrace housing.

Across the region, the picturesque Spring City Golf & Lake Resort in Kunming, China and Saigon Centre in Ho Chi Minh City are also showcases of Keppel Land's distinction.

The Keppel Land group will continue to bring its distinct brand through its projects in the pipeline consolidating its track record as a regional quality housing developer.

Presently, a series of quality residential projects are being built across the region. They include Singapore's first waterfront residential development, Caribbean at Keppel Bay, Shanghai's One Park Avenue, and residential projects in Bangkok and Ho Chi Minh City.

Enhancing this brand equity calls for a strong balance sheet, higher productivity, best practices and processes at every level of the company, all of which are present in Keppel Land.



SINGAPORE : Villa Verde
2002 Special mention, Residential Category, FIABCI Prix d'Excellence

Villa Verde is among Singapore's largest landed housing developments. Recognised for its outstanding quality and unique features, Villa Verde won recognition for innovative features such as rooftop terraces.



SINGAPORE : Capital Square
2001 finalist in Office/Industrial Category, FIABCI Prix d'Excellence

A Grade A office building, Capital Square won the "Certificate of Merit for Construction Excellence" and "Best Buildable Design" at the Building and Construction Authority Awards Presentation in 2000. In 2001, it was a finalist in the Office/Industrial Category of the FIABCI Prix d'Excellence Awards. It has been divested in November 2002.



KUNMING : Spring City Golf and Lake Resort
Best Golf Course in China and Hong Kong

Spring City was ranked by US Golf Digest as "Best Golf Course in China and Hong Kong" in 2001. In 2000, Spring City was included in the par 2000 list of the 500 best holes in the world compiled by Golf Magazine, Asian Golf Monthly and 10 other international publications. This world-class integrated resort comprises two championship golf courses as well as quality homes and amenities.


Streets Of Silver

SINGAPORE : Bugis Junction
2001 finalist, Retail Category, FIABCI Prix d'Excellence
An awarding wining development, Bugis Junction was also awarded "Best Shopping Experience - Shopping Centre Award" by the Singapore Tourism Board in 1996 and 1997. It is a cornerstone in the revival of a civic district encompassing museums and institutions of learning.


saigon centre

VIETNAM : Saigon Centre, Ho Chi Minh City
2000 'Excellent' award by International Asia Pacific Quality Awards
Keppel Land's flagship commercial project Saigon Centre also received the "Vietnam Quality Award Gold Medal" from the Vietnam Ministry of Science, technology and Environment.



Infrastructure

With the acquisition of the assets of Seghers Better Technology, KIE now owns leading-edge environmental technology, especially in waste-to-energy incineration, and biosolids and waste water treatment.

The environmental engineering unit, SKG is spearheading the development of applications that are customised for the China market, which the Keppel Group is targeting.

To maintain leadership in this business, KIE is committed to a continuous and pragmatic approach to R&D.

Its strategy includes in-house R&D to enhance its "Best Available Technology" status, product testing and customisation for clients and collaboration with universities and research centres such as the Leuven University, Belgium and NUS/NTU in Singapore.

The division will also make prudent and timely acquisitions of complementary technologies.



Water Treatment
SKG's Unitank and Membrane technologies convert waste water into reusable Newater. The Unitank is a compact and modular biological system for advance waste water treatment.



Waste-to-energy
Developed by SKG, the new prism technology will improve the performance of waste-to-energy plants. It enhances the recoverable energy while ensuring that pollutants in flue gas are removed before emission into the environment.



Waste-to-energy
SKG's waste pre-treatment plants use SEGHERSdano drum technology, which increases the efficiency of final waste treatment (incineration, compositing, digestion or landfill).

presence:

Keppel has operations in 25 countries, close to its markets and closer yet to its customers

GLOBAL SPREAD


NORWAY
UNITED KINGDOM
THE NETHERLANDS
BELGIUM
GERMANY
LUXEMBOURG
FRANCE
BULGARIA
SPAIN
AZERBAIJAN
UNITED STATES OF AMERICA
MEXICO
NICARAGUA
BRAZIL
ARGENTINA
UNITED ARAB EMIRATES
CHINA
MYANMAR
HONG KONG
VIETNAM
THAILAND
PHILIPPINES
MALAYSIA
SINGAPORE
INDONESIA
AUSTRALIA

Offshore & Marine

- Azerbaijan
- Brazil
- Bulgaria
- Mexico
- Norway
- Philippines
- Singapore
- The Netherlands
- United Arab Emirates
- United States of America

Property

- Australia
- China/Hong Kong
- Indonesia
- Malaysia
- Myanmar
- Philippines
- Singapore
- Thailand
- United States of America
- Vietnam

Infrastructure

- Argentina
- Belgium
- Brazil
- China/Hong Kong
- France
- Germany
- Indonesia
- Luxembourg
- Malaysia
- Nicaragua
- Philippines
- Singapore
- Spain
- Thailand
- United Kingdom
- United States of America
- Vietnam

Keppel will further strengthen the Group's capabilities to compete successfully in the global market

Cities in Individual Countries

- **Argentina**
  Mendoza
- **Australia**
  Sydney
- **Azerbaijan**
  Baku
- **Belgium**
  Brussels
- **Brazil**
  Rio de Janeiro
  Salvador
  Sao Paulo
- **Bulgaria**
  Varna
- **China/Hong Kong**
  Beijing
  Chengdu
  Hebei
  Hong Kong
  Kunming
  Shanghai
  Suzhou
  Tianjin
- **France**
  Paris
- **Germany**
  Bonn
  Kaarst
- **Indonesia**
  Bali
  Batam/Bintan
  Jakarta
  Manado
  Surabaya
  Yogyakarta
- **Luxembourg**
- **Malaysia**
  Johor Bahru
  Kuala Lumpur
  Penang
  Petaling Jaya
- **Mexico**
  Tamaulipas
- **Myanmar**
  Mandalay
  Yangon
- **Nicaragua**
  Managua
- **Norway**
  Stavanger
- **Philippines**
  Batangas
  Cebu
  Manila
  Subic Bay
- **Singapore**
- **Spain**
  Madrid
- **Thailand**
  Bangkok
- **The Netherlands**
  Rotterdam
- **United Kingdom**
  Wolverhampton
- **United Arab Emirates**
  Ajman
  Dubai
- **United States of America**
  Brownsville
  Chicago
  Dallas
  Houston
  Los Angeles
  Marietta
  New York
  Seattle
  Tampa
  Washington DC
- **Vietnam**
  Hanoi
  Ho Chi Minh City

BUSINESS SEGMENT ANALYSES

Revenue

2001


14%
26%
5%
8%
47%

2002


47%
35%
6%
12%

Offshore and Marine | Property | Infrastructure | Investments | Keppel Capital Holdings

Profit Before Tax

2001


16%
19%
14%

2002


45%
33%

Offshore and Marine | Property | Infrastructure | Investments | Keppel Capital Holdings

Profit After Tax & Minority Interests

2001


26%
4%
22%
17%

2002


18%
7%
51%
24%

Offshore and Marine | Property | Infrastructure | Investments | Keppel Capital Holdings

	2002		2001	
	$ million	**%**	$ million	%
Offshore and Marine	**1,911**	**35**	1,517	26
Property	**353**	**6**	309	5
Infrastructure	**649**	**12**	468	8
Investments	**2,615**	**47**	2,763	47
Keppel Capital Holdings	**-**	**-**	825	14
TOTAL	**5,528**	**100**	5,882	100

	2002		2001	
	$ million	**%**	$ million	%
Offshore and Marine	**227**	**45**	109	16
Property	**167**	**33**	126	19
Infrastructure	**28**	**5**	93	14
Investments	**89**	**17**	17	3
Keppel Capital Holdings	**-**	**-**	320	48
TOTAL	**511**	**100**	665	100

	2002		2001	
	$ million	**%**	$ million	%
Offshore and Marine	**183**	**51**	68	26
Property	**84**	**24**	60	22
Infrastructure	**26**	**7**	45	17
Investments	**63**	**18**	11	4
Keppel Capital Holdings	**-**	**-**	83	31
TOTAL	**356**	**100**	267	100



Staying ahead of the pack with strong design and engineering capabilities

OFFSHORE & MARINE

Market Overview

In 2002, the global energy market saw higher and more volatile commodity prices as compared with the previous year. Oil prices started the year at the low end of the OPEC benchmark price range of US$22 – 28 per barrel, but trended higher during the year to above US$30 per barrel by end-2002.

The price volatility was mainly driven by continuing nervousness over the political situation in the Middle East as well as ongoing OPEC production curtailments. These factors contributed to the postponement of large capital spending by major exploration and production companies.

Oil companies reduced their capital expenditure slightly in 2002, with the decline attributed mainly to a significant decline in US spending. Major oil and gas companies had reduced their expenditure on their US operations amid the more favourable prospects found in deeper waters and other international areas where potential reserves are seen to be larger.

The overall rig drilling market in 2002 was flat, despite oil prices moving up from US$20 to above US$30 per barrel at the end of the year.

Demand for jack-up rigs, particularly the premium units, improved in 2002, driven by the increased number of projects in deeper wells. Notably, ultra-premium jack-up rigs, which are capable of high pressure and high temperature drilling programmes in deep well reserves enjoyed higher utilisation and day rates than the other rigs in the market.

For the market as a whole, the number of jack-up rigs that were working rose from 273 at the beginning of 2002 to 318 at the end of the year *(source: ODS-Petrodata, January 2003)*. As a result, overall utilisation of jack-up rigs increased from 70% to 82%.

However, the demand for semi-submersible rigs was lacklustre in 2002. Its utilisation rate started the year at 75%, before falling to 67% during the year *(source: ODS-Petrodata, January 2003)*, as a result of cutbacks in the US Gulf of Mexico and the North Sea.

The FPSO/FSO conversion market was buoyant in 2002 as exploration in deepwater areas continued.

The move into the deepwater was prompted mainly by the prospects of this sector, where major fields with large reserves were to be found. In particular, Brazil and West Africa were two of the most active regions for FPSO/FSO conversion projects.

The global shipping industry continued to operate under challenging conditions in 2002, as trade

Offshore & Marine


2001
2002
300
250
200
150
100
50
0
$million
149
276
90
217
109
227
68
183
EBITDA
Operating Profit
Profit Before Tax
Profit After Tax & Minority Interests

	2002 $ million	2001 $ million	% Increase/ (Decrease)
Revenue	**1,911**	1,517	26
EBITDA	**276**	149	85
Operating Profit	**217**	90	141
Profit Before Tax	**227**	109	108
Profit After Tax & Minority Interests	**183**	68	169
Return on Equity (%)	**19.0**	8.0	138
Manpower (Number)	**12,559**	8,940	40
Manpower Cost	**433**	283	53

OFFSHORE & MARINE



The expansion in the number of deep water production projects will continue to drive demand for FPSO/FSO conversions.

volumes were affected by the general slowdown of major world economies.

However, in the tanker market, the year ended with strong freight rates due to a combination of unusual weather conditions, strong economic growth in Asia, the conflict in Iraq, and oil strikes in Venezuela.

The dry bulk market was slow during the year, but saw a strong finish in 2002. This firmer freight market was underpinned by increased world steel production and a revival of steam coal and grain transports.

The cellular container ships market had an active year in 2002. However, there was a slight decline in charter and freight rates during the fourth quarter of 2002.

In the gas carrier market, small and medium size LPG carriers saw improved activity and higher rates towards the end of 2002, after a slow start. Larger vessels, however, experienced a less active market without any marked improvements in rates. As for LNG carriers, it was generally an active year amid continued strong demand for natural gas in most major markets.

Formation Of Keppel Offshore & Marine

In May 2002, Keppel integrated its offshore and marine business units to form Keppel Offshore & Marine Ltd (Keppel O&M). This new entity helped reinforce Keppel's position as a leader in the construction, upgrade, conversion and repair of mobile offshore drilling and production units, especially jack-up rigs, as well as the conversion of monohull tankers into FPSOs and FSOs.

Through the integration, Keppel O&M is able to benefit from greater operational flexibility, complementary skill sets and cost and revenue synergies.

Cost-efficiencies were realised through pool purchasing of materials, better management and control of



ENSCO 104, a KFELS MOD V "B" class rig deployed at East Timor Sea.

contract and direct labour, as well as the sharing of yard equipment and facilities.

A Group Industrial Engineering Department has also been formed to further improve productivity by utilising the right technology for the right jobs, maximising shared resources such as facilities and equipment, sharing of best practices, and achieving even higher standards in measurement and benchmarking systems.

Despite the challenging market conditions, 2002 was a record year for the Offshore & Marine Division. With the high orderbook carried forward from 2001 as well as contracts secured during 2002, revenue rose by 26% to $1.9 billion from $1.5 billion the previous year.

Operating profit for the Division increased by 141% to $217 million as compared with $90 million in 2001. Net interest income fell because of low interest rates, but this was partly offset by higher contributions from associates, mainly Asian Lift, which had a good year.

At the pre-tax level, profits rose 108% to $227 million from $109 million in the previous year. Attributable profit before exceptional items increased by 169% to $183 million.

The Division's return on equity rose to 19% from 8%.

Offshore

The Offshore division had an extremely busy year with the projects in its order book carried over from 2001 and contracts secured during 2002.

During the year, KFELS completed several newbuilding contracts. These include the *Chiles Discovery* (since renamed *ENSCO 104*), a KFELS MOD V "B" class jack-up rig, for ENSCO; the *ENSCO 102*, a KFELS' MOD V "A" class jack-up rig jointly-owned with ENSCO; the hull structure for the *Matterhorn SeaStar®* tension leg platform for Atlantia Offshore; and the *ENSCO 1*, a support barge for ENSCO.

OFFSHORE & MARINE



Matterhorn SeaStar® tension leg platform.



Jack-up Rig 136.

KFELS also carried out several jack-up upgrades. These include GlobalSantaFe's *Rig 136,* Diamond Offshore's *Ocean Heritage*, Transocean's *Trident 16* and ENSCO's *ENSCO 51* & *ENSCO 54.*

Over at the division's US subsidiary AMFELS, the yard delivered the *Quantum 4000,* a prototype multi-purpose semi-submersible work vessel, to Cal Dive International, and also completed the *ENSCO 105,* a KFELS MOD V "B" class jack-up rig, for ENSCO. AMFELS also completed three jack-up upgrades, namely the *Ocean Spartan* and *Ocean Spur* for Diamond Offshore and the *ENSCO 64* for ENSCO.

At the Brazilian joint venture FELS Setal, the yard made good progress on the conversion of tanker *Stena Concordia* into a FPSO vessel *P-48* for Halliburton Productos Ltda. Following underwater works in dry dock, various topside modules would be installed and systems tested prior to completion by end-2003.

FELS Setal also completed a number of offshore projects during the year. These include repairs on the semi-submersibles *P-17* for Petrobras and *Stena Tay* for Stena Drilling.

In Azerbaijan, Caspian Shipyard Co (CSC) made steady progress on the newbuild *DSS-20-CAS-M* semi-submersible for Maersk Contractors. The main structures, comprising two pontoons, four columns and the drill floor substructure, were fabricated in KFELS and delivered by barge through the Don and Volga rivers, arriving in the Caspian Sea two weeks ahead of schedule. Since then the lower hull units have been joined together and the upper hull consolidated onto it. Equipment installation and outfitting work are in progress.

When completed in the third quarter of 2003, the Maersk rig will become the first semi-submersible to be built in the Caspian Sea and will also be



FPSO P-48.



Semi-submersible Ocean Baroness.

technologically the most advanced unit operating in the region.

During the year, CSC also successfully completed the *Dada Gorgud* upgrade No. 4 project, which enabled the semi-submersible to drill in up to 475 metres of water depth in a technologically progressive manner. Other capabilities of the semi-submersible were also improved during the upgrade.

In August, Keppel O&M acquired the Verolme Botlek yard in Rotterdam, Netherlands, which has since been renamed Keppel Verolme. The yard has the widest graving dock in Europe, measuring 90m wide, enabling it to undertake the repair and conversion of some of the world's largest semi-submersibles.

During 2002, Keppel Verolme completed three jack-up repairs, namely the *Glomar Labrador 1* for GlobalSantaFe, the *West Epsilon* for Smedvig and the *Noble Lynda Bossler* for Noble Drilling. Meanwhile, it also has secured a contract from Van Oord ACZ for the conversion of a bulk carrier into the world's largest fall pipe vessel. The bulk carrier arrived at the yard in November 2002 for the conversion work.

Keppel O&M successfully penetrated the Middle East offshore market following the integration. Arab Heavy Industries (AHI) in Ajman, the United Arab Emirates, with the help from KFELS, repaired a jack-up drilling rig (the *Ekhabi*) owned by Far East Marine Company of Russia. AHI also repaired *Foresight Driller V*, owned by Foresight Drilling of Cyprus. It is noteworthy that the *Foresight Driller V* and *Ekhabi* were constructed by KFELS in 1980 and 1984 respectively.

KFELS continued to offer its offshore mobile repair services to rig owners last year. One such project involved the *ENSCO 57*, which required leg repairs while on location in the Gulf of Thailand. KFELS'

OFFSHORE & MARINE



Submersible shallow water drilling unit, Rassia.



Noble Lynda Bossler.

team of specialists completed the repair work within a short span of 12 days. Other projects involving major leg repairs undertaken during the year included the jack-up rigs *Harvey Ward* and *Roger Mowell* for Transocean.

Currently under construction at KFELS is the *Atwood Beacon,* a KFELS MOD V Enhanced "B" class ultra-premium jack-up rig. The rig will be able to operate in water depths up to 400 feet, and drill up to 30,000 feet deep. Work on the project started in November 2001 and the rig is scheduled for completion in May 2003.

Diamond offshore's *Ocean Rover* is undergoing a major upgrade in KFELS. This upgrade is similar to the upgrade completed on the *Ocean Baroness* in January 2002.

During 2002, the Offshore division secured various newbuilding, upgrade and repair contracts which will continue to keep its yards busy.

AMFELS secured in early-2002 a US$83 million contract from Perforadora Central of Mexico to build a KFELS MOD V "B" class jack-up rig. AMFELS also clinched two jack-up rig upgrade projects from Diamond Offshore and ENSCO.

Three contracts were also secured from PT Apexindo in 2002. These include the construction of two submersible shallow water drilling units and the repair/refurbishment of another. In addition, KFELS also secured contracts for the construction of a support barge and the upgrade of a jack-up rig from ENSCO and a jack-up rig upgrade from GlobalSantaFe.

Marine

2002 was an active year for the Marine division, marked by an increase in shiprepair jobs and conversion activities.



Repair of LNG carriers at Keppel Shipyard.

The number of vessels repaired increased slightly, from 499 in 2001 to 508 in 2002. However, values were generally lower amid the prevailing challenges in the shiprepair market.

On the positive side, the number of conversions undertaken during the year has risen. It is noteworthy that in June 2002, Keppel Shipyard had an all-time record of six active FPSO conversions or upgrading projects running concurrently, of which four were completed during the year, namely *FPSO Falcon* and *FPSO Brasil* for SBM and *Petroleo Nautipa* and *ABO FPSO* for Prosafe.

With these projects, the world leading FPSO/FSO owner/operator SBM had entrusted Keppel with a record of six consecutive projects in this region since 1999.

On the *FPSO Brasil* project, Keppel Shipyard set a new benchmark for fast-track FPSO conversions, as the contract was completed in 12 months. As for the *ABO FPSO,* the vessel also underwent a fast-tracked conversion process that took five months.

Keppel Shipyard achieved more than one million man-hours without lost time incidents on the conversion projects for *FPSO Falcon* and *FPSO Brasil.* For this achievement, the yard received Silver Awards from the Ministry of Manpower at the Annual Safety Performance Award 2002 presentation.

In shiprepair, Keppel Shipyard continued to lead in LNG carrier repairs in the region. In May, three LNG carriers from regular customers were drydocked and repaired at the same time, with two of the vessels completed ahead of schedule.

In November 2002, Keppel Shipyard successfully completed the 100th docking for its regular customer Niederelbe Schiffahrtsgesellschaft GmbH & Co (NSB).


2089
13252

OFFSHORE & MARINE

Since the first vessel in 1998, NSB and Keppel have forged a strong working relationship.

In shipbuilding, the third and fourth cable ships out of a six-vessel contract were delivered, while an 86m multi-purpose platform supply vessel was completed for SURF of France. The division also completed eight tugs and an AHTS vessel for various owners, including two from the Middle East.

In Brazil, FELS Setal is busy with the construction of three AHTS vessels for Brazilian offshore vessel operator Delba Maritima Navegacao. The AHTS vessels, each with winch capacity of up to 500 tons and engine horsepower up to 14,400 BHP, would be used to support offshore platforms and FPSOs operating in the Campos Basin offshore Brazil and are the first such vessels to be built locally.

Over in the Philippines, Keppel's three shipyards experienced a challenging year, with the number of vessels repaired having dropped from 288 in 2001 to 239 in 2002.

AHI had a busy year, with the number of vessels repaired increasing to 188 from 166 the year before.

The shipyards in the Keppel O&M network continued to exploit synergies that helped to strongly elevate its overall competitiveness. One example was the conversion of *ABO FPSO,* which was undertaken jointly by Subic Shipyard in the Philippines and Keppel Shipyard, with the former carrying out repair and refurbishment works and the latter undertaking the conversion.

The towage business also had another good year in 2002. The fleet increased to 27 vessels with the delivery of four new vessels and the sale of an old vessel. All the tugs are employed, with 15 on term charter. Three tugs are currently under construction and will be delivered in mid-2003.

In shipbuilding, contracts were secured for the construction of four AHTS vessels, of which two were for Hadi Al-Hammam of Saudi Arabia and the remaining two for Pacific Richfield Marine of Singapore. Keppel Shipyard also secured a three-tug building contract from Keppel Smit Towage.


ABO FPSO



(Top)
Satisfied customers at the delivery of ABO FPSO.

(Bottom)
KST Spica and KST Sirius, built by Keppel Singmarine for Keppel Smit Towage.

(Facing page) Keppel Shipyard is a leader in FPSO conversion.

OFFSHORE & MARINE



Prospects for the construction and life extension of jack-up rigs remain good.

Market Outlook

Keppel O&M enters its second year with good opportunities for its global operations. Synergies on various fronts continue to be realised from the integration of the offshore and marine divisions.

At the same time, the group's network of 15 yards worldwide is faced with challenging business environments, characterised by volatile oil and gas price movements, political uncertainties and rapid technological developments.

Global exploration and production spending is expected to increase in 2003. Crude oil and gas prices are believed to remain at levels attractive for exploration and production activities to be sustained. Rig utilisation may be expected to improve with consequent positive impact on rig day-rates.

Another significant factor is the ageing fleet of jack-up rigs. Without more new-builds, 90% of the world jack-up fleet would be 25 years old or older by 2010, compared to 21% at the end of 2002. The scenario augurs well for our offshore division. It is pertinent to note that of the 14 new competitive jack-up rigs built in the last five years, all of them found work on delivery even though most of them started building without firm drilling contracts in hand.

During 2002, gas production remained relatively flat due to low demand and corresponding low prices. Working natural gas in storage fell some 20% year-on-year. An abnormally cold winter in the US further depleted storage reserves and helped push natural gas spot prices at the Henry Hub above $5.00 per million BTU in December 2002. This supply-demand imbalance will motivate investments (mainly by independents) into gas-directed drilling in the Gulf of Mexico, and is expected to increase demand for premium jack-up rigs such as the KFELS MOD V "B" class unit.

In marine operations, Keppel O&M's reliance on a good mix of shiprepair, ship conversion and specialised


GEONÍSIO BARROSO

Keppel has a proven track record in the construction of supply vessels.

shipbuilding is expected to provide steady business for its Singapore and overseas shipyards.

FPSO/FSO conversions are expected to remain in high demand as numerous deepwater production projects are under development, with many likely to proceed. As larger fields are discovered, operators are looking for longer site life, and requirements for larger vessels and new-build FPSOs are high. With the shipping market relatively weak, many shipowners are keen to venture into the offshore market with conversion of their spare vessels. Keppel Shipyard is busy with three conversions in hand crossing into 2003 and are actively pursuing enquiries received from current and potential clients.

The international shiprepair industry is entering a period of extensive change and uncertainty, with the development of new shiprepair facilities in Asia. Other key factors include a tightening of regulatory and chartering policies, intense competition, particularly from low cost countries, the phasing out of single-hull tankers under IMO regulations between 2003 and 2015 and the impact of the economic slowdown.

Shiprepair yards in Keppel's global network are being tuned to meet the varying demands of their respective local markets. At the same time, the yards offer cross-capability support to one another, thereby strengthening each yard's performance and competitiveness in the local and global context. Reflecting this, Keppel's Singapore and Philippines yards have collaborated on several FPSO conversion projects.

In shipbuilding, the market for tugs and offshore support vessels is expected to remain strong due to ageing fleets and inclination by oil companies to charter newer vessels. If the present rate of replacement continues through to 2010, 80% of the offshore support vessel fleet would exceed 25 years of age by that time. In the case of tugboats, with continued port expansion and privatisation of ports and related services, and the ageing fleet of some 8,000 tugs, there is likewise a good market for tug replacement.



Building up overseas earnings through development and sale of homes in Asia's growth cities

PROPERTY

2002 was a challenging year for the Property Division as Singapore grappled with weak economic conditions and external uncertainties. The Singapore economy managed to escape a double-dip recession and grew by 2.2%. Economic growth was affected by the slowdown in the US, the terrorist attack in Bali and the US conflict with Iraq.

Despite the difficult economic environment, KCL's subsidiary Keppel Land successfully executed several major initiatives in 2002.

In June, Keppel Land monetised receivables from the sale of three residential projects in Singapore – Butterworth 8, The Edgewater and Amaranda Gardens. In November, Keppel Land divested its 70% stake in Capital Square.

Towards the close of the year, One Park Avenue in Shanghai, Keppel Land's first residential development in China, achieved brisk sales of 100% at its initial launch of 504 units.

For the year ended 31 December 2002, Keppel Land returned to the black with net profit of $26.4 million compared with a loss of $368.4 million due to landbank provisions in the previous year. This profit was achieved after net exceptional loss items of $67.9 million (due to a loss of $70.4 million from the divestment of Capital Square, partly offset by a gain of $2.5 million from the sale of Bayswater Village).

As office market values in Singapore declined, Keppel Land revalued its investment properties in Singapore downwards by $164 million. This revaluation deficit was charged against previous years' surpluses accumulated under capital reserves in the balance sheet. Keppel Land's net tangible assets per share fell to $2.09 from $2.23 a year ago.



Keppel Land's Park Avenue masterplan unveiled in Shanghai, China.

Property



□ 2001 □ 2002
$million
200
150
100
50
0
163
184
142
166
126
167
60
84
EBITDA
Operating Profit
Profit Before Tax
Profit After Tax & Minority Interests

	2002 $ million	2001 $ million	% Increase/ (Decrease)
Revenue	**353**	309	14
EBITDA	**184**	163	13
Operating Profit	**166**	142	17
Profit Before Tax	**167**	126	33
Profit After Tax & Minority Interests	**84**	60	40
Return on Equity (%)	**7.3**	5.4	35
Manpower (Number)	**1,776**	1,978	(10)
Manpower Cost	**32**	35	(9)

PROPERTY



216 units of freehold Butterworth 8 were sold out soon after its launch in January 2002.

The monetisation of residential receivables and divestment of Capital Square helped to improve Keppel Land's debt-equity ratio (including minority interests) to 0.95 from 1.30 as at 31 December 2001. However, after taking into account the revaluation deficit and expenditure incurred for new projects, the debt-equity ratio was 1.09 as at end-December 2002.

Business Performance And Prospects By Region

Singapore

Residential

The Singapore residential market saw a strong take-up of 9,500 new homes in 2002, due mainly to pent-up demand, the deferred payment scheme offered by developers, realistic pricing, a higher number of new project launches, the relaxation on the use of CPF funds for up to half of the mandatory 20% downpayment, and low mortgage rates.

Supported by strong demand, prices for residential properties declined by only 1.8% in 2002 compared with the 11.7% drop in the previous year.

During the year, Keppel Land launched three developments – freehold Butterworth 8 at Tanjong Katong Road, and 999-year leasehold The Callista and The Elysia at Mar Thoma Road. Launched in January 2002, Butterworth 8 sold out its 216 units very quickly, and its receivables were monetised together with those of Amaranda Gardens and The Edgewater launched two months earlier.

The Callista and The Elysia have since been 56% and 15% sold respectively.

Keppel Land continued the development of Caribbean at Keppel Bay which is 70% owned by KCL. It is the first residential project to be developed on the 32-ha Keppel Bay waterfront site, once the site of Keppel Shipyard and the cradle of the growth and prosperity of the Keppel Group.

The first and only one of its kind, Caribbean redefines waterfront living in Singapore with its unparalleled sea views, a marina and spectacular water channels right up to the homes.

With a 1,200 m long shoreline, Keppel Bay is all about gracious waterfront living in a premium location. The unparalleled premium location has the sea and Sentosa Island as its frontage, Mount Faber as its backdrop, the Keppel Golf Course and Labrador Park along one boundary, and The HarbourFront Office Park and The HarbourFront Mall retail and entertainment hub on the other.

Comprising 969 luxurious apartments right by the water's edge, more than 70% of the 430 units in Caribbean were sold during the launch of its first phase.

Office

The Singapore office market went through a difficult year in 2002. Poor business sentiments and uncertain economic conditions contracted demand by 0.93 million sf in a year with 2.46 million sf of supply. The island-wide office occupancy dropped to 84.3% by the end of 2002, compared with 88.7% a year ago.

Despite the softer market, Keppel Land's well-managed and well-located office buildings continued to enjoy higher than average office occupancy.

In June 2002, Keppel Land commenced piling and construction works for One Raffles Quay, a joint venture office development with 1.3 million sf of office space. Located at the gateway to the New Downtown, One Raffles Quay comprises a 50-storey tower and a 29-storey tower linked by a podium. Jointly developed by Keppel Land, Cheung Kong (Holdings) and Hongkong Land, it is due for completion in end-2005.

Over at the HarbourFront Office Park, which is located next to the new HarbourFront MRT station, Keppel Bay Tower and HarbourFront Tower One received their Temporary Occupational Permits in November 2002.

Exxon Mobil is the major tenant of HarbourFront Tower One while KCL and Kodak Singapore will relocate to Keppel Bay Tower. The cable car tower, known as HarbourFront Tower Two, is currently being retrofitted and is expected to be ready in the first half of 2003. The HarbourFront Office Park is developed by a joint venture between Mapletree and Keppel Point, a joint venture between KCL and Keppel Land.

In November 2002, Keppel Land sold its 70%-owned Capital Square to Queensley Holdings Limited, a special purpose vehicle sponsored by ERGO Versicherungsgruppe AG. Valued at $490 million, the sale underscored Keppel Land's strategy to divest its investment buildings to re-deploy resources to its core businesses of property development for sale and property fund management.



One Raffles Quay is expected to be completed in end-2005.

PROPERTY



One Park Avenue marks Keppel's successful entry into the residential development market in China.

Overseas

During the year, Keppel Land took significant strides in executing its strategy of focusing on residential development in Asia. The group successfully acquired residential sites in four growth cities in Asia, namely, Beijing, Chengdu, Bangkok and Ho Chi Minh City. Together, these sites will yield a total of about 3,500 residential units to be launched for sale in 2003 and 2004.

The proposed developments will be targeted at the growing middle to upper middle-income homebuyers in these cities.

Keppel Land will continue to pursue development opportunities in Asia, especially China, Thailand and Vietnam. Keppel Land has targeted to increase its overseas earnings contributions to 50% by 2005.

China

In November 2002, One Park Avenue in Jingan, Shanghai was launched for sale. Targeted at the middle and upper-middle income groups, the first four blocks comprising 504 units were snapped up soon after launch. Another block of 97 units launched in January 2003 saw similar response. More blocks will be launched in the first half of this year. The development with full condominium facilities, is scheduled to complete at the end of 2004.

Ocean Towers, a 25-storey office building located in the prime commercial district of Huangpu, achieved 100% occupancy in 2002. The building, which is 29% owned by Keppel Land, has a gross lettable floor area of about 46,000 sm.

Elsewhere in China, Keppel Land made further inroads with the acquisition of two residential sites in Beijing and Chengdu.

In Beijing, the 7.2-ha site is located in the Chao Yang District, which is highly sought after by both locals and expatriates. This residential project will comprise 1,860 condominium units.

In Chengdu, capital of the Sichuan province, the 4.2-ha site is situated along the waterfront of the Funan River, with the Sichuan University Campus and the historic 'Wang Jiang Lou' Garden on the opposite bank. The 1,200-unit condominium development will begin construction in the fourth quarter of 2003 and is scheduled for launch in mid-2004.

Excluding One Park Avenue units which have been launched and sold, Keppel Land will provide more than 5,000 quality homes in China, to be launched over the next two years.

Thailand

During the year, Keppel Land's listed subsidiary Five Stars Property Public Company Limited was renamed Keppel Thai Properties Public Company Limited (KTP) to leverage on Keppel Land's established quality brand and expertise.


SHARP

Keppel Land acquired a site in Ho Chi Minh City, Vietnam.

In 2002, KTP acquired a 16-ha site in an established residential site near Bangkok's Central Business District which it plans to build 360 detached homes.

Bangkok's residential market, particularly the landed housing segment, has shown strong growth in 2002. With the Thai government's policy on encouraging home ownership, attractive mortgage rates and pent-up demand, housing demand is expected to remain strong.

Vietnam

In September 2002, Keppel Land acquired a 5.9-ha prime residential site in Ho Chi Minh City to develop 120 quality villas for sale. Jointly developed by Keppel Land (90%) and Huy Hoang Joint Stock Company (10%), the development is subject to the approval of the Ministry of Planning and Investment.

The government's recent amendments to the land Laws allowing overseas Vietnamese to purchase and own homes have stimulated the local housing market, especially in Ho Chi Minh City, which is Vietnam's economic centre. Government reforms, coupled with strong economic growth, will continue to underpin demand for quality housing.

Property Fund Management

Keppel Land's first fund, the Asia No.1 Property Fund, which is managed by a joint venture with Henderson Global Investors, is expected to have its first closing of about US$100 million in the first half of 2003. The fund will invest in mostly income-generating real estate assets in Asia.

Market Outlook

Keppel Land will continue to focus on the two core businesses of property development for sale and property fund management to achieve higher and faster returns.

On property development, greater emphasis will be placed on the development of residential projects for sale in Asia. China, Thailand and Vietnam will be Keppel Land's main country focus in the immediate future. In Singapore, it will selectively launch and re-launch several residential projects.

Keppel Land will also continue to work towards divesting its portfolio of investment properties to re-deploy resources into better-yielding property development projects and grow its property fund management business.



Building a sustainable Infrastructure business through R&D and solution customisation

INFRASTRUCTURE

The Infrastructure Division posted a 39% improvement in revenue to $649 million but profit after tax and minority interests declined 42% to $26 million. This was due mainly to the higher earnings base in 2001, with the one-time contribution from the sale of a toll road investment. In addition, the Network Engineering business had a challenging year in 2002 amid structural changes of the global telecommunications industry.

During the year, the Group successfully acquired the assets of Belgium environmental engineering company SBT which comes under the Utilities fold within the Infrastructure Division. The Group also made substantial headway in Brazil, with the successful deployment of the power barges which began operations in November 2002.

Utilities

Keppel Energy

As part of KCL's strategic focus to grow its core businesses, the Keppel FELS Energy group of companies were transferred to be held directly by KCL and renamed Keppel Energy.

Despite a slowing global economy and a worldwide consolidation in the electricity market, Keppel Energy's profit after taxation and minority interests grew significantly. The improvement was the result of positive contributions from all operating assets in Brazil, China and Nicaragua and Keppel Electric, the electricity retail business in Singapore.

Market Opportunities

While the global electricity industry still faces many challenges, there are emerging opportunities in the increasing demand for power in China and Indonesia and the continued liberalisation of the energy markets in Singapore, South Korea and Australia.

Major US and European utility firms are continuing to concentrate on their home markets and restructuring their asset portfolios. They are divesting their Asian assets and at more realistic valuations. Such divestments in Asia offer opportunities to Keppel Energy to pursue growth through acquisitions.

In Singapore, the launch of the New Electricity Market (NEM) in January 2003 presents Keppel Electric a larger pool of contestable customers, as the market further liberalises.

Key Growth Strategies

Keppel Energy is on track to realise its vision to build a strong, and regionally focused utility business in selected markets.


Infrastructure
2001
2002
150
125
100
75
50
25
0
$million
100
60
80
21
93
28
45
26
EBITDA
Operating Profit
Profit Before Tax
Profit After Tax & Minority Interests

	2002 $ million	2001 $ million	% Increase/ (Decrease)
Revenue	**649**	468	39
EBITDA	**60**	100	(40)
Operating Profit	**21**	80	(74)
Profit Before Tax	**28**	93	(70)
Profit After Tax & Minority Interests	**26**	45	(42)
Return on Equity (%)	**5.9**	11.9	(50)
Manpower (Number)	**3,759**	3,264	15
Manpower Cost	**126**	97	30

INFRASTRUCTURE

The power barges in Brazil began commercial operation in November 2002.



Keppel Energy will complete the restructuring of its existing power generation assets and begin its next phase of growth through development of new power generation facilities and acquisition of power generators in Asia.

Over in Brazil, the power barges deployed there have made substantial headway. The plant began commercial operation in November 2002 and is operating smoothly and has met all stringent standards of the customer.

In Singapore, Keppel Energy will accelerate its growth through the development of a power project, which will complement Keppel Electric.

Keppel Energy will also collaborate with suitable strategic partners through joint ventures and alliances to pursue these growth opportunities. Collectively, more value can be added to the projects and to the customers.

Keppel Integrated Engineering

The KIE group of companies performed satisfactorily during the year despite the economic slowdown in the region.

In the engineering and construction sector, Keppel Engineering (KE) completed work on the two Municipal (PUB) Water Reclamation Plants in Bedok and Kranji as well as the complex Maintenance Management System for the upcoming North-East

Utilities Engineering



2001 2002
100
75
50
25
0
$million
85
59
68
25
74
33
38
27
EBITDA
Operating Profit
Profit Before Tax
Profit After Tax & Minority Interests

	2002 $ million	2001 $ million	% Increase/ (Decrease)
Revenue	**473**	330	43
EBITDA	**59**	85	(31)
Operating Profit	**25**	68	(63)
Profit Before Tax	**33**	74	(55)
Profit After Tax & Minority Interests	**27**	38	(29)
Return on Equity (%)	**6.9**	10.0	(31)



MRT line. KE also completed the construction of the Singapore Embassy in Beijing.

During the year, KE secured two new PUB projects, worth a total of $40 million, for works on Changi and Kim Chuan Water Reclamation Plants and a US$16 million contract for the design and build of a semiconductor plant for Fairchild Semiconductors in Suzhou, China. In Facilities Management & Operation (FMO) services, Keppel FMO secured new contracts for the Ministry of Home Affairs Complex, Revenue House and other commercial properties such as Applied Materials and Caterpillar.

Several existing clients such as the Changi General Hospital, National University Hospital, Ang Mo Kio Community Hospital and Singapore Immigration & Registration Authority reaffirmed their confidence in Keppel FMO's capabilities by renewing or extending their contracts.



Keppel FMO has enhanced its customer service with the use of wireless mobile technology.

Environmental Engineering

In November 2002, KIE successfully acquired the assets of SBT Group, a global environmental technology provider offering technologies and services in waste-to-energy, air pollution control and treatment of potable water, waste water, bio-solids and production of new water as well as desalination processes.



These assets were injected into a newly formed company, SKG, to provide a new platform on which to build a sustainable environmental engineering business.

With the acquisition, KIE has moved closer to becoming a technology company with emphasis on process engineering.

The group now has four synergistic arms to build the Utilities (which is under Infrastructure, one of Keppel's core businesses) business with special focus on environmental engineering.

Through these engineering arms, KIE aims to provide its customers with total solutions, from the provision of suitable technologies to solve environmental problems through to the design and construction of plants and equipment as well as in the maintenance and operations of these plants.

While the world is its marketplace, its focus will be primarily in China which promises most potential. KIE will capitalise on SKG's reputation in China as an innovative and reliable technology provider as it seeks to enhance its presence in the country.

Network Engineering And Technology Solutions

Market Overview

2002 proved to be a particularly challenging year for the global telecommunications industry.

Telecommunications service providers (telcos) continued to be burdened with debt and overcapacity amid weak consumer sentiment. The deployment of 3G mobile networks was further delayed, as telcos chose to take more tentative steps, testing the 3G business case by conducting limited trials.

Capital expenditure on telecommunications infrastructure reduced sharply in 2002. In Asia, telcos' capital expenditure was estimated to have shrunk by 20% (*source: Frost & Sullivan, Nov 2002*).

Business Restructuring

In response to the difficult market conditions, Keppel T&T consolidated and restructured its subsidiaries so as to reduce costs and enhance competitiveness.

A major milestone was the integration of Keppel Communications and ECHO Broadband (ECHO) and their subsidiaries, which brought together the key competencies of wireless and wireline network engineering services. This integration is expected to strengthen the network engineering business fundamentals, and fulfil the objective of enhancing its service offerings to customers.

In addition, the management team was strengthened during the second half of 2002 to drive the reorganisation of the division. Key efforts undertaken included right-sizing of manpower, improvement of processes and business development initiatives in both existing and new markets.


Network Engineering
2001
2002
$million
20
15
10
5
0
-5
-10
15
1
12
(4)
19
(5)
7
(1)
EBITDA
Operating Profit
Profit Before Tax
Profit After Tax & Minority Interests

	2002 $ million	2001 $ million	% Increase/ (Decrease)
Revenue	**176**	138	28
EBITDA	**1**	15	(93)
Operating Profit	**(4)**	12	(133)
Profit Before Tax	**(5)**	19	(126)
Profit After Tax & Minority Interests	**(1)**	7	(114)
Return on Equity (%)	**(3.8)**	33.0	(112)

INFRASTRUCTURE

Business Performance And Prospects By Region

Keppel T&T's revenues for its consolidated core network engineering business units for 2002 was $309.8 million, a 12% increase over 2001. The division, however, suffered a loss of $4.3 million before tax and exceptional items, mainly due to erosion of margins and provisions for stock obsolescence and trade debtors.

Europe And The US

In Germany, ECHO's main client, *ish*, experienced a slowdown in its network upgrade programme in North Rhine Westphalia particularly since mid-2002. However, ECHO is committed to providing ongoing network support services to *ish* through to mid 2004.

During the year, ECHO continued its strategy of acquiring and growing new business outside of Germany in markets such as the UK, Central, Southern and Eastern Europe, North Africa and the Middle East. An European sales and marketing team was also built up to pursue business opportunities in new markets such as Portugal, Spain, UK, France, Austria and Poland.

These efforts yielded results, as contracts from Autoroute de Sud de France for the design, planning and implementation of a fibre optic cable project in the South of France and SwissCom for wireless design and engineering services in Switzerland, were clinched.

In the US, ECHO Broadband Inc. was established in September 2002. Its focus is on business opportunities in VoIP systems integration services, outsourced operations and maintenance functions of IP networks and wireless network planning services.

In 2002, Keppel T&T's technology solutions business was affected by the sluggish worldwide IT demand. Its US associated company, Computer Generated Solutions, Inc., saw diminishing demand from major customers.

Asia

Keppel T&T's network engineering business faced a slowdown in its traditional markets of Singapore, Taiwan and the Philippines. However, Thailand was a bright spot for the division as its customers AIS and Nokia, continued with network expansion activities in Southern Thailand and the outskirts of Bangkok.

Business development activities in other promising parts of Asia continued in 2002, as Keppel Communications formally established network engineering entities in China and Indonesia.

The prospects for network engineering services in China look bright as the country's entry into the WTO and the up-coming Olympic games have created significant demand for communications infrastructure, including telecommunications networks. The country is also experiencing a rapidly growing demand for cellular and IT services from its emerging middle-class. This, coupled with the need to upgrade telecommunication networks in second and third tier cities, has spurred demand for network expansion and optimisation services.

In Indonesia, the market offers opportunities in CDMA fixed and mobile wireless networks, and business potential in the areas of network expansion and optimisation.

The Telecoms equipment distribution business was affected by the general economic slowdown in Singapore and Malaysia. This resulted in lower revenues reported by Radiance Communications Pte Ltd and its Malaysian subsidiary Trisilco Radiance Communications Sdn Bhd.

Key Growth Strategies

Amid the prevailing cautious outlook of the global telecommunications industry in 2003, Keppel T&T's network engineering division will strive to gain a firm foothold in the markets where network expansion is continuing, such as China. At the same time, the



Keppel T&T is set to ride the potential 3G network deployment wave.


ECHO

The integration of Keppel Communications and ECHO Broadband.

division will continue to compete for the 3G wireless trials that will be critical in positioning it to ride the potential 3G network deployment wave.

Strong emphasis will be placed on enhancing the division's key competencies. It will continue to broaden its spectrum of service offerings to meet market trends and requirements, as well as move up the value chain to offer higher value-added services in network design and planning, optimisation, and operations and maintenance.

Focus on the continued renewal of skills to match evolving market demands and opportunities will continue. This involves regular skill audits and skill upgrading through extensive technical training programmes on new equipment and technology platforms.

The division will further strengthen its equipment vendor relationships, which have been an integral part of the business. It will establish strategic alliances, especially in new markets, so as to showcase its product offerings and secure new customers.

Partnerships are also being forged with technology partners, particularly in the areas of network optimisation and enterprise mobility solutions. With these initiatives in place, Keppel T&T is poised to take early advantage of opportunities when the global telecoms business begins to recover.


SPC
10%
PETROL
ULG 94
SDL

Effort continues unabated to enhance value of all companies

INVESTMENTS

The Investments Division recorded a strong performance in 2002. Profit after tax & minority interests increased by a significant 473% to $63 million. This was despite a marginal 5% decline in revenue to $2.6 billion. Earnings were boosted mainly by Singapore Petroleum Company, which achieved one of the highest profits since its listing in 1990, as well as M1. The Group has partially divested its stake in M1 through an IPO in December 2002.

The Group is continuing to work towards divesting the non-core assets held under the Investments Division. Meanwhile, the Group will continue to add value to these businesses, so as to maximise value for shareholders.

Singapore Petroleum Company (SPC)

SPC's performance in 2002 continued to be affected by the uncertainties and volatilities of the oil markets. The surplus refining capacity in the region remains one of many problems that the company has to grapple with on a daily basis. Refining margins fluctuated widely in 2002.

However, the company weathered the uncertainties in 2002 well and continued to make progress in its vision to be an integrated oil and gas company with four strategic business areas, upstream, mid-stream, downstream and gas to power.

The SPC group recorded a full year profit after tax and minority interests (PATMI) of $48.9 million. This is the third highest PATMI that the group has achieved since its listing in 1990. The group capitalised on the steep rise in crude and oil prices in 2002 and the lag in product pricing sales to upstream and downstream customers to record a 340% increase in operating profit to $51.1 million.

The group's turnover of $2.4 billion for 2002 was 4.2% higher than that of the previous year. This was due to the higher average sale prices of products and crudes.

Volatile crude and product prices in 2002 had translated directly into volatile refining margins. To manage these volatilities better, the group implemented a Value at Risk framework (VAR) that employed the use of futures, swaps, options and similar derivative instruments.

The group's upstream activities, which continue to be centered on its 15% share in the Kakap PSC (Production Sharing Contract), proceeded smoothly in 2002.

In line with the group's plan to expand and grow its midstream business, SPC partnered Petronas, ConocoPhilips and Talisman Energy Inc in 2002 to successfully secure a 40% strategic stake in an Indonesian gas pipeline company to deliver natural gas to Singapore from Sumatra.

Investments


2001
2002
150
125
100
75
50
25
0
$million
80
129
2
59
17
89
11
63
EBITDA
Operating Profit
Profit Before Tax
Profit After Tax & Minority Interests

	2002 $ million	2001 $ million	% Increase/ (Decrease)
Revenue	**2,615**	2,763	(5)
EBITDA	**129**	80	61
Operating Profit	**59**	2	2,850
Profit Before Tax	**89**	17	424
Profit After Tax & Minority Interests	**63**	11	473
Manpower (Number)	**1,853**	2,041	(9)
Manpower Cost	**79**	99	(20)

INVESTMENTS

This is one of the four Kakap platforms in Indonesia West Natuna Sea.



Competition in SPC's downstream activities remained keen. In the gasoline retail sector, the company further enhanced its presence in the Singapore market with innovative value-for-money offerings at its network of eight service stations and the year-end acquisition of a ninth outlet. Meantime, SPC's investment in Korea's Tiger Oil Corporation continued to operate profitably in 2002.

k1 Ventures

Under its new management, the company has rationalised its investment portfolio during the year and made three major investments. A stake in PrimeCo, a US wireless company was sold after eight months at a good return. In October, the company announced the formation of a joint venture, K-Mc Energy Ventures, with McMoRan Exploration Co. to acquire energy related businesses mainly in the US.

In December, it was announced that the company would subscribe for US$25 million of convertible subordinated debentures in K2, Inc, the owner of some of the most prominent brands in the global sporting goods industry.

Management of k1 Ventures has since been augmented by the appointment of Mr Mark Daniell as President in February this year. Mr Daniell was the Managing Director of Bain & Company (Asia), Inc., the Boston-based strategy consulting firm and had been an investment banker in London and Paris with Wasserstein Perella and Co., a prominent US-based mergers and acquisitions boutique.

k1 Ventures will be able to leverage on his considerable experience in global mergers and acquisitions and private equity investing to build its investment portfolio and the capabilities of its team.

Telecoms: Mobileone Asia (M1)

M1 continued to perform well despite the lacklustre local economy. For year 2002, operating revenue grew by 9.3% to $698.8 million, and net profit after minority interest increased by 27.8% to $128.4 million.

Based on IDA's published statistics, as at 31 December 2002, mobile penetration was 77.9% of the total population. M1 maintained its position as the second largest mobile operator by market share, with 1,049,000 customers, making up 32.3% share of the total mobile market as at 31 December 2002. Revenue from IDD services grew by a strong 43.8% from $57.8 million to $83.1 million.

Operationally, 85% of M1's wireless network sites are 3G-ready. By the second half of 2003, the network will be ready for 3G trials in the Central Business District area in preparation for nation-wide network roll-out by

M1 was listed on the SGX in December 2002.



end-2004 as currently mandated by the IDA. The actual commercial launch date is however subject to availability of 3G handsets at reasonable cost.

The initial public offer (IPO) of M1 shares in early December 2002 resulted in the reduction of Keppel T&T's 35% stake in M1 to 14.2%. The net proceeds of $286.5 million from the IPO substantially reduced Keppel T&T's gearing and contributed to its exceptional gain of $190.4 million for the year.

Shipping & Logistics

The container ship charter market recovered slightly towards the second half of the year following a weak start in the first quarter. Keppel T&T's shipping division generated a revenue of $38.5 million. Profit before tax and before exceptional items was $2.9 million. The lower bottom-line as compared to 2001 was due mainly to a smaller fleet and lower charter earnings.

2002, however, was a difficult year for divestment of shipping assets. Intense competition from newbuilding prices also asserted downward pressure on the resale price of second-hand vessels.

In the year 2003, the shipping division will continue to ensure the profitability and good performance of the vessels in the fleet, whilst holding to the group's stated plan on divestment.

Keppel Logistics' 2002 revenue saw a marginal decline of only 3% from $78 million to $75 million despite difficult operating conditions. Singapore operations were pulled down by softer performance from Transware Distribution Services (TDS) resulting from lower warehouse occupancy while revenue for the combined China/Hong Kong operations fell slightly. The foray into Malaysia bore fruits with the commencement of operations for its first client in late 2002, making a modest contribution to revenue.

Profitability saw a strong improvement of 33% to $8 million. Keppel Logistics reaped the full year benefit of business restructuring efforts carried out in mid-2001 which reduced transportation and container yard operations costs.

Savings in property-related charges also boosted the bottom line. In China/Hong Kong, profits rose 23% from better margins and relatively lower costs.

Considerable effort has been spent in preparing for the divestment of this division. While many prospective buyers have expressed interest, the offers received so far have not met the group's expectations. Meantime, management continues to aggressively build the business so as to maximise value for shareholders and keep staff members gainfully employed.

performance:

In 2002, Keppel's ROE was 13.4%, and its EVA and EPS improved by 41% and 33% respectively. Keppel is focused on value creation and delivering on our strategies

GROUP FIVE-YEAR PERFORMANCE

Revenue & Operating Profit



$billion
$million
3.8
4.0
6.2
5.9
5.5
277
599
657
625
463
1998
1999
2000
2001
2002
Revenue
Operating Profit

Capital Employed & Pre-Tax Profit



$billion
$million
6.4
7.1
6.9
4.0
3.9
283
662
709
665
1998
1999
2000
2001
2002
Capital Employed
Pre-Tax Profit

Shareholders' Funds & Market Capitalisation



$billion
3.4
3.4
2.8
2.9
2.7
2.6
2.8
2.7
2.6
2.2
1998
1999
2000
2001
2002
Shareholders' Funds
Market Capitalisation

Attributable Profit & ROE



$million
Percent
124
220
237
267
356
3.9
7.8
8.6
10.1
13.4
1998
1999
2000
2001
2002
Attributable Profit
Return on Equity

Profit numbers are before exceptional items

	2002	2001	2000	1999	1998
Selected Profit & Loss Account Data ($ million)					
Revenue	**5,528**	5,882	6,218	4,015	3,794
Operating profit	**463**	625	657	599	277
Profit before taxation & exceptional items	**511**	665	709	662	283
Profit after taxation & before exceptional items	**428**	508	529	513	190
Attributable profit					
Before exceptional items	**356**	267	237	220	124
After exceptional items	**358**	379	142	193	(254)
Selected Balance Sheet Data ($ million)					
Fixed assets & properties	**4,487**	5,039	6,261	5,474	5,393
Investments	**1,400**	1,717	5,073	4,336	3,656
Stocks, debtors & cash	**5,447**	4,971	26,992	23,406	19,564
Intangibles	**141**	(7)	15	11	7
Total assets	**11,475**	11,720	38,341	33,227	28,620
Less :					
Creditors	**2,340**	2,136	24,489	21,394	17,955
Borrowings	**4,705**	5,261	6,217	4,278	3,944
Deferred liabilities / credits	**558**	300	714	481	312
Net assets	**3,872**	4,023	6,921	7,074	6,409
Share capital & reserves	**2,718**	2,585	2,679	2,853	2,756
Minority interests	**1,154**	1,438	4,242	4,221	3,653
Capital employed	**3,872**	4,023	6,921	7,074	6,409
Per Share					
Earnings / (Loss) (cents) (Note 1) :					
Before tax & exceptional items	**54.1**	44.5	41.5	37.1	23.5
Attributable profit					
Before exceptional items	**46.3**	34.8	30.7	28.3	16.4
After exceptional items	**46.7**	49.5	18.4	24.9	(33.4)
Gross dividends (cents)	**18.0**	16.0	13.0	12.0	8.0
Net assets ($)	**3.53**	3.38	3.50	3.63	3.62
Net tangible assets ($)	**3.35**	3.39	3.48	3.61	3.61
Financial Ratios					
Return on shareholders' funds (%) (Note 2) :					
Profit before exceptional items					
Before tax	**15.7**	13.0	11.6	10.3	5.7
Attributable profit	**13.4**	10.1	8.6	7.8	3.9
Dividend cover (times)	**3.3**	2.8	3.2	3.1	2.8
Net gearing	**1.00**	1.12	0.98	0.55	0.55
Employees					
Number	**19,947**	16,233	16,389	15,947	14,976
Wages & salaries ($ million)	**669**	603	496	500	457

Notes:
1 Earnings/(Loss) per share are calculated based on the Group profit/(loss) by reference to the weighted average number of shares in issue during the year.
2 In calculating return on shareholders' funds, average shareholders' funds has been used.

GROUP FIVE-YEAR PERFORMANCE

Highlights

Despite the divestment of Keppel Capital Holdings in August 2001, the Group achieved strong compounded annual growth rates (CAGRs) for its revenue, operating profit and attributable profit (before exceptional items) during the five-year period from 1998 to 2002.

Group revenue recorded a CAGR of 9.9% from $3.8 billion in 1998 to $5.5 billion in 2002.

Group operating profit registered a CAGR of 13.7%, having increased from $277 million in 1998 to $463 million in 2002.

Group attributable profit (before exceptional items) turned in a high CAGR of 30.2%, from $124 million in 1998 to $356 million in 2002.

Return on Equity reached a high of 13.4% in 2002, as against 3.9% in 1998.

1998

The Group's performance was affected by the worsening of the regional crisis, particularly during the second half of the year, as attributable profit (before exceptional items) fell to $124 million.

Keppel Land's earnings were reduced from lower sales in property trading. Banking & Financial Services reported lower earnings due to significantly higher provisions for loans and investments.

All other divisions remained profitable, with Keppel Shipyard, KIE and Keppel T&T reporting higher earnings.

1999

Group earnings recovered quickly on the back of Singapore's recovery from the regional economic crisis, resulting in a record attributable profit (before exceptional items) of $220 million from improved earnings by all its core businesses.

Group revenue grew 5.8% to $4.0 billion, following the mergers of Keppel Bank with Tat Lee Bank in August 1998, and Keppel Shipyard with Hitachi Zosen in January 1999.

The improvement in the Group's performance was also helped by the benefits from the mergers and restructuring exercises, and the implementation of rationalisation and cost-cutting measures.

2000

It was another record year in 2000, as the Group's attributable profit (before exceptional items) increased to $237 million.

The marked increase in Group revenue to $6.2 million was underpinned by KFELS and SPC. Keppel TatLee Bank, Keppel T&T. Revenue recognition from the initial sales launch of the Keppel Bay project also contributed to the increase in revenue.

Keppel TatLee Bank, Keppel Land and KFELS achieved higher earnings. Keppel Bay also contributed to the Group's improved performance during the second half of the year. However, Keppel Hitachi Zosen and SPC, reported lower profits.

2001

Group revenue of $5.9 billion was 5.4% lower than that of 2000, due mainly to the divestment of Keppel Capital Holdings in August 2001. However, the offshore and marine activities under KFELS and Keppel Hitachi Zosen turned in significantly higher revenue on the back of healthy order books.

Keppel T&T's network engineering business reported higher revenue while Keppel Land's revenue fell as planned launches were deferred amid the difficult operating environment.

Profit before taxation (before exceptional items) fell 6.2% to $665 million, with the exclusion of Keppel Capital Holdings' results from September 2001 following its divestment. KFELS, Keppel Hitachi Zosen and Keppel T&T's network engineering business achieved significantly higher earnings, which were partially offset by lower earnings from Keppel Land and losses from Keppel T&T's e-business and SPC.

Despite the sale of Keppel Capital Holdings, Group attributable profit (before exceptional items) of $267 million was 12.7% higher than the profit of $237 million in 2001.

2002

2002 was another record year for the Group.

Group revenue of $5.5 billion was 6.0% lower than that of 2001 which included the revenue of Keppel Capital Holdings up to August 2001 before it was divested.

Excluding Keppel Capital Holdings, Group revenue would have increased by $470 million as all core activities, particularly Offshore & Marine, reported higher revenue.

Group profit before taxation (before exceptional items) of $511 million was 23.2% lower than 2001, due mainly to the exclusion of contributions from Keppel Capital Holdings that was partially offset by higher earnings from the remaining businesses. Excluding Keppel Capital Holdings, Group profit before taxation (before exceptional items) would have exceeded that in 2001 by $166 million.

However, attributable profit (before exceptional items) of $356 million, which included $20 million from the write-back of deferred taxation due to reduction in Singapore tax rate, was $89 million or 33.3% above that of 2001.

The improved performance was achieved without Keppel Capital Holdings as Offshore & Marine doubled its earnings, representing 51% of the Group's earnings. Property also turned in increased earnings and SPC and Keppel T&T returned to profitability.

GROUP VALUE-ADDED STATEMENTS

	2002	2001	2000	1999	1998
($ million)					
Value added from:					
Revenue earned	**5,528**	5,882	6,218	4,015	3,794
Less purchases of materials and services	**(4,211)**	(4,462)	(4,860)	(2,780)	(2,917)
Gross value added from operation	**1,317**	1,420	1,358	1,235	877
In addition:					
Interest and investment income	**40**	69	89	59	38
Share of associates' profits	**74**	55	59	57	16
Exceptional items	**3**	112	(95)	(27)	(378)
	1,434	1,656	1,411	1,324	553
Distribution of Group's value added:					
To employees in wages, salaries and benefits	**669**	603	496	500	457
To government in taxation	**83**	157	181	149	94
To providers of capital on:					
Interest on borrowings	**66**	79	95	53	47
Dividends to our partners in subsidiaries	**20**	104	179	70	45
Dividends to our shareholders	**144**	-	73	72	45
	230	183	347	195	137
Total Distribution	**982**	943	1,024	844	688
Balance retained in the business:					
Depreciation & amortisation	**186**	197	205	135	144
Minority share of profits in subsidiaries	**52**	137	113	223	20
Retained profit / (deficit) for the year	**214**	379	69	122	(299)
	452	713	387	480	(135)
	1,434	1,656	1,411	1,324	553
Number of employees	**19,947**	16,233	16,389	15,947	14,976
Productivity analysis:					
Value added per employee ($'000)	**66**	87	83	77	59
Value added per dollar employment cost ($)	**1.97**	2.35	2.74	2.47	1.92
Value added per dollar sales ($)	**0.24**	0.24	0.22	0.31	0.23

Value-Added


$million
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
-400
553
137
94
457
(135)
1,324
480
195
149
500
1,411
347
181
496
1,656
183
157
603
1,434
230
83
669
1998
1999
2000
2001
2002
Depreciation & Retained Profit / (Deficit)
Interest Expense & Dividends
Taxation
Wages, Salaries & Benefits

CASH FLOW

The consolidated free cash flow report of the Group for the financial year ended 2002 is summarised below. The comparative for 2001 is presented on a proforma basis excluding Keppel Capital Holdings Limited (KCH), which was divested in August 2001.

	2002 ($m)	2001 ($m)
Cash Flow From Operating Activities		
- Operating profit	463	625
- Depreciation, amortisation and other non-cash items	180	295
Cash flow provided by operations before changes in working capital	643	920
- Working capital changes	(136)	(371)
- Proceeds from sale of future residential receivables	302	-
- Interest receipt and payment and tax paid	(88)	(145)
Net cash from operating activities	**721**	**404**
Net cash (used in)/from investing activities	**(273)**	**895**
Dividend paid to shareholders of the Company & subsidiaries	**(164)**	**(187)**
Free Cash flow	**284**	**1,112**

Operating Activities

During the year, the Group continues to generate healthy cash flow from operation. This amounted to $643 million before changes in working capital. Working capital increased by $136 million because of increased activities of the Offshore and Marine and Property divisions. Proceeds received from the sale of future receivables from three residential projects, The Edgewater, Butterworth 8 and Amaranda Gardens also improve operation cash flow. After accounting for interest and income tax payments, net cash from operating activities amounted to $721 million. This is an improvement of $317 million over 2001.

Investing Activities

Net cash used in investing activities amounted to $273 million.

During the year, the Company privatised Keppel Hitachi Zosen, bought more shares in Keppel T&T and invested in Keppel Verolme and Seghers Keppel Technology. Total cash used amounted to $748 million. These acquisitions were made to consolidate and strengthen the Group's core business and were partially funded by $475 million of divestment proceeds. The Group divested all its shares in Capital Square and 20.8% interest in MobileOne. In the previous year, net cash from investing activities benefited from the divestment of Keppel Capital Holdings Limited.

Net Cash Flow - Investing Activities

	2002 ($ million)
Acquisitions	(748)
Keppel Hitachi Zosen, Keppel Verolme	
Gas pipelines, rig	
Keppel T&T, Echo Broadband	
Seghers Keppel Technology	
Operational capex, power barges mobilisation	
Disposals	475
MobileOne	
Capital Square	
Bayswater, Aljunied Building, other Investments	
Net cash used in investing activities	(273)

Dividend Paid

Dividend paid to the Company's shareholders amounted to $144 million in 2002. This included the final and special dividend of 16 cents per share in respect of the financial year ended 2001 and an interim dividend of 8 cents per share for 2002.

The Directors are recommending a final dividend of 10 cents per share for the financial year ended 2002. The total dividend payout for 2002 will be 18 cents per share. The dividend payout ratio of 30.4% is inline with the Company's committed dividend policy. The Directors are also proposing a capital distribution of 12 cents per share without deduction of tax.

ROE & DPS (1999 - 2002)


Capital distribution 50¢ per share
Capital distribution 12¢ per share
Plus
Plus
ROE (%)
DPS (Cents)
18
16
14
12
10
8
6
4
2
0
12
13
16
18
7.80
8.50
10.10
13.40
1999
2000
2001
2002
ROE
Dividend

In the last quarter of 2002, the Company maximised its Section 44 tax credits by up streaming dividends from its subsidiaries. As a result, the Company Section 44 tax credits available for dividend franking at the end of 2002 amounted to approximately $161 million. This will enable the Company to pay about 20 cents per share in franked dividend each year until 2007.

SIMPLIFIED GROUP FINANCIAL POSITION



Total Assets Owned
11,720
11,475
1,717
1,400
2,593
2,443
2,180
1,784
737
815
2001
2002
Fixed Assets
Properties
Investments
Stock & Work-in-progress
Debtors & Others
Bank Balances, Deposits & Cash
Total Liabilities Owed and Capital Invested
11,475
11,720
2,718
2,585
1,154
1,438
2,340
2,136
4,705
5,261
558
300
2002
2001
Shareholders' Funds
Minority Interests
Creditors
Term Loans & Bank Overdrafts
Other Liabilities /Credits

Financial Position

The financial position of the Group continues to be strong. The change in financial position between the two years reflects the Group efforts in divesting its non-core assets and investing in its core businesses of Offshore & Marine, Infrastructure and Property. Acquisitions of businesses and capital expenditures of operational assets within the core businesses were made. The Group also made progress in the divestment of investment buildings and non-core investments. Working capital of the Group increased because of the higher activities of the core businesses.

Total assets of the Group declined from $11.7 billion to $11.5 billion as a result of the various divestments.

Capital Employed

Total capital employed as at 31 December 2002 was $3,872 million comprising shareholders' funds of $2,718 million and minority interests of $1,154 million.

The Group shareholders' funds increased marginally in 2002 by $133 million. The Group made a profit of $358 million and distributed $144 million in dividend. A revaluation deficit on investment properties of $88 million and exchange translation adjustment of $29 million also reduced shareholders' funds.

Minority interests of the Group were reduced from $1,438 million to $1,154 million. This was principally due to the privatisation of Keppel Hitachi Zosen, the acquisition of more shares in Keppel T&T and the divestment of Capital Square.

Net Borrowings

The gross debt of the Group amounted to $4,705 million. This has been reduced by $556 million from the previous year. The free cash flow generated together with the divestment of non-core businesses during the year reduced the Group's borrowing. The tenure of the Group's borrowing is as follows:

	($ million)
Within one year	2,266
Between one to two years	174
Between two to five years	2,264
After five years	1

After deducting cash and cash equivalents of $815 million, the net debt of the Group was $3,890 million.

Gearing

The gearing of the Group was 1.00 x compared to the previous year's 1.12 x. The Group debt / equity target of 0.6 to 0.8 by end 2003 is on track if targeted divestments of $1.1 billion is used to reduced net debts.

Debt/Equity Target Of 0.6 To 0.8 On Track

($ million)	End 2002	Targeted Divestments	End 2003
Capital Employed	3,900	-	3,900
Net Debt	3,900	(1,100)	2,800
Debt Equity Ratio	1.00	-	0.72

Financial Resources

The Group maintains sufficient cash and cash equivalent, short-term marketable securities, internally generated cash flow and the availability of funding resources through an adequate amount of committed credit facilities. A mix of short-term money market borrowings and medium/long term loans is obtained to fund working capital requirements and capital expenditure/investments. Due to the dynamic nature of the business, the Group maintains flexibility in funding by ensuring that ample working capital lines are available at any one time. At the end of 2002, credit facilities provided by major banks to the Group amounted to $4.8 billion. The amount utilised was $2.5 billion. The unutilised portion of the credit facilities will provide the Group with the financial resources to grow its core businesses.

EVA STATEMENT

($ million)	2002	2001	Change
Profit after Tax	**407**	309	98
Adjustment for :			
Interest expense	**101**	80	21
Interest expense on non-capitalised leases	**10**	11	(1)
Deferred tax	**(30)**	29	(59)
Tax effect on interest expense adjustments (Note 1)	**(17)**	(22)	5
Provisions, amortisation of goodwill and other adjustments	**28**	(67)	95
Net Operating Profit After Tax (NOPAT)	**499**	340	159
Average EVA Capital Employed (Note 2)	**9,463**	11,909	(2,446)
Weighted Average Cost of Capital (Note 3)	**8.39%**	8.44%	-
Capital Charge	**794**	1,005	(211)
Economic Value Added	**(295)**	(665)	370
Comprising:-			
EVA excluding exceptional items	**(274)**	(467)	193
EVA of exceptional items	**(21)**	(198)	177
	(295)	(665)	370

The $370 million improvement in EVA for 2002 over 2001 arose primarily from a $159 million increase in NOPAT and a $211 million reduction in Capital Charge. The NOPAT improvement was largely due to a smaller exceptional loss than the previous year's whereas the Capital Charge reduction was the result of a $2.45 billion drop in Average EVA Capital Employed. The latter resulted largely from the divestments of non-core assets. Average EVA Capital Employed in 2002 also benefited from the full-year's impact of the divestment of Keppel Capital Holdings in August 2001.

EVA excluding exceptional Items showed an improvement of 41%.

Note:
1. The reported current tax is adjusted for statutory tax impact on interest expenses.
2. Derived from the quarterly averages of net assets plus interest-bearing liabilities, timing provisions, amortised goodwill and present value of operating leases.
3. The Weighted Average Cost of Capital is calculated in accordance with Keppel Corporation Group EVA Policy as follows:
   a. Cost of Equity using Capital Asset Pricing Model with market risk premium set at 6% (2001: 6%);
   b. Risk-free rate of 3.97% (2001: 4.12%) based on yield-to-maturity of Singapore Government 10-year (2001: 10-year) Bonds;
   c. Unlevered beta at 0.98 (2001: 0.99);
   d. Pre-tax Cost of Debt rate at 4.31% (2001: 4.58%) using 5-year Singapore Dollar Swap Offered Rate plus 75 basis points.



Statutory Accounts

DIRECTORS' REPORT

The Directors present their report to the members together with the audited financial statements of the Company and of the Group for the financial year ended 31 December 2002.

1. DIRECTORS OF THE COMPANY

The Directors of the Company in office at the date of this report are:

Lim Chee Onn (Chairman)
Cham Tao Soon
Bernard Tan Tiong Gie
Lim Hock San
Khoo Teng Chye
Sven Bang Ullring
Tony Chew Leong-Chee
Tsao Yuan Mrs Lee Soo Ann
Andrew Ang (appointed on 1 October 2002)
Lim Hwee Hua (Mrs) (appointed on 1 February 2003)
Choo Chiau Beng
Teo Soon Hoe

In accordance with the Articles of Association, Messrs Lim Chee Onn, Sven Bang Ullring, Andrew Ang, Lim Hwee Hua (Mrs) and Teo Soon Hoe will retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting. Messr Cham Tao Soon will also retire at the forthcoming annual general meeting, but will not be seeking re-election.

2. AUDIT COMMITTEE

The Audit Committee of the Board of Directors comprises four members, three of whom are independent Directors. Members of the Committee are:

Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Lim Hock San
Lim Hwee Hua (Mrs)

The Audit Committee performs the functions set out in the Companies Act. In performing those functions, the Committee reviews:

- the audit plans of the Company's auditors and their evaluation of the systems of internal accounting controls arising from their audit examination, including assistance given by the Company's officers to the auditors;

- the scope and results of internal audit procedures; and

- the financial statements of the Company and the consolidated financial statements of the Group before their submission to the Board of Directors.

The Committee recommended to the Board of Directors the re-appointment of PricewaterhouseCoopers as auditors of the Company at the forthcoming annual general meeting.

3. PRINCIPAL ACTIVITIES

The Company's principal activity is that of an investment holding and management company.

The principal activities of the companies in the Group consist of:

- offshore oil-rig construction, shipbuilding & shiprepair and conversion;
- network & utilities engineering services and power generation;
- property development & investment and property fund management; and
- investments.

There have been no significant changes in the nature of these principal activities during the financial year. The Company intends to divest its interest in Singapore Petroleum Company Limited whose principal activity is in refining and distribution of crude oil and petroleum products.

4. RESULTS FOR THE FINANCIAL YEAR

	Group	Company
	$'000	$'000
Profit before exceptional items	355,573	547,313
Exceptional items	2,685	(10,162)
Profit attributable to shareholders	358,258	537,151

5. MATERIAL TRANSFERS TO OR FROM RESERVES AND PROVISIONS

Material movements in share premium account, capital reserves, revenue reserves and foreign exchange translation account are set out in the Statements of Changes in Equity.

Material movements in provisions during the financial year are set out in the notes to the financial statements.

6. ISSUE OF SHARES AND DEBENTURES

During the financial year, the Company issued 4,077,000 ordinary shares of $0.50 each ("Shares") for cash upon exercise of options under the KCL Share Option Scheme. This comprised 902,000 Shares at $3.78 per Share, 805,000 Shares at $0.91 per Share, 290,000 Shares at $3.50 per Share, 360,000 Shares at $3.96 per Share, 659,000 Shares at $2.80 per Share, 860,000 Shares at $2.84 per Share, 99,000 Shares at $2.42 per Share and 102,000 Shares at $2.25 per Share.

DIRECTORS' REPORT (Cont'd)

Shares issued by subsidiaries in the Group during the financial year were as follows:

Company	Shares Issued	Purpose
Keppel Land Limited	46,000 shares of $0.50 each comprising 4,000 shares at $1.58 per share, 26,000 shares at $0.56 per share and 16,000 shares at $1.71 per share for cash.	Exercise of Keppel Land Share Option Scheme
Shanghai Pasir Panjang Land Co Ltd	Paid up capital of US$19,368,009	To provide working capital
Beijing Kingsley Property Development Co Ltd	Paid up capital of US$20,000,000	To provide working capital
Chengdu Hillwest Development Co Ltd	Paid up capital of US$6,400,000	To provide working capital
Keppel Land (Shanghai) Management Co Ltd	Paid up capital of US$140,000	To provide working capital
Nordeste Generation Ltda	985,000 shares of BRL1 each at par for cash	To provide working capital
Briny Marine Services Sdn Bhd	100,000 ordinary shares of BND1 each at par for cash	For incorporation
Seghers Keppel Technology Group NV	161,255 shares at EUR24.80 per share for cash	For incorporation and working capital
Seghers Keppel Technology for Services & Machinery (Zele) NV	10,080 shares at EUR49.60 per share for cash	For incorporation and working capital
Seghers Keppel Technology for Services & Machinery (Ruisbroek) NV	20,218 shares at EUR24.73 per share for cash	For incorporation and working capital
Keppel Telecommunications & Transportation Ltd	6,679,714 shares of $0.20 each at $1.10 per share for cash	Exercise of Keppel T&T Warrants 020328
	67,000 shares of $0.20 each at $0.47 per share for cash	Exercise of Keppel T&T Share Option Scheme 1993
Keppel IHT Investment Ltd	26 redeemable preference shares of US$1 each at US$100,000 per share for cash	To provide funds for investment

Company	Shares Issued	Purpose
Keppel Communications (Beijing) Co Ltd	Paid up capital of US$175,000	For incorporation
Nippon Keppel Communications Kabushiki Kaisha	200 shares of Yen50,000 each fully paid for cash	For incorporation
PT Keppel Communications Indonesia	150,000 shares of US$1 each fully paid for cash	For incorporation
ECHO Broadband (France) SAS	370 shares of EUR100 each fully paid for cash	For incorporation
ECHO Broadband Inc	1,500 ordinary shares of US$100 each with premium of US$99.99 each fully paid for cash	For incorporation
ECHO Broadband Sdn Bhd	299,998 ordinary shares of RM1 each at par for cash	To provide additional working capital
Singapore Petroleum Company Limited	30,000 shares of $0.50 each at $0.78 per share for cash	Exercise of SPC Share Option Scheme 2000

There were no other issues of shares or debentures by any corporation in the Group during the financial year.

DIRECTORS' REPORT (Cont'd)

7. ACQUISITION AND DISPOSAL OF SUBSIDIARIES

The following subsidiaries were acquired during the financial year:

Name of subsidiary acquired	Interest before acquisition	Interest acquired	Net attributable tangible assets on date of acquisition $'000	Consideration $'000	Company's effective interest after acquisition
Seghers Keppel Technology Group NV (shares held by Keppel Integrated Engineering Ltd)	-	100%	6,962	6,962	100%
Seghers Keppel Technology for Services & Machinery (Zele) NV (shares held by Keppel Integrated Engineering Ltd)	-	100%	960	960	100%
Seghers Keppel Technology for Services & Machinery (Ruisbroek) NV (shares held by Keppel Integrated Engineering Ltd)	-	100%	879	879	100%
Keppel Verolme BV (shares held by FELS Offshore Pte Ltd)	-	100%	40,120	40,120	100%
Ensco Enterprise Ltd (shares owned by Wideluck Enterprises Limited)	-	75%	170,070	170,070	75%

The following subsidiaries were disposed of during the financial year:

Name of subsidiary disposed	Interest before disposal	Interest disposed of	Net attributable tangible assets/ (liabilities) on date of disposal $'000	Consideration $'000	Company's effective interest after disposal
Capital Square Pte Ltd (shares held by Keppel Land Properties Pte Ltd)	70%	70%	116,432	46,234	-
DataOne Asia (Philippines) Inc (shares held by DataOne Asia Pte Ltd)	60%	60%	592	400	-
DataOne Asia (Malaysia) Inc (shares held by DataOne Asia Pte Ltd)	80%	80%	2,317	2,941	-
Affinity Communications Pte Ltd (shares held by Keppel Communications Pte Ltd)	70%	70%	1,272	-	-
Ji Xin Wang Communication Equipment (Beijing) Co Ltd (shares held by Floven Communications Pte Ltd)	100%	100%	(38)	27	-
AsiaLink Construction Pte Ltd (shares held by KF Holdings Pte Ltd)	100%	100%	-	7	-
Cathodic Protection Technology Pte Ltd (shares held by Keppel Integrated Engineering Ltd)	100%	100%	4,161	3,900	-

Details of subsidiaries that were incorporated and subsidiaries that were liquidated during the financial year are set out in the notes to the financial statements.

There were no other acquisitions or disposals of subsidiaries during the financial year.

DIRECTORS' REPORT (Cont'd)

8. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate other than the KCL Share Option Scheme.

9. DIRECTORS' INTEREST IN SHARES AND DEBENTURES

According to the Register of Directors' shareholdings kept by the Company for the purpose of Section 164 of the Companies Act, none of the Directors holding office at the end of the financial year had any interest in the shares and debentures of the Company and related corporations, except as follows:

		Holdings At	
	1.1.02	**31.12.02**	**21.1.03**
Keppel Corporation Limited			
(Ordinary shares of $0.50 each)			
Lim Chee Onn	462,083	462,083	462,083
Cham Tao Soon (deemed interest)	25,416	25,416	25,416
Sven Bang Ullring	-	9,000	9,000
Choo Chiau Beng	239,583	322,583	322,583
Teo Soon Hoe	629,166	629,166	629,166
(Share options)			
Lim Chee Onn	1,018,750	1,205,000	1,205,000
Choo Chiau Beng	848,750	872,000	872,000
Teo Soon Hoe	848,750	955,000	955,000
Keppel Telecommunications & Transportation Ltd			
(Ordinary shares of $0.20 each)			
Lim Chee Onn	23,000	23,000	23,000
Cham Tao Soon (deemed interest)	10,000	10,000	10,000
Choo Chiau Beng	26,000	26,000	26,000
Teo Soon Hoe	28,000	28,000	28,000
(Warrants 020328)			
Lim Chee Onn	4,500	-	-
Choo Chiau Beng	4,000	-	-
Teo Soon Hoe	5,000	-	-
Singapore Petroleum Company Limited			
(Ordinary shares of $0.50 each)			
Choo Chiau Beng	50,000	50,000	50,000

	Holdings At		
	1.1.02	31.12.02	21.1.03
Keppel Philippines Holdings, Inc			
("B" shares of one Peso each)			
Lim Chee Onn	2,000	2,000	2,000
Choo Chiau Beng	2,000	2,000	2,000
Teo Soon Hoe	2,000	2,000	2,000
Keppel Philippines Marine, Inc			
(Shares of one Peso each)			
Lim Chee Onn	246,457	246,457	246,457
Choo Chiau Beng	283,611	283,611	283,611
Teo Soon Hoe	302,830	302,830	302,830
Keppel Philippines Properties, Inc			
(Shares of one Peso each)			
Teo Soon Hoe	2,916	2,916	2,916

10. DIVIDENDS/CAPITAL DISTRIBUTION

The Directors recommended a final dividend of 20% or 10 cents per share less tax amounting to approximately $60,045,000 to be paid in respect of the financial year ended 31 December 2002 on the issued and fully paid ordinary shares. Together with the interim dividend of 16% or 8 cents per share less tax, total dividend for the current financial year will be 36% or 18 cents per share less tax (2001: 32% or 16 cents per share less tax). During the financial year, the following dividends were paid:

	$'000
A final dividend of 26% or 13 cents per share less tax at 22% and a special dividend of 6% or 3 cents per share less tax at 22% on the issued and fully paid ordinary shares in respect of the previous financial year (as recommended in the Directors' Report in the previous financial year)	95,848
An interim dividend of 16% or 8 cents per share less tax at 22% on the issued and fully paid ordinary shares in respect of the current financial year	47,956
	143,804

The Directors are also proposing a capital distribution of 12 cents per share without deduction for tax out of the Company's share premium account. The capital distribution is subject to the approvals of shareholders, the Court and any other regulatory authorities.

DIRECTORS' REPORT (Cont'd)

11. BAD AND DOUBTFUL DEBTS

Before the financial statements of the Company were made out, the Directors took reasonable steps to ascertain that proper action had been taken in relation to the writing off of bad debts and providing for doubtful debts of the Company and have satisfied themselves that all known bad debts of the Company have been written off and that adequate provision has been made for doubtful debts.

At the date of this report, the Directors are not aware of any circumstances which would render any amount written off for bad debts or provided for doubtful debts in the Group inadequate to any substantial extent.

12. CURRENT ASSETS

Before the financial statements of the Company were made out, the Directors took reasonable steps to ascertain that current assets of the Company which were unlikely to realise their book values in the ordinary course of business had been written down to their estimated realisable values or that adequate provision had been made for the diminution in value of such current assets.

At the date of this report, the Directors are not aware of any circumstances which would render the values attributed to current assets in the consolidated financial statements misleading.

13. CHARGES ON ASSETS AND CONTINGENT LIABILITIES

At the date of this report, no charges has arisen since the end of the financial year on the assets of the Company or any corporation in the Group which secures the liability of any other person nor has any contingent liability arisen since the end of the financial year in the Company or any other corporation in the Group.

14. ABILITY TO MEET OBLIGATIONS

No contingent or other liability of the Company or any other corporation in the Group has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Company and of the Group to meet their obligations as and when they fall due.

15. OTHER CIRCUMSTANCES AFFECTING THE FINANCIAL STATEMENTS

At the date of this report, the Directors are not aware of any circumstances not otherwise dealt with in this report or the consolidated financial statements which would render any amount stated in the financial statements of the Company and the consolidated financial statements misleading.

16. UNUSUAL ITEMS

In the opinion of the Directors, the results of the operations of the Company and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for the exceptional items as disclosed in Note 28 to the financial statements.

17. UNUSUAL ITEMS AFTER THE FINANCIAL YEAR

In the opinion of the Directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which would affect substantially the results of the operations of the Company and of the Group for the financial year in which this report is made.

18. DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit which is required to be disclosed by Section 201(8) of the Companies Act, being a benefit by reason of a contract made by the Company or a related corporation with the Director, or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the notes to the financial statements and in this report.

19. SHARE OPTIONS OF THE COMPANY

The particulars of the KCL Share Option Scheme ("Scheme") which has been approved by the shareholders of the Company are set out below:

The Scheme is administered by the Remuneration and Share Option Committee whose members are:

Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Khoo Teng Chye

Under the Scheme, an option may, except in certain special circumstances, be exercised at any time after two years but no later than the expiry date. The Shares under option may be exercised in full or in respect of 100 Shares or a multiple thereof, on the payment of the subscription price. The subscription price is based on the average of last done prices for the Shares of the Company on the Singapore Exchange Securities Trading Limited for the three market days preceding the date of Offer. The Remuneration and Share Option Committee may at its discretion fix the subscription price at a discount not exceeding 20 percent to the above price. No options had been offered at a discount.

The employees to whom the options have been granted do not have the right to participate by virtue of the options in a share issue of any other company. Certain employees who have been transferred from subsidiaries to the Company and to whom options have been granted may also hold options granted by subsidiaries prior to their transfer to the Company, while certain employees who have been granted options by the Company and were subsequently transferred from the Company to subsidiaries may be entitled to options under the subsidiaries' share option schemes.

DIRECTORS' REPORT (Cont'd)

The number of Shares available under the Scheme shall not exceed 15% of the issued share capital of the Company. Options to take up 3,830,000 Shares were granted during the financial year. There were 4,077,000 Shares issued by virtue of exercise of options and options to take up 3,351,000 Shares were cancelled during the financial year. At the end of the financial year, there were 14,698,000 Shares under option as follows:

	Number of Share Options					
Date of Grant	Balance at 1.1.02 or later date of grant	Exercised	Cancelled	Balance at 31.12.02	Subscription Price	Date of Expiry
29.04.97	1,765,000	-	(1,765,000)	-	$6.20	28.04.02
08.09.97	1,508,000	-	(1,508,000)	-	$4.73	07.09.02
19.03.98	1,609,000	(902,000)	(8,000)	699,000	$3.78	18.03.03
07.09.98	1,188,000	(805,000)	-	383,000	$0.91	06.09.03
02.03.99	567,000	(290,000)	(3,000)	274,000	$3.50	01.03.09
01.11.99	1,695,000	(360,000)	(20,000)	1,315,000	$3.96	31.10.09
17.03.00	1,584,000	(659,000)	-	925,000	$2.80	16.03.10
18.10.00	2,752,000	(860,000)	(17,000)	1,875,000	$2.84	17.10.10
20.04.01	2,757,000	(99,000)	(15,000)	2,643,000	$2.42	19.04.11
27.09.01	2,871,000	(102,000)	(15,000)	2,754,000	$2.25	26.09.11
20.12.02	3,830,000	-	-	3,830,000	$3.62	19.12.12
	22,126,000	(4,077,000)	(3,351,000)	14,698,000		

The information on Directors of the Company participating in the Scheme is as follows:

Name of Director	Options granted during the financial year	Aggregate options granted since commencement of the Scheme to the end of financial year	Aggregate options exercised since commencement of the Scheme to the end of financial year	Aggregate options lapsed since commencement of the Scheme to the end of financial year	Aggregate options outstanding as at the end of financial year
Lim Chee Onn	310,000	2,300,000	521,250	573,750	1,205,000
Choo Chiau Beng	230,000	2,050,000	604,250	573,750	872,000
Teo Soon Hoe	230,000	2,050,000	521,250	573,750	955,000

No employee received 5 percent or more of the total number of shares under options available under the Scheme.

There are no options granted to any of the Company's controlling shareholders or their associates under the KCL Share Option Scheme.

20. SHARE OPTIONS OF SUBSIDIARIES

The particulars of share options of subsidiaries of the Company are as follows:

(a) Keppel Land Limited
At the end of the financial year, there were 11,829,000 unissued shares of Keppel Land Limited under option relating to the Keppel Land Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Land Limited.

(b) Keppel Telecommunications & Transportation Ltd
At the end of the financial year, there were 12,658,000 unissued shares of Keppel Telecommunications & Transportation Ltd under option relating to the Keppel T&T Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Telecommunications & Transportation Ltd.

(c) Singapore Petroleum Company Limited
At the end of the financial year, there were 6,814,000 unissued shares of Singapore Petroleum Company Limited under option relating to the Singapore Petroleum Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Singapore Petroleum Company Limited.

21. AUDITORS

The auditors, PricewaterhouseCoopers have expressed their willingness to accept re-appointment.

On behalf of the Board



LIM CHEE ONN
Executive Chairman



TEO SOON HOE
Group Finance Director

Singapore, 28 March 2003

BALANCE SHEETS
as at 31 December

		Group		Company	
	Note	**2002**	2001	**2002**	2001
		$'000	$'000	**$'000**	$'000
Share capital	2	**384,907**	382,869	**384,907**	382,869
Reserves	3	**2,332,680**	2,201,683	**2,369,690**	1,967,043
Share capital & reserves		**2,717,587**	2,584,552	**2,754,597**	2,349,912
Minority interests		**1,154,557**	1,437,971	**-**	-
Capital employed		**3,872,144**	4,022,523	**2,754,597**	2,349,912
Represented by:					
Fixed assets	4	**2,577,606**	2,419,979	**8,493**	7,535
Investment properties	5	**1,721,849**	2,422,404	**-**	-
Development properties	6	**187,919**	196,368	**-**	-
Subsidiaries	7	**-**	-	**3,510,300**	2,964,922
Associated companies	8	**984,693**	1,146,148	**3,074**	112,580
Investments	9	**191,760**	190,491	**1,701**	1,701
Loans receivable	10	**57,116**	84,682	**451,502**	451,301
Intangibles	11	**141,434**	(7,479)	**-**	-
		5,862,377	6,452,593	**3,975,070**	3,538,039
Current assets					
Stocks & work-in-progress	12	**2,592,718**	2,443,877	**-**	-
Amounts due from:					
- subsidiaries	13	**-**	-	**729,662**	1,150,086
- associated companies	13	**500,443**	548,093	**12,496**	146
Debtors	14	**1,482,717**	1,158,784	**19,056**	11,863
Short term investments	15	**222,580**	379,427	**-**	-
Bank balances, deposits & cash	16	**814,764**	736,837	**48,974**	48,404
		5,613,222	5,267,018	**810,188**	1,210,499
Current liabilities					
Creditors	17	**1,947,349**	1,692,120	**27,220**	44,383
Provisions	18	**14,158**	23,740	**5,000**	5,000
Amounts due to:					
- subsidiaries	13	**-**	-	**196,120**	237,515
- associated companies	13	**254,113**	344,868	**-**	-
Term loans	19	**2,262,986**	2,852,102	**1,331,457**	1,589,732
Taxation		**125,171**	75,152	**-**	-
Bank overdrafts	20	**2,849**	6,838	**-**	6,063
		4,606,626	4,994,820	**1,559,797**	1,882,693
Net current assets/(liabilities)		**1,006,596**	272,198	**(749,609)**	(672,194)
Non-current liabilities					
Term loans	19	**2,438,772**	2,402,415	**450,000**	450,000
Deferred taxation	21	**256,057**	299,853	**20,864**	23,201
Deferred liabilities	22	**-**	-	**-**	42,732
Proceeds from sale of future residential receivables	23	**302,000**	-	**-**	-
		2,996,829	2,702,268	**470,864**	515,933
Net assets		**3,872,144**	4,022,523	**2,754,597**	2,349,912

The accompanying notes form an integral part of the financial statements.

PROFIT AND LOSS ACCOUNTS

for the year ended 31 December

	Note	Group		Company	
		2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Turnover	24	**5,527,925**	5,881,994	**690,759**	105,809
Materials and subcontract costs		**(4,096,924)**	(4,298,672)	**-**	-
Staff costs	25	**(669,337)**	(602,540)	**(15,038)**	(12,194)
Depreciation and amortisation		**(186,181)**	(197,030)	**(922)**	(1,327)
Other operating (expenses)/income		**(112,727)**	(158,645)	**30,039**	26,139
Operating profit	26	**462,756**	625,107	**704,838**	118,427
Investment income	27	**5,572**	15,857	**-**	-
Interest income	27	**34,778**	48,522	**12,968**	64,011
Interest expenses	27	**(66,324)**	(79,615)	**(26,830)**	(48,986)
Share of results of associated companies		**74,318**	55,273	**-**	-
Profit before tax and exceptional items		**511,100**	665,144	**690,976**	133,452
Exceptional items	28	**(21,022)**	(198,542)	**(10,162)**	226,192
Profit before taxation		**490,078**	466,602	**680,814**	359,644
Taxation	29	**(83,379)**	(157,188)	**(143,663)**	(22,879)
Profit after taxation		**406,699**	309,414	**537,151**	336,765
Minority interests		**(48,441)**	69,276	**-**	-
Profit attributable to shareholders		**358,258**	378,690	**537,151**	336,765
Comprising:					
Profit before exceptional items		**355,573**	266,692	**547,313**	110,573
Exceptional items	28	**2,685**	111,998	**(10,162)**	226,192
		358,258	378,690	**537,151**	336,765
Earnings per ordinary share	30				
Before exceptional items					
- basic		**46.3 cts**	34.8 cts		
- diluted		**46.0 cts**	34.8 cts		
After exceptional items					
- basic		**46.7 cts**	49.5 cts		
- diluted		**46.4 cts**	49.4 cts		
Gross dividend per ordinary share	31				
Interim dividend		**8.0 cts**	-	**8.0 cts**	-
Final & special dividend		**10.0 cts**	16.0 cts	**10.0 cts**	16.0 cts
Total		**18.0 cts**	16.0 cts	**18.0 cts**	16.0 cts

The accompanying notes form an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY
for the year ended 31 December

	Share Capital $'000	Share Premium Account $'000	Capital Reserves $'000	Revenue Reserves $'000	Foreign Exchange Translation Account $'000	Total $'000
Group						
2002						
As at 1 January 2002						
- As previously reported	382,869	954,600	422,538	918,678	(20,388)	2,658,297
- Effect of adopting SAS 12 (Note 1(b))	-	-	-	(73,745)	-	(73,745)
- As restated	382,869	954,600	422,538	844,933	(20,388)	2,584,552
Deficit on revaluation of investment properties	-	-	(87,961)	-	-	(87,961)
Currency translation loss	-	-	-	-	(29,038)	(29,038)
Losses not recognised in profit & loss account	-	-	(87,961)	-	(29,038)	(116,999)
Net profit for the year	-	-	-	358,258	-	358,258
Dividends paid	-	-	-	(143,804)	-	(143,804)
Transfer of statutory, capital and other reserves to revenue reserves on disposal of subsidiaries	-	-	6,010	(4,968)	(1,042)	-
Revaluation deficit realised and transferred to profit & loss account upon disposal of investment property	-	-	24,404	-	-	24,404
Currency translation gain realised and transferred to profit & loss account upon disposal of subsidiaries	-	-	-	-	(772)	(772)
Other adjustments	-	-	(266)	876	-	610
Shares issued	2,038	9,300	-	-	-	11,338
As at 31 December 2002	384,907	963,900	364,725	1,055,295	(51,240)	2,717,587

	Share Capital $'000	Share Premium Account $'000	Capital Reserves $'000	Revenue Reserves $'000	Foreign Exchange Translation Account $'000	Total $'000
Group						
2001						
As at 1 January 2001						
- As previously reported	765,104	1,015,040	673,449	356,053	(62,768)	2,746,878
- Effect of adopting SAS 12 (Note 1(b))	-	-	-	(67,843)	-	(67,843)
- As restated	765,104	1,015,040	673,449	288,210	(62,768)	2,679,035
Effect of adopting SAS 31	-	-	-	2,189	-	2,189
Dividend accrued for financial year 2000	-	-	-	75,095	-	75,095
	765,104	1,015,040	673,449	365,494	(62,768)	2,756,319
Deficit on revaluation of investment properties	-	-	(108,515)	-	-	(108,515)
Currency translation gain	-	-	-	-	25,074	25,074
Gains/(losses) not recognised in profit & loss account	-	-	(108,515)	-	25,074	(83,441)
Net profit for the year restated for the effect of adopting SAS12	-	-	-	378,690	-	378,690
Dividends paid for financial year 2000	-	-	-	(75,123)	-	(75,123)
Transfer of statutory, capital and other reserves to revenue reserves on disposal of subsidiaries	-	-	(116,849)	111,465	5,384	-
Revaluation surplus realised and transferred to profit & loss account upon disposal of investment property	-	-	(24,855)	-	-	(24,855)
Currency translation loss realised and transferred to profit & loss account upon disposal of subsidiaries	-	-	-	-	10,847	10,847
Other adjustments	-	-	(1,206)	4,184	1,075	4,053
Shares issued	632	297	-	-	-	929
Capital distribution	(382,867)	-	-	-	-	(382,867)
Redemption of RCCPS	-	(60,737)	514	60,223	-	-
As at 31 December 2001	382,869	954,600	422,538	844,933	(20,388)	2,584,552

STATEMENTS OF CHANGES IN EQUITY (Cont'd)

for the year ended 31 December

	Share Capital $'000	Share Premium Account $'000	Capital Reserves $'000	Revenue Reserves $'000	Total $'000
Company					
2002					
As at 1 January 2002	**382,869**	**954,600**	**240,782**	**771,661**	**2,349,912**
Net profit for the year	-	-	-	**537,151**	**537,151**
Dividends paid	-	-	-	**(143,804)**	**(143,804)**
Shares issued	**2,038**	**9,300**	-	-	**11,338**
As at 31 December 2002	**384,907**	**963,900**	**240,782**	**1,165,008**	**2,754,597**
2001					
As at 1 January 2001	765,104	1,015,040	240,268	374,701	2,395,113
Dividend accrued for financial year 2000	-	-	-	75,095	75,095
	765,104	1,015,040	240,268	449,796	2,470,208
Net profit for the year	-	-	-	336,765	336,765
Dividends paid for financial year 2000	-	-	-	(75,123)	(75,123)
Shares issued	632	297	-	-	929
Capital distribution	(382,867)	-	-	-	(382,867)
Redemption of RCCPS	-	(60,737)	514	60,223	-
As at 31 December 2001	382,869	954,600	240,782	771,661	2,349,912

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENTS
for the year ended 31 December

	Note	2002 $'000	2001 $'000
CASH FLOW FROM OPERATING ACTIVITIES			
Operating profit		**462,756**	625,107
Adjustments:			
Depreciation and amortisation		**186,181**	197,030
Provisions		**-**	128,570
(Loss)/profit on sale of associated companies		**261**	(3,987)
Profit on sale of fixed assets		**(6,052)**	(7,027)
Operating cash flow before changes in working capital		**643,146**	939,693
Working capital changes:			
Stocks & work-in-progress		**(249,411)**	(231,913)
Debtors		**(162,370)**	(1,309,750)
Creditors		**206,104**	(2,208,758)
Proceeds from sale of future residential receivables		**302,000**	-
Investments in bonds and shares		**133,910**	(1,757,647)
Advances to associated companies		**(103,518)**	93,264
Translation of foreign subsidiaries		**39,219**	(47,679)
		809,080	(4,522,790)
Interest received		**34,450**	207,526
Interest paid		**(70,273)**	(231,879)
Income taxes paid		**(52,597)**	(106,201)
Net cash from/(used in) operating activities		**720,660**	(4,653,344)
CASH FLOW FROM INVESTING ACTIVITIES			
Acquisition of subsidiaries	A	**(244,043)**	-
Acquisition of additional shares in subsidiaries		**(306,405)**	(429,555)
Disposal of subsidiaries	B	**58,192**	(1,093,302)
Acquisition of associated companies		**(4,453)**	(70,699)
Acquisition of fixed assets		**(132,842)**	(196,400)
Expenditure on development properties		**(14,301)**	(22,944)
Loan to an investee company		**(40,641)**	-
Proceeds from disposal of associated companies		**295,239**	13,681
Repayment of loans by an associated company		**60,900**	-
Proceeds from disposal of fixed assets		**35,695**	102,552
Dividends received from investments		**20,026**	29,111
Net cash used in investing activities		**(272,633)**	(1,667,556)
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from share issues		**11,338**	929
Proceeds from minority shareholders of subsidiaries		**8,592**	7,851
Proceeds from term loans		**514,009**	1,357,400
Capital distribution		**-**	(382,867)
Redemption of RCCPS		**-**	(774,702)
Repayment of term loans		**(735,921)**	(1,274,422)
Dividend paid to shareholders of the Company		**(143,804)**	(82,741)
Dividend paid to minority shareholders of subsidiaries		**(20,325)**	(104,097)
Net cash used in financing activities		**(366,111)**	(1,252,649)
Net increase/(decrease) in cash and cash equivalents		**81,916**	(7,573,549)
Cash and cash equivalents as at 1 January	C	**729,999**	8,303,548
Cash and cash equivalents as at 31 December	C	**811,915**	729,999

NOTES TO CONSOLIDATED CASH FLOW STATEMENTS

A. Acquisition of Subsidiaries

During the financial year, the fair values of net assets of subsidiaries acquired were as follows:

	2002 $'000	2001 $'000
Fixed assets and investment properties	**261,357**	-
Associated companies	**202**	-
Investments	**854**	-
Stocks	**33,378**	-
Debtors	**125,662**	-
Bank balances and cash	**4,564**	-
Creditors	**(141,197)**	-
Loans	**(40,729)**	-
Minority interests	**(2,731)**	-
	241,360	-
Amount previously accounted for as associated companies	**(7,796)**	-
Goodwill on consolidation	**15,043**	-
Purchase consideration	**248,607**	-
Less: Bank balances and cash acquired	**(4,564)**	-
Cash flow on acquisition net of cash acquired	**244,043**	-

B. Disposal of Subsidiaries

During the financial year, the fair values of net assets and liabilities of subsidiaries disposed were as follows:

	2002 $'000	2001 $'000
Fixed assets and investment properties	**(496,159)**	(697,185)
Associated companies	**-**	(48,944)
Investments	**(12)**	(5,043,067)
Stocks	**(2,636)**	(1,298)
Debtors	**(5,246)**	(15,102,671)
Bank balances and cash	**(10,325)**	(2,949,557)
Creditors	**47,534**	20,363,571
Loans	**371,576**	329,762
Minority interests	**25,364**	2,038,844
	(69,904)	(1,110,545)
Net loss/(profit) on disposal	**1,387**	(745,710)
Sale proceeds	**(68,517)**	(1,856,255)
Add: Bank balances and cash disposed	**10,325**	2,949,557
Cash flow on disposal net of cash disposed	**(58,192)**	1,093,302

C. **Cash and Cash Equivalents**

Cash and cash equivalents consist of cash on hand and balances with banks. Cash and cash equivalents in the consolidated cash flow statements comprise the following balance sheet amounts:

	2002	2001
	$'000	$'000
Bank balances, deposits and cash (Note 16)	**814,764**	736,837
Bank overdrafts (Note 20)	**(2,849)**	(6,838)
	811,915	729,999

NOTES TO THE FINANCIAL STATEMENTS
31 December 2002

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General

The Company is domiciled and incorporated in Singapore and is listed on the Singapore Exchange Securities Trading Limited. The address of its registered office is:

23 Church Street #15-01
Capital Square
Singapore 049481

The Company's principal activity is that of an investment holding and management company.

The principal activities of the companies in the Group consist of:

- offshore oil-rig construction, shipbuilding & shiprepair and conversion;
- network & utilities engineering services and power generation;
- property development & investment and property fund management; and
- investments.

There have been no significant changes in the nature of these principal activities during the financial year. The Company intends to divest its interest in Singapore Petroleum Company Limited whose principal activity is in refining and distribution of crude oil and petroleum products.

The financial statements of the Company and the consolidated financial statements of the Group for the financial year ended 31 December 2002 were authorised for issue in accordance with a resolution of the Board of Directors on 28 March 2003.

(b) Basis of Preparation

The financial statements are prepared in accordance with the historical cost convention, except as disclosed in the accounting policies below.

The financial statements are prepared in accordance with and comply with Singapore Statements of Accounting Standard.

The financial statements are expressed in Singapore dollars.

With effect from 1 January 2002, the Group adopted Statement of Accounting Standard 12 (SAS 12) on Income Taxes. Previously, taxation expense excluded the tax effects of certain timing differences when there is reasonable evidence that these timing differences will not reverse for some considerable period ahead. Under the revised SAS 12, taxation expense is provided in full, using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. The effect of adopting SAS12 resulted in a prior year adjustment to the Group's retained earnings as at 1 January 2002 amounting to $73,745,000 (1 January 2001: $67,843,000). The Group's taxation expense for the current financial year increased by $6,647,000 (2001: $10,542,000).

(c) Basis of Consolidation

The Group's financial statements include the financial statements of the Company and its subsidiaries. The results of subsidiaries acquired or disposed of during the financial year are included or excluded from the Group's financial statements from their respective dates of acquisition or disposal.

For inclusion in the Group's financial statements, all assets and liabilities of foreign subsidiaries and associated companies are translated into Singapore dollars at the exchange rates ruling at the balance sheet date. The trading results of foreign subsidiaries and associated companies are translated into Singapore dollars using the average exchange rates for the financial year. Exchange differences due to such currency translations are classified as reserves and taken directly to the foreign exchange translation account.

(d) Goodwill

Goodwill represents the excess of the fair value of consideration given over the fair value of the Group's share of the identifiable net assets of subsidiaries and associated companies when acquired. Goodwill is amortised on a straight line basis over a maximum of 20 years. Goodwill which is assessed as having no economic value is written off to the profit and loss account. The gain or loss on disposal of a subsidiary or associated company includes the unamortised balance of goodwill relating to the subsidiary or associated company disposed of.

Negative goodwill represents the excess of the fair value of identifiable net assets of subsidiaries and associated companies when acquired over the fair value of consideration given. Negative goodwill is presented in the same classification as goodwill in the balance sheet. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair value of non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of these assets; negative goodwill in excess of the fair value of these assets is recognised in the profit and loss account immediately.

(e) Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Profits or losses on disposal of fixed assets are included in the profit and loss account.

When the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount.

(f) Depreciation

Depreciation of fixed assets is calculated on a straight line basis to write off the cost of the fixed assets over their estimated useful lives. No depreciation is provided on freehold and long leasehold (i.e. with unexpired tenures of over 20 years) land, and capital work-in-progress. Short leasehold land is depreciated over the remaining life of the lease and the estimated useful lives of other fixed assets are as follows:

Freehold and leasehold land and buildings	2 to 73 years
Vessels, docks and wharves	10 to 60 years
Plant, machinery and equipment	2 to 30 years

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

(g) Investment Properties

Investment properties are stated at valuation made each year in accordance with Statement of Accounting Standard 25. Surpluses arising on revaluation are credited directly to capital reserves. Revaluation deficits are taken to the profit and loss account in the absence of or to the extent that they exceed any surpluses held in reserves relating to previous revaluations of the same class of assets.

Profits or losses on disposal of investment properties are included in the profit and loss account. Any surpluses held in capital reserves in respect of previous revaluations of investment properties disposed of are regarded as having become realised and are transferred to the profit and loss account.

(h) Development Properties

Development properties are stated at cost less impairment losses. Cost includes cost of land and construction, related overhead expenditure and financing charges and other net costs incurred during the period of development. They are considered completed and are transferred to investment properties or fixed assets when they are ready for their intended use as defined in SAS19.

Each property under development is accounted for as a separate project. Where a project comprises more than one component, each component is treated as a separate project, and interest and other net costs are apportioned accordingly.

(i) Subsidiaries

Investments in subsidiaries are stated in the Company's financial statements at cost less provision to the extent of the amount considered by Directors to be an impairment in value other than temporary, determined on an individual investment basis. Cost of investments in subsidiaries includes cost of subscription to warrants issued by subsidiaries. This is to reflect the Group's intention to maintain effective controlling interest in the subsidiaries.

(j) Associated Companies

An associated company is a company or partnership, not being a subsidiary, in which the Group has a long-term substantial equity voting interest and in whose commercial and financial policy decisions the Group actively participates.

Investments in associated companies are stated in the Company's financial statements at cost less provision to the extent of the amount considered by Directors to be an impairment in value other than temporary, determined on an individual investment basis.

Investments in associated companies are accounted for in the Group's financial statements using the equity method of accounting whereby the Group's share of profits less losses of associated companies is included in the consolidated profit and loss account and the Group's share of net assets is included in the consolidated balance sheet.

(k) Investments

Quoted and unquoted investments held on a long-term basis are stated at cost adjusted for amortisation of premium and accretion of discount over the period to maturity. Where adjusted cost exceeds the market value or the underlying net asset value, provision is made to the extent considered by Directors to be an impairment in value other than temporary, on an individual investment basis.

Investments held as current assets are stated at the lower of cost and market or fair value on a portfolio basis.

Profits or losses on disposal of investments are included in the profit and loss account. Cost is determined on the weighted average cost method.

(l) Intangibles

Intangible assets include purchased goodwill, deferred expenditure and development costs. Costs incurred which is expected to generate future economic benefits are recognised as intangibles and amortised on a straight line basis over their useful lives, ranging from 5 to 10 years.

(m) Stocks & Work-in-Progress

Stocks, consumable materials and supplies are stated at the lower of cost and net realisable value, cost being principally determined on the weighted average method.

Work-in-progress is stated at the lower of cost (comprising direct labour, material costs, direct expenses and an appropriate allocation of production overheads) and net realisable value which is arrived at after providing for anticipated losses, if any, when the possibility of loss is ascertained.

Progress claims made against work-in-progress are offset against the cost of work-in-progress and the profits recognised on partly completed long-term contracts less any provision required to reduce cost to estimated realisable value.

Work completed but not billed is stated at actual billing values.

Completed properties held for sale are stated at the lower of cost and net realisable value. Cost includes cost of land and construction, and interest incurred during the period of construction.

Development properties held for sale are stated at the lower of cost or net realisable value. Upon receipt of temporary occupation permits, these are transferred to completed properties held for sale.

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

(n) Impairment of Assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.

If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of an asset is reduced to its recoverable amount and the impairment loss is recognised as an expense immediately.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in the profit and loss account.

(o) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Warranty - Upon completion of a contract, a provision for warranty is set up to cover the estimated liability which may arise during the warranty period. This provision is based on service history. Any surplus of provision will be written back at the end of the warranty period while additional provisions where necessary are made when known.

Claims - Provision is made for the estimated cost of all claims notified but not settled at the balance sheet date, less recoveries, using the information available at the time. Provision is also made for claims incurred but not reported at the balance sheet date based on historical claims experience, modified for variations in expected future settlement.

(p) Turnover

Turnover consists of:

- Revenue recognised on contracts, under the percentage of completion method when the outcome of the contract can be estimated reliably;
- Invoiced value of goods and services including rental income from investment properties;
- Investment income earned by investment holding companies; and
- Interest and fee income earned by banking subsidiaries.

(q) Revenue and Income Recognition

Revenue from rigbuilding, shipbuilding & shiprepair and conversion is recognised based on the percentage of completion method in proportion to the stage of completion, provided that the work is at least 20% complete and the outcome of the contract can be estimated reliably. The percentage of completion is measured by reference to the percentage of the physical proportion of the contract work completed as determined by engineers' estimates. Provision is made where applicable for anticipated losses on contracts in progress.

Income recognition on long term engineering contracts is based on the percentage of completion method and when losses are expected, full provision is made in the profit and loss accounts after adequate allowance has been made for estimated costs to completion. The stage of completion is determined by reference to the percentage of costs incurred to date to estimated total costs to complete for each contract.

Income recognition on partly completed properties held for sale is based on the percentage of completion method as follows:

(i) For Singapore trading properties under development, the profit recognition upon the signing of sales contracts is 20% of the total estimated profit attributable to the actual contracts signed. Subsequent recognition of profit is based on the stage of development completion;

(ii) For overseas trading properties under development, the profit recognition upon the signing of sales contracts is the direct proportion of total expected project profit attributable to the actual sales contract signed, but only to the extent that it relates to the stage of physical completion at the end of the financial year.

When losses are expected, full provision is made in the accounts after adequate allowance has been made for estimated costs to completion. Any expenditure incurred on abortive projects is written off in the profit and loss account for the year.

Revenue from the sale of products is recognised upon shipment to customers. Sales are stated net of goods and services tax and sales returns.

Revenue from the rendering of services is recognised when the service is rendered.

Dividend income from investments is recognised when declared to be payable, and in the case of fixed interest bearing investments, on an accrual basis.

(r) Financial and Other Derivative Transactions

Trading - Transactions other than in relation to hedging activities are valued at market rates ruling at the balance sheet date and the gain or loss is taken to the profit and loss account immediately.

Hedging - Transactions entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

(s) Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. The principal temporary differences arise from depreciation, unremitted offshore income and future tax benefits from certain provisions not allowed for tax purposes until a later period. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(t) Foreign Currencies

Transactions arising in foreign currencies during the financial year are translated at exchange rates approximating those ruling at transaction dates.

Monetary assets and liabilities denominated in foreign currencies at the end of the financial year are translated at exchange rates approximating those ruling at that date.

Exchange differences arising are taken to the profit and loss account.

(u) Fair Values of Financial Assets and Liabilities

The carrying amounts of financial assets and liabilities included in net current assets approximate their values due to their short term nature. Information relating to the fair values of investments, loans receivable and term loans are given in Notes 9, 10 and 19.

(v) Financial Risk Management

The Group operates internationally and is exposed to a variety of financial risks, including the effect of changes in debt and equity market prices, foreign currency exchange rates and interest rates. Financial risk management is carried out by the Keppel Group Treasury Department in accordance with established policies and guidelines. These policies and guidelines are established by the Group Central Finance Committee and is updated to take into account changes in the operating environment. This committee is chaired by the Group Finance Director and comprises Chief Financial Officers of the Group's key operating companies and Head Office specialists.

(i) Foreign Exchange Risk

The Group has receivables and payables denominated in foreign currencies viz US dollars, Australian, European and other Asian currencies. The Group's foreign currency exposures arise mainly from the exchange rate movement of these foreign currencies against the Singapore dollars, which is the Group's reporting currency.

To hedge against the volatility of future cash flows caused by changes in foreign currency rates, the Group utilises forward foreign currency contracts and other foreign currency hedging instruments to hedge the Group exposure to specific currency risk relating to investments, receivables, payables and other commitments. Group Treasury Department monitors the current and projected foreign currency cash flow of the Group and aims to reduce the exposure of the net position in each currency by borrowing in foreign currency and other currency contracts where appropriate.

(ii) Interest Rate Risk

The Group is a net borrower of funds and has a net interest expense during the current financial year. The Group is exposed to interest rate risk for changes in interest rates primarily for debt obligation, placement in the money market and investments in bonds. The Group policy is to maintain a mix of fixed and variable rate debt instruments with varying maturities. Where necessary, the Group uses derivative financial instruments to hedge the interest rates risk. This may include interest rate swaps and interest rate caps.

(iii) Liquidity Risk

Prudent liquidity risk management requires the Group to maintain sufficient cash and marketable securities, internally generated cash flows, and the availability of funding resources through an adequate amount of committed credit facilities. Group Treasury also maintains a mix of short-term money market borrowings and medium/long term loans to fund working capital requirements and capital expenditures/investments. Due to the dynamic nature of the business, the Group maintains flexibility in funding by ensuring that ample working capital lines are available at any one time.

(iv) Credit Risk

Credit risk refers to the risk that debtors will default on their obligation to repay the amount owing to the Group. A substantial portion of the Group's revenue is on credit term or stage of completion. These credit terms are normally contractual. The Group adopts stringent procedures on extending credit terms to customers and the monitoring of credit risk. The credit policy spells out clearly the guidelines on extending credit terms to customers, including monitoring the process and using related industry's practices as reference. This includes assessing and valuation of customer's credit reliability and periodic review of their financial status to determine the credit limits to be granted. Customers are also assessed based on their historical payment records. Where necessary, customers may also be requested to provide security or advance payment before services are rendered. The Group's policy does not permit non-secured credit risk to be significantly centralised in one customer or a group of customers.

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

	Group and Company	
	2002	2001
	$'000	$'000
2. SHARE CAPITAL		
Ordinary Shares ("Shares")		
Authorised:		
3,000,000,000 Shares of $0.50 each	**1,500,000**	1,500,000
Issued and fully paid:		
Balance 1 January		
765,737,091 Shares of $0.50 each		
(2001: 765,104,091 Shares of $1 each)	**382,869**	765,104
4,077,000 Shares of $0.50 each issued on exercise of options under the KCL Share Option Scheme (2001: 631,000 Shares of $1 each and 2,000 Shares of $0.50 each)	**2,038**	632
Capital distribution by way of reduction in the par value of each Share from $1 to $0.50 for 765,735,091 Shares in 2001	**-**	(382,867)
Balance 31 December		
769,814,091 Shares of $0.50 each		
(2001: 765,737,091 Shares of $0.50 each)	**384,907**	382,869

In the previous financial year, the Company effected a capital reduction pursuant to Section 73 of the Companies Act (Chapter 50) by way of a reduction in the par value of each Share from $1 to $0.50 through a cash distribution which amounted to $383 million.

Details of share options of the Company granted to employees are set out in paragraph 19 of the Directors' Report.

3. RESERVES

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Share Premium Account	**963,900**	954,600	**963,900**	954,600
Capital Reserves				
Special reserve account	**110,117**	110,117	**110,117**	110,117
Warrant reserve account	**107,901**	107,901	**107,901**	107,901
Capital redemption reserve account	**22,764**	22,764	**22,764**	22,764
Asset revaluation surpluses	**77,511**	141,068	**-**	-
Others	**46,432**	40,688	**-**	-
	364,725	422,538	**240,782**	240,782
Revenue Reserves	**1,055,295**	844,933	**1,165,008**	771,661
Foreign Exchange Translation Account	**(51,240)**	(20,388)	**-**	-
	2,332,680	2,201,683	**2,369,690**	1,967,043

The Special reserve account represents amount transferred from the share premium account. This amount was previously applied in setting off goodwill arising on consolidation in the Group accounts and has been restated upon the disposal of a subsidiary.

The Warrant reserve account represents net proceeds from the Company's Rights issue of Warrants 1997.

The Capital redemption reserve account represents amount by which the Company's issued share capital is diminished on cancellation of shares bought-back and amount transferred from revenue reserves on redemption of RCCPS.

Movements in reserves are set out in the Statements of Changes in Equity.

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

4. FIXED ASSETS

	Freehold Land & Buildings $'000	Leasehold Land & Buildings $'000	Vessels & Floating Docks $'000	Plant, Machinery & Equipment $'000	Capital Work-in-Progress $'000	Total $'000
Group						
2002						
Cost						
At 1 January	93,025	989,147	632,036	1,999,447	10,831	3,724,486
Additions	7,341	3,299	19,512	195,442	35,438	261,032
Disposals	(11,953)	(14,833)	(352)	(24,078)	-	(51,216)
Subsidiaries acquired	3,172	18,401	227,242	18,234	-	267,049
Subsidiaries disposed	-	(20)	-	(22,910)	-	(22,930)
Reclassification	8,666	77,481	(79,836)	15,593	(21,904)	-
Exchange differences arising on consolidation	(3,310)	(21,140)	(15,583)	(35,282)	(327)	(75,642)
At 31 December	96,941	1,052,335	783,019	2,146,446	24,038	4,102,779
Accumulated Depreciation						
At 1 January	10,249	171,079	221,723	901,456	-	1,304,507
Depreciation charge	2,555	28,954	28,283	120,562	-	180,354
Impairment losses	-	15,227	49,881	28,665	-	93,773
Disposals	(436)	(1,960)	(352)	(18,920)	-	(21,668)
Subsidiaries acquired	394	104	-	5,194	-	5,692
Subsidiaries disposed	-	(1)	-	(16,783)	-	(16,784)
Reclassification	2,052	39,506	(38,322)	(3,236)	-	-
Exchange differences arising on consolidation	(727)	(2,053)	(7,914)	(10,007)	-	(20,701)
At 31 December	14,087	250,856	253,299	1,006,931	-	1,525,173
Net book value	82,854	801,479	529,720	1,139,515	24,038	2,577,606
2001						
Net book value	82,776	818,068	410,313	1,097,991	10,831	2,419,979
Depreciation	3,076	35,599	27,458	128,884	-	195,017

	Freehold Land & Buildings $'000	Leasehold Land & Buildings $'000	Plant, Machinery & Equipment $'000	Total $'000
Company				
2002				
Cost				
At 1 January	**6,410**	**1,497**	**3,378**	**11,285**
Additions	**-**	**-**	**2,660**	**2,660**
Disposals	**-**	**(1,013)**	**(233)**	**(1,246)**
At 31 December	**6,410**	**484**	**5,805**	**12,699**
Accumulated Depreciation				
At 1 January	**1,009**	**253**	**2,488**	**3,750**
Depreciation charge	**44**	**24**	**854**	**922**
Disposals	**-**	**(237)**	**(229)**	**(466)**
At 31 December	**1,053**	**40**	**3,113**	**4,206**
Net book value	**5,357**	**444**	**2,692**	**8,493**
2001				
Net book value	5,401	1,244	890	7,535
Depreciation	95	24	1,208	1,327

Certain plant, machinery and equipment of subsidiaries are mortgaged to banks for bank loans and overdraft facilities (Note 19).

During the financial year, the Group wrote down certain plant and machinery, vessels and warehouses to reflect the impairment of their carrying amounts. These were based on the estimated recoverable amount of the fixed assets.

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

5. INVESTMENT PROPERTIES

	Group	
	2002	2001
	$'000	$'000
Freehold investment properties	**544,458**	595,930
Leasehold investment properties	**1,177,391**	1,826,474
	1,721,849	2,422,404

The Group's investment properties (including integral plant and machinery) are stated at directors' valuations based on valuations (open market value basis) by independent firms of professional valuers. For the current financial year, the valuation was based on the following valuations by independent firms of professional valuers:

- Colliers International Consultancy & Valuation (Singapore) Pte Ltd for properties in Singapore;
- F P D Savills (Singapore) Pte Ltd for properties in Vietnam; and
- P.T. Wilson Properti Advisindo for a property in Indonesia.

A copy of the valuation reports may be inspected at the registered office of the Company during normal business hours for three months from the date of despatch of the annual report to shareholders.

Based on the valuations, the Group's share of net deficit over their book value amounted to $77,695,000 (2001: $100,172,000) and has been taken direct to asset revaluation reserves account. Certain investment properties of subsidiaries are mortgaged to banks for loan facilities (Note 19).

6. DEVELOPMENT PROPERTIES

	2002	2001
Land cost	**114,301**	122,217
Development cost incurred to date	**73,618**	74,151
	187,919	196,368

7. SUBSIDIARIES

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Quoted shares, at cost Market value: $617,793,000 (2001: $1,334,747,000)	**-**	-	**1,281,670**	1,530,683
Quoted warrants, at cost Market value: Nil (2001: $878,000)	**-**	-	**-**	17,567
Unquoted shares, at cost	**-**	-	**2,229,630**	1,420,672
	-	-	**3,511,300**	2,968,922
Provision for diminution in value	**-**	-	**(1,000)**	(4,000)
	-	-	**3,510,300**	2,964,922

Movements in the provision for diminution in value of subsidiaries are as follows:

	Group 2002	Group 2001	Company 2002	Company 2001
At 1 January	**-**	-	**4,000**	4,000
Amount written off	**-**	-	**(3,000)**	-
At 31 December	**-**	-	**1,000**	4,000

Information relating to the subsidiaries consolidated in the financial statements is given in Note 40.

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

8. ASSOCIATED COMPANIES

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Quoted shares, at cost Market value: Group $299,462,000 (2001: $156,518,000) Company Nil (2001: $111,350,000)	**198,587**	150,831	**-**	109,506
Unquoted shares, at cost	**838,670**	996,685	**3,074**	3,074
	1,037,257	1,147,516	**3,074**	112,580
Provision for diminution in value	**(7,279)**	(6,955)	**-**	-
	1,029,978	1,140,561	**3,074**	112,580
Share of reserves	**(45,285)**	5,587	**-**	-
	984,693	1,146,148	**3,074**	112,580

Movements in the provision for diminution in value of associated companies are as follows:

	Group 2002	Group 2001	Company 2002	Company 2001
At 1 January	**6,955**	9,219	**-**	-
Charge to profit & loss account	**521**	1,752	**-**	-
Amount written off	**(197)**	(4,016)	**-**	-
At 31 December	**7,279**	6,955	**-**	-

Information relating to the associated companies whose results are included in the financial statements is given in Note 40.

9. INVESTMENTS

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Quoted investments, at cost				
Shares in corporations				
Market value:				
$51,748,000				
(2001: $36,825,000)	**77,271**	105,257	**-**	-
Bonds in corporations				
Market value:				
$8,199,000				
(2001: $7,066,000)	**8,199**	7,066	**-**	-
Total quoted investments				
Market value:				
$59,947,000				
(2001: $43,891,000)	**85,470**	112,323	**-**	-
Unquoted investments, at cost				
Shares in corporations	**91,868**	131,117	**6,833**	6,833
Bonds in corporations	**23,844**	16,646	**6,668**	-
Floating rate notes	**-**	1,836	**-**	-
Others – including advances to investee companies	**133,368**	92,516	**-**	-
Total unquoted investments	**249,080**	242,115	**13,501**	6,833
Total investments				
Cost	**334,550**	354,438	**13,501**	6,833
Provision for diminution in value	**(142,790)**	(163,947)	**(11,800)**	(5,132)
	191,760	190,491	**1,701**	1,701

Movements in the provision for diminution in value of investments are as follows:

	Group 2002	Group 2001	Company 2002	Company 2001
At 1 January	**163,947**	119,522	**5,132**	13,132
Charge to profit & loss account	**10,707**	112,416	**-**	-
Subsidiaries disposed	**(46)**	(44,078)	**-**	-
Amount written off/disposed	**(37,887)**	(7,823)	**-**	-
Reclassification and others	**6,069**	(16,090)	**6,668**	(8,000)
At 31 December	**142,790**	163,947	**11,800**	5,132

The Directors are of the opinion that the fair values of total unquoted investments for the Group and Company are $189,768,000 (2001: $136,106,000) and $1,701,000 (2001: $1,701,000) respectively. These are based on assessment of the investments individually for impairment and by reference to the attributable net tangible assets value of the investee companies.

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

10. LOANS RECEIVABLE

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Loans to subsidiaries	**-**	-	**450,000**	450,000
Staff loans	**6,794**	7,647	**2,003**	1,761
Loan to a corporation in which the Group has investment interests	**40,641**	-	**-**	-
Other loans	**5,138**	70,891	**-**	-
Long term trade receivable	**11,482**	28,006	**-**	-
	64,055	106,544	**452,003**	451,761
Less: amounts due within one year and included in debtors (Note 14)	**(3,741)**	(18,323)	**(501)**	(460)
	60,314	88,221	**451,502**	451,301
Provision for doubtful debts	**(3,198)**	(3,539)	**-**	-
	57,116	84,682	**451,502**	451,301

These are estimated to be receivable as follows:

	Group 2002	Group 2001	Company 2002	Company 2001
Years after year-end:				
Within two years	**11,177**	88,582	**903**	864
Less: within one year and included in debtors (Note 14)	**(3,741)**	(18,323)	**(501)**	(460)
After one but within two years	**7,436**	70,259	**402**	404
After two but within five years	**48,255**	13,793	**450,796**	450,795
After five years	**4,623**	4,169	**304**	102
	60,314	88,221	**451,502**	451,301
Provision for doubtful debts	**(3,198)**	(3,539)	**-**	-
	57,116	84,682	**451,502**	451,301

Movements in the provision for doubtful debts are as follows:

	Group 2002	Group 2001	Company 2002	Company 2001
At 1 January	**3,539**	2,131	**-**	-
Charge to profit & loss account	**-**	1,268	**-**	-
Reclassification and others	**(341)**	140	**-**	-
	3,198	3,539	**-**	-

Loans to subsidiaries are unsecured and are repayable within 4 years. The loans bear interest ranging from 1.3249% to 4.5% (2001: 2.1554% to 4.5%) per annum.

Included in staff loans are advances to certain Directors under an approved loan scheme amounting to $635,000 (2001: $473,000). Staff housing and car loans granted to directors of related corporations by the Group and the Company amounted to $1,981,000 (2001: $2,034,000) and $1,221,000 (2001: $974,000) respectively.

The loan to a corporation in which the Group has investment interests is unsecured, interest-free and have no fixed terms of repayment. Repayment is not expected within the next twelve months. Accordingly, it is not practicable to determine the fair value of this balance.

Other than the loan to a corporation in which the Group has investment interests, the fair values of the loans receivable for the Group and Company are $19,051,000 (2001: $92,041,000) and $458,683,000 (2001: $454,249,000) respectively based on the discounted cash flow method using a discount rate which the Directors expect would be available to the Group as at the balance sheet date.

11. INTANGIBLES

	Goodwill $'000	Purchased Goodwill $'000	Deferred Expenditure $'000	Software and Development Costs $'000	Total $'000
Group					
2002					
At 1 January	**(18,268)**	**-**	**4,920**	**5,869**	**(7,479)**
Additions	**127,324**	**-**	**-**	**14,552**	**141,876**
Subsidiaries acquired	**-**	**20,586**	**-**	**1,902**	**22,488**
Subsidiaries disposed	**-**	**-**	**-**	**(546)**	**(546)**
Amortisation	**(3,812)**	**(1,564)**	**-**	**(3,425)**	**(8,801)**
Disposals	**-**	**-**	**(4,920)**	**-**	**(4,920)**
Reclassification and others	**(132)**	**(95)**	**-**	**(957)**	**(1,184)**
At 31 December	**105,112**	**18,927**	**-**	**17,395**	**141,434**
Cost	**110,620**	**20,586**	**-**	**23,384**	**154,590**
Accumulated amortisation	**(5,508)**	**(1,659)**	**-**	**(5,989)**	**(13,156)**
	105,112	**18,927**	**-**	**17,395**	**141,434**

12. STOCKS AND WORK-IN-PROGRESS

	Group 2002 $'000	Group 2001 $'000
Work-in-progress (Note (a))	**(21,965)**	93,129
Stocks (Note (b))	**187,760**	341,401
Properties held for sale (Note (c))	**2,426,923**	2,009,347
Total	**2,592,718**	2,443,877
(a) Work-In-Progress		
Costs incurred and attributable profits	**1,192,499**	1,130,560
Less: progress billings	**(1,214,187)**	(1,035,684)
	(21,688)	94,876
Comprising:		
Work-in-progress in excess of progress billing	**74,441**	237,672
Progress billing in excess of work-in-progress	**(96,129)**	(142,796)
	(21,688)	94,876
Provision for loss on work-in-progress	**(277)**	(1,747)
	(21,965)	93,129

Movements in the provision for loss on work-in-progress are as follows:

	2002 $'000	2001 $'000
At 1 January	**1,747**	2,923
Charge to profit & loss account	**-**	613
Amount written off	**(1,470)**	(1,546)
Reclassification and others	**-**	(243)
At 31 December	**277**	1,747

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

	Group	
	2002	2001
	$'000	$'000
(b) Stocks		
Consumable materials and supplies	**120,162**	99,161
Finished products for sale	**74,645**	214,352
Work completed but not billed	**3,290**	38,499
	198,097	352,012
Provision for loss on stock obsolescence	**(10,337)**	(10,611)
	187,760	341,401

Movements in the provision for loss on stock obsolescence are as follows:

	2002	2001
At 1 January	**10,611**	9,476
Charge to profit & loss account	**4,892**	2,717
Amount written off	**(8)**	(1,641)
Subsidiaries acquired	**38**	-
Subsidiaries disposed	**(354)**	-
Reclassification and others	**(4,842)**	59
At 31 December	**10,337**	10,611

	2002	2001
(c) Properties Held For Sale		
Properties under development		
Land cost	**2,540,447**	2,410,891
Development cost incurred to date	**344,451**	217,470
Related overhead expenditure	**357,234**	238,386
Progress billing received and recognised profit	**(184,689)**	(168,399)
	3,057,443	2,698,348
Completed properties held for sale	**118,420**	121,049
	3,175,863	2,819,397
Provision for loss	**(748,940)**	(810,050)
	2,426,923	2,009,347

Interest capitalised during the financial year amounted to $87,699,000 (2001: $117,664,000) at rates ranging from 1.32% to 7% (2001: 4.95% to 8.44%) per annum.

Properties amounting $588,629,000 (2001: $515,687,000) in value and included in the above balances are mortgaged to banks as securities for borrowings referred to in Note 19.

Movements in the provision for properties held for sale are as follows:

	2002	2001
At 1 January	**810,050**	326,356
Charge to profit & loss account	**(56,434)**	483,694
Amount utilised	**(9,427)**	-
Reclassification and others	**4,751**	-
At 31 December	**748,940**	810,050

13. AMOUNTS DUE FROM / TO

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Subsidiaries				
Amounts due from				
- trade	**-**	-	**15,070**	4,186
- advances	**-**	-	**718,454**	1,178,675
	-	-	**733,524**	1,182,861
Provision for doubtful debts	**-**	-	**(3,862)**	(32,775)
	-	-	**729,662**	1,150,086
Amounts due to				
- trade	**-**	-	**275**	766
- advances	**-**	-	**195,845**	236,749
	-	-	**196,120**	237,515

Advances to and from subsidiaries are unsecured and have no fixed terms of repayment. Interest is charged at rates ranging from 0.95% to 3.1% (2001: 0.25% to 6.5%) per annum on interest-bearing advances.

Movements in the provision for doubtful debts are as follows:

	Group 2002	Group 2001	Company 2002	Company 2001
At 1 January	**-**	-	**32,775**	3,775
Charge to profit & loss account	**-**	-	**-**	29,000
Amount written off	**-**	-	**(28,913)**	-
At 31 December	**-**	-	**3,862**	32,775

	Group 2002	Group 2001	Company 2002	Company 2001
Associated companies				
Amounts due from				
- trade	**31,015**	76,182	**12,496**	146
- advances	**482,393**	500,820	**-**	-
	513,408	577,002	**12,496**	146
Provision for doubtful debts	**(12,965)**	(28,909)	**-**	-
	500,443	548,093	**12,496**	146
Amounts due to				
- trade	**84,104**	61,468	**-**	-
- advances	**170,009**	283,400	**-**	-
	254,113	344,868	**-**	-

Advances to and from associated companies are unsecured and have no fixed terms of repayment. Interest is charged at rates ranging from 0.4375% to 4.25% (2001: 1.6% to 6.61%) per annum on interest-bearing advances.

Movements in the provision for doubtful debts are as follows:

	Group 2002	Group 2001	Company 2002	Company 2001
At 1 January	**28,909**	6,708	**-**	-
(Write back)/charge to profit & loss account	**(2,650)**	22,201	**-**	-
Subsidiaries disposed	**(13,294)**	-	**-**	-
At 31 December	**12,965**	28,909	**-**	-

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

14. DEBTORS

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Trade debtors	**924,629**	626,111	-	-
Provision for doubtful debts	**(40,436)**	(23,911)	-	-
	884,193	602,200	-	-
Loans receivable of banking subsidiary	**97,072**	110,661	-	-
Other loans receivable within one year (Note 10)	**3,741**	18,323	**501**	460
Sundry debtors	**155,297**	181,761	**2,323**	1,468
Prepayments	**57,459**	37,399	**248**	251
Tax recoverable	**49,299**	39,230	**15,374**	8,903
Interest receivable	**16,402**	9,976	**256**	457
Deposits paid	**10,901**	16,266	**354**	324
Recoverable accounts	**63,537**	59,416	-	-
Receivables not billed	**108,800**	62,420	-	-
Advances to corporations in which the Group has investment interests	**27,423**	35,945	-	-
Advances to minority shareholders of subsidiaries	**46,242**	27,499	-	-
	636,173	598,896	**19,056**	11,863
Provision for doubtful debts	**(37,649)**	(42,312)	-	-
	598,524	556,584	**19,056**	11,863
Total	**1,482,717**	1,158,784	**19,056**	11,863

Movements in the provision for debtors are as follows:

	Group 2002	Group 2001	Company 2002	Company 2001
At 1 January	**66,223**	1,005,444	-	1,124
Charge/(write back) to profit & loss account	**17,638**	13,636	-	(1,124)
Amount written off	**(11,863)**	(22,701)	-	-
Subsidiaries acquired	**1,977**	-	-	-
Subsidiaries disposed	**(869)**	(932,784)	-	-
Reclassification and others	**4,979**	2,628	-	-
At 31 December	**78,085**	66,223	-	-

Loans receivable of banking subsidiary are estimated to be receivable as follows:

Years after year-end:	Group 2002	Group 2001	Company 2002	Company 2001
Within one year	**46,404**	57,014	-	-
After one but within two years	**7,604**	5,694	-	-
After two but within five years	**26,062**	29,423	-	-
After five years	**17,002**	18,530	-	-
	97,072	110,661	-	-

15. SHORT TERM INVESTMENTS

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Quoted investments, at cost				
Government bonds				
Market value:				
Nil				
(2001: $23,053,000)	**-**	22,364	**-**	-
Shares in corporations				
Market value:				
$197,516,000				
(2001: $322,970,000)	**243,305**	357,807	**-**	-
Bonds in corporations				
Market value:				
$20,129,000				
(2001: $38,887,000)	**19,953**	55,182	**-**	6,668
Total quoted investments				
Market value:				
$217,645,000				
(2001: $384,910,000)	**263,258**	435,353	**-**	6,668
Unquoted investments, at cost				
Shares in corporations	**326**	231	**-**	-
Others	**4,244**	-	**-**	-
Total unquoted investments	**4,570**	231	**-**	-
Total short term investments				
Cost	**267,828**	435,584	**-**	6,668
Provision for diminution in value	**(45,248)**	(56,157)	**-**	(6,668)
	222,580	379,427	**-**	-

Movements in the provision for diminution in value of investments are as follows:

	Group 2002	Group 2001	Company 2002	Company 2001
At 1 January	**56,157**	100,428	**6,668**	-
Charge/(write back) to profit & loss account	**28,480**	(2,653)	**-**	3,003
Subsidiaries disposed	**-**	(55,948)	**-**	-
Amount written off/disposed	**(30,371)**	(5,136)	**-**	(4,335)
Reclassification and others	**(9,018)**	19,466	**(6,668)**	8,000
At 31 December	**45,248**	56,157	**-**	6,668

The Directors are of the opinion that the fair values of total unquoted investments are $4,570,000 (2001: $231,000). These are based on assessment of the investments individually for impairment and by reference to the attributable net tangible asset value of the investee companies.

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

16. BANK BALANCES, DEPOSITS AND CASH

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Bank balances and cash	**205,941**	455,648	**1,471**	2,399
Fixed deposits with banks	**484,738**	256,344	**47,503**	46,005
Amount held under escrow account for payment of construction cost (Note 23)	**102,000**	-	-	-
Bank balances of property subsidiaries held under Project Account Rules 1985	**2,153**	1,423	-	-
Funds of banking subsidiary	**19,932**	23,422	-	-
	814,764	736,837	**48,974**	48,404

17. CREDITORS

	Group 2002	Group 2001	Company 2002	Company 2001
Trade creditors	**555,202**	460,193	**65**	87
Customers' deposits with banking subsidiary	**119,447**	104,149	-	-
Customers' advances and deposits	**26,600**	40,771	-	-
Sundry creditors and accruals	**892,036**	793,938	**21,034**	29,946
Advances from minority shareholders	**272,766**	218,752	-	-
Interest payables	**49,426**	45,027	**3,775**	2,251
Other payables	**31,872**	29,290	**2,346**	12,099
	1,947,349	1,692,120	**27,220**	44,383

18. PROVISIONS

	Warranties	Claims	Total
	$'000	$'000	$'000
Group			
2002			
At 1 January	**14,955**	**8,785**	**23,740**
Write back to profit & loss account	**(1,056)**	**(229)**	**(1,285)**
Amount utilised	**(1,707)**	**(5,020)**	**(6,727)**
Reclassification and others	**(3,946)**	**2,376**	**(1,570)**
At 31 December	**8,246**	**5,912**	**14,158**
Company			
2002			
At 1 January/31 December	-	**5,000**	**5,000**

19. TERM LOANS

	Note	Group Due within one year $'000	Group Due after one year $'000	Company Due within one year $'000	Company Due after one year $'000
2002					
Keppel Corporation					
Medium Term Notes	(a)	-	**450,000**	-	**450,000**
Keppel Land					
Medium Term Notes	(b)	-	**393,750**	-	-
Mansfield Realty 5%					
Bonds, 2005	(c)	-	**180,000**	-	-
Keppel Markem 4.9%					
Bonds, 2005	(d)	-	**249,512**	-	-
Bank Loans					
- secured	(e)	**63,998**	**463,479**	-	-
- unsecured	(f)	**2,198,323**	**700,738**	**1,331,457**	-
Other Loans					
- secured	(g)	**665**	**1,293**	-	-
		2,262,986	**2,438,772**	**1,331,457**	**450,000**
2001		2,852,102	2,402,415	1,589,732	450,000

(a) The $350,000,000 Floating Rate Notes 2005 and $100,000,000 Fixed Rate Notes 2005 (Notes) were issued in 2000 under the US$600,000,000 Multi-Currency Medium Term Note Programme by the Company. The Notes are unsecured and are issued in tranches which will mature five years from their respective date of issue. Interest payable is based on money market rates ranging from 1.3249% to 4.5% (2001: 2.1554% to 4.5%) per annum.

(b) During the financial year, notes totalling $393,750,000 were issued under the US$800,000,000 Multi-Currency Medium Term Note Programme by Keppel Land Limited, a subsidiary of the Company. The notes are unsecured and issued in series or tranches, and comprise (i) Fixed Rate Notes of $287,750,000 with maturities of up to five years, and (ii) Variable Rate Notes Due 2007 of $106,000,000. Interest payable is based on money markets rates ranging from 1.125% to 3.4% per annum.

(c) The $180,000,000 5% Bonds, secured by legal mortgage over a property, were issued in 2000 by Mansfield Realty Limited, a subsidiary of the Company. The Bonds, unless previously redeemed or purchased and cancelled, are redeemable at par on 28 March 2005.

(d) The $250,000,000 4.9% Bonds, guaranteed by the Company, were issued in 2000 by Keppel Markem Limited, a subsidiary of the Company. The Bonds, unless previously redeemed or purchased and cancelled, are redeemable at par on 21 August 2005.

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

(e) The secured bank loans consist of:-

- A $399,998,000 bank loan drawn down in 2000 by a subsidiary and is secured by a property of the subsidiary. The loan bears interest based on money market rates ranging from 1.74% to 3.13% (2001: 2.42% to 3.65%) per annum and is repayable on 31 December 2004 or one year from the date of TOP whichever is earlier; and

- Other bank loans which are secured on certain fixed and other assets of subsidiaries. These loans bear interest based on money market rates ranging from 1.465% to 9% (2001: 1.765% to 8.31%) per annum and are repayable between one and five years.

The net book value of property and assets mortgaged to the banks amounted to $746,685,000 (2001: $896,152,000). These are securities given to the bank for the loans and overdraft facilities.

(f) The unsecured bank loans consist of:-

- A US$250,000,000 unsecured bank loan drawn down in 2001 by a subsidiary. The loan bears interest based on money market rates ranging from 2.125% to 2.6875% (2001: 2.3125% to 4%) per annum and is repayable either by prepayment of US$10 million or a higher multiple of US$1 million thereof or on repayment date of 5 June 2006; and

- Other unsecured bank loans of the Company and Group with maturity between one month and five years. Interest on these loans is based on money market rates ranging from 0.73% to 8.25% (2001: 0.8125% to 14%) per annum.

(g) The other secured loans of the Group are hire purchase contracts entered into with various finance and leasing companies for purchase of machinery and equipment. The loans bear interest ranging from 6% to 9% (2001: 5.6% to 6.4%) per annum.

(h) The fair values of the term loans for the Group and Company are $4,736,847,000 (2001: $5,269,815,000) and $1,788,713,000 (2001: $2,042,782,000) respectively. These fair values are computed on the discounted cash flow method using a discount rate based upon the borrowing rate which the Directors expect would be available to the Group as at the balance sheet date.

	Group		**Company**	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
The loans are estimated to be repayable as follows:				
Years after year end:				
Within two years	**2,437,443**	3,446,130	**1,331,457**	1,589,732
Less: within one year and shown under current liabilities	**(2,262,986)**	(2,852,102)	**(1,331,457)**	(1,589,732)
After one but within two years	**174,457**	594,028	**-**	-
After two but within five years	**2,264,071**	1,800,508	**450,000**	450,000
After five years	**244**	7,879	**-**	-
	2,438,772	2,402,415	**450,000**	450,000

20. BANK OVERDRAFTS

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Unsecured	**2,849**	6,838	**-**	6,063

Interest on the bank overdrafts is payable at the banks' prevailing prime rate at 4.5% (2001: 4.75% to 5.5%) per annum.

21. DEFERRED TAXATION

Deferred tax liabilities:				
Accelerated tax depreciation	**160,612**	197,411	**-**	-
Offshore income & others	**108,967**	127,716	**20,864**	23,201
	269,579	325,127	**20,864**	23,201
Deferred tax assets:				
Other provisions	**(9,759)**	(10,609)	**-**	-
Unutilised tax benefits	**(3,763)**	(14,665)	**-**	-
	(13,522)	(25,274)	**-**	-
Net deferred tax liabilities	**256,057**	299,853	**20,864**	23,201

Deferred tax assets are recognised for unutilised tax benefits carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable.

The Group has unutilised tax losses and capital allowances of $278,149,000 (2001: $274,587,000) for which no deferred tax benefit is recognised in the balance sheet. These tax losses and capital allowances do not have expiry dates.

22. DEFERRED LIABILITIES

Deferred liability to a subsidiary	**-**	-	**-**	42,732

The Company sold its shiprepair business to a subsidiary in 1999 based on valuation of the assets. The Company and the subsidiary agreed for income tax purposes to assign the tax written down value of these assets from the Company to the subsidiary, which has the effect of deferring the tax payment for the Group. This is allowed under the Singapore Income Tax Act. Arising from this, the tax deferred will eventually arise in the subsidiary in the future years. During the financial year, the Company reimbursed the subsidiary in full for this deferred liability.

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

23. PROCEEDS FROM SALE OF FUTURE RESIDENTIAL RECEIVABLES

Two subsidiaries are developing and have launched the sale of three residential projects in Singapore. They are Butterworth 8 and The Edgewater by Keppel Land Realty Pte Ltd ("KLR"), and Amaranda Gardens by Sherwood Development Pte Ltd ("SD").

KLR and SD ("the Developers") have sold units in each of the projects under a deferred payment scheme. The initial 10% of the sale price has been received by the Developers. The remaining 90% of the sale price ("Future Receivables") will be paid to the Developers when Temporary Occupation Permit ("TOP") is obtained for each project and thereafter.

In June 2002, the Developers (as vendors) entered into two agreements for the sales of the Future Receivables to Bayerische Hypo-Und Vereinsbank AG (as purchaser). The amount of $302 million shown as proceeds from the sale of Future Receivables in the balance sheet represents:

	$'000
Worth of Future Receivables	355,700
Deferred consideration	(53,700)
Proceeds from the sale of Future Receivables	302,000
The proceeds consist of:	
Cash received	165,000
Amount deposited with bank on escrow account for the payment of construction cost on the three projects	102,000
Discount on sale and fees payable	35,000
	302,000

The deferred consideration will be paid to the Developers upon the receipt of TOPs and thereafter, and the completion of certain conditions as provided for in the agreements with the purchaser. The discount on the sale of the Future Receivables and fees payable amounting to $35,000,000 have been charged to the profit and loss account as expense.

24. TURNOVER AND PRINCIPAL ACTIVITIES

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Revenue from construction contracts	**1,953,535**	1,332,397	**-**	-
Sale of property and goods	**2,888,909**	2,789,074	**-**	-
Rental income from investment properties	**137,007**	146,836	**-**	-
Revenue from services rendered	**518,643**	910,077	**19,938**	14,229
Interest income	**24,577**	699,680	**-**	-
Dividend income from				
Subsidiaries – quoted	**-**	-	**11,759**	43,398
Subsidiaries – unquoted	**-**	-	**658,875**	46,636
Unquoted associated companies	**-**	-	**187**	140
Shares – quoted	**5,254**	3,930	**-**	1,406
	5,527,925	5,881,994	**690,759**	105,809

Turnover of the Group excludes sales between related companies which amounted to $294,933,000 (2001: $195,905,000) for the financial year.

The principal activity of the Company is that of an investment holding and management company. The principal activities of the subsidiaries and associated companies are set out in Note 40.

25. STAFF COSTS

	Group 2002	Group 2001	Company 2002	Company 2001
Wages and salaries	**574,975**	502,531	**13,714**	10,556
Employer's contribution to Central Provident Fund	**30,057**	36,406	**784**	540
Other staff benefits	**64,305**	63,603	**540**	1,098
	669,337	602,540	**15,038**	12,194

The number of employees of the Group and Company as at the financial year end were 19,947 (2001: 16,233) and 106 (2001: 98) respectively.

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

26. OPERATING PROFIT

Operating profit is arrived at after charging/(crediting) the following:

	Group 2002 $'000	Group 2001 $'000	Company 2002 $'000	Company 2001 $'000
Auditors' remuneration				
- auditors of the Company	**579**	536	**83**	75
- other auditors	**2,001**	2,022	**-**	-
Non-audit fees paid to				
- auditors of the Company*	**105**	-	**76**	-
- other auditors of subsidiaries*	**470**	80	**29**	-
Directors' emoluments				
Directors of the Company				
- fees for current year	**437**	149	**437**	149
- under provision of fees for prior year	**211**	-	**211**	-
- other emoluments	**6,905**	6,380	**5,167**	5,121
Contracts for services rendered by Directors or with a company in which he has a substantial financial interest	**61**	-	**35**	-
Depreciation of fixed assets	**177,380**	195,017	**922**	1,327
Amortisation of intangibles	**8,801**	2,013	**-**	-
Profit on sale of fixed assets	**(6,052)**	(7,027)	**(620)**	-
Loss/(profit) on sale of investments	**16,301**	(141,375)	**-**	(23,560)
(Write back)/provision for				
- warranties	**(1,056)**	10,500	**-**	-
- claims	**(229)**	7,604	**-**	5,000
- work-in-progress	**-**	613	**-**	-
- stock obsolescence	**4,892**	2,717	**-**	-
- properties held for sale	**(56,434)**	-	**-**	-
- investments	**39,187**	109,763	**-**	3,003
Provision/(write back) for doubtful debts				
- trade debts	**7,733**	4,211	**-**	(1,124)
- loans receivable	**587**	(2,235)	**-**	-
- other debts	**9,318**	12,928	**-**	-
Bad debts (recovered)/written off				
- trade debts	**(3,301)**	29	**(1,201)**	-
- loans receivable	**95**	328	**-**	-
- other debts	**-**	55	**-**	-
Stocks written off	**1,522**	64	**-**	-
Rental expense				
- operating leases	**26,952**	34,619	**-**	-
Discount and fees payable on sale of future residential receivables	**35,000**	-	**-**	-
Gain on differences in foreign exchange	**(45,137)**	(44,540)	**(27,808)**	(4,885)

* The Audit Committee has undertaken a review of all non-audit services provided by the auditors and in the opinion of the Audit Committee, these services would not affect the independence of the auditors.

27. INVESTMENT INCOME, INTEREST INCOME AND INTEREST EXPENSES

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Investment income from:				
Shares - quoted in Singapore	**253**	7,325	*	*
Shares - quoted outside Singapore	**4**	3,835	*	*
Shares - unquoted	**5,315**	4,697	*	*
	5,572	15,857	*	*
Interest income from:				
Subsidiaries	**-**	-	**10,404**	58,694
Bonds, debentures, deposits and associated companies	**34,778**	48,522	**2,564**	5,317
	34,778	48,522	**12,968**	64,011
Interest expenses on:				
Bonds, debentures, fixed term loans and overdrafts	**(66,324)**	(79,615)	**(26,830)**	(48,986)

The Company borrowed monies from external banks to directly fund certain subsidiaries. Interest income from these subsidiaries amounting to $18,668,000 (2001: $15,318,000) has been set off against interest expenses paid to external banks.

* Investment income of the Company has been included in turnover (Note 24).

28. EXCEPTIONAL ITEMS

	Group 2002	Group 2001	Company 2002	Company 2001
Gain on partial disposal of MobileOne Ltd	**187,161**	-	-	-
Gain on disposal of Keppel Capital Holdings Ltd	**-**	740,606	-	344,657
(Loss)/gain of disposal of subsidiaries and assets	**(64,308)**	-	**5,838**	-
Write-down of land bank	**-**	(483,694)	-	-
Write-down of e-business investments	**(61,469)**	(158,732)	-	-
Impairment of assets	**(73,064)**	(61,942)	-	-
Impairment of investments	**(9,342)**	(112,888)	**(16,000)**	(50,109)
Write off of loans receivable	**-**	(53,536)	-	-
Imputed interest and exchange adjustment on RCCPS	**-**	(68,356)	-	(68,356)
	(21,022)	(198,542)	**(10,162)**	226,192
Minority share of exceptional items	**23,707**	310,540	-	-
	2,685	111,998	**(10,162)**	226,192

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

29. TAXATION

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Tax expense comprise:				
Current tax	**98,319**	118,010	**145,885**	30,693
Share of taxation of associated companies	**20,628**	22,601	**-**	-
Adjustment for prior year's tax	**(1,335)**	(4,821)	**-**	(8,182)
Others	**(4,685)**	(2,063)	**115**	368
Deferred tax movement:				
Movements in temporary differences	**(5,917)**	26,626	**(2,337)**	-
Reduction in tax rate	**(23,631)**	(3,165)	**-**	-
	83,379	157,188	**143,663**	22,879

Deferred tax movement is analysed as follows:

	Group 2002 $'000	Group 2001 $'000	Company 2002 $'000	Company 2001 $'000
Accelerated tax depreciation	**(5,137)**	7,816	**-**	-
Offshore income & others	**(18,033)**	14,682	**(2,337)**	-
Other provisions	**(5,792)**	2,544	**-**	-
Unutilised tax benefits	**(586)**	(1,581)	**-**	-
	(29,548)	23,461	**(2,337)**	-

The income tax expense on the results of the Group and the Company differ from the amount of income tax expense determined by applying the Singapore standard rate of income tax to profit before tax and exceptional items due to the following:

	Group 2002 $'000	Group 2001 $'000	Company 2002 $'000	Company 2001 $'000
Profit before tax and exceptional items	**511,100**	665,144	**690,976**	133,452
Tax calculated at tax rate of 22% (2001: 24.5%)	**112,442**	162,960	**152,015**	32,696
Income not subject to tax	**(28,742)**	(14,898)	**(8,352)**	(8,110)
Expenses not deductible for tax purposes	**42,396**	33,863	**-**	6,475
Utilisation of previously unrecognised tax benefits	**(21,218)**	(13,230)	**-**	-
Effect of reduction in tax rate	**(23,631)**	(3,165)	**-**	-
Effect of different tax rates in other countries	**3,467**	(3,521)	**-**	-
Adjustment for prior year's tax	**(1,335)**	(4,821)	**-**	(8,182)
	83,379	157,188	**143,663**	22,879

30. EARNINGS PER ORDINARY SHARE

	Group			
	2002 $'000		2001 $'000	
	Basic	**Diluted**	Basic	Diluted
Net profit attributable to shareholders before exceptional items	**355,573**	**355,573**	266,692	266,692
Exceptional items	**2,685**	**2,685**	111,998	111,998
Adjusted net profit after exceptional items	**358,258**	**358,258**	378,690	378,690
	Number of Shares '000		Number of Shares '000	
Weighted average number of ordinary shares	**767,805**	**767,805**	765,410	765,410
Adjustment for dilutive potential ordinary shares	**-**	**4,411**	-	1,434
Weighted average number of ordinary shares used to compute earnings per share	**767,805**	**772,216**	765,410	766,844
Earnings per ordinary share (cents)				
Before exceptional items	**46.3**	**46.0**	34.8	34.8
After exceptional items	**46.7**	**46.4**	49.5	49.4

31. DIVIDENDS/CAPITAL DISTRIBUTION

The Directors have proposed a final dividend of 20% or 10 cents per share less tax (2001: final dividend of 13 cents per share less tax and special dividend of 3 cents per share less tax) in respect of the financial year ended 31 December 2002. The proposed dividend is subject to approval by shareholders at the next Annual General Meeting to be convened and has not been included as a liability in the financial statements.

Together with the interim dividend of 16% or 8 cents per share less tax, total dividend for the current financial year will be 36% or 18 cents per share less tax (2001: 32% or 16 cents per share less tax).

The Directors are also proposing a capital distribution of 12 cents per share without deduction for tax out of the Company's share premium account. The capital distribution is subject to the approvals of shareholders, the Court and any other regulatory authorities.

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

32. FUTURE CAPITAL EXPENDITURE/COMMITMENTS

	Group		Company	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Capital expenditure not provided for in the financial statements:				
In respect of contracts placed:				
- *for purchase and construction* of development properties	**626,551**	535,454	-	-
- for purchase of other fixed assets	**43,358**	3,746	-	-
- for purchase/ subscription of shares in other companies	**184,551**	621,939	-	409,000
Amounts approved by Directors in addition to contracts placed:				
- for construction of development properties	**1,085,133**	1,722,065	-	-
- for purchase of other fixed assets	**38,078**	60,405	-	-
	1,977,671	2,943,609	-	409,000
Less: minority shareholders' shares	**(862,508)**	(635,672)	-	-
	1,115,163	2,307,937	-	409,000

33. LEASE COMMITMENTS

Commitments in respect of significant operating leases as at the end of the financial year are as follows:

	Group 2002	Group 2001	Company 2002	Company 2001
Years after year-end:				
Within one year	**42,145**	33,295	-	1,231
From two to five years	**98,613**	81,479	-	-
From six to ten years	**102,196**	74,511	-	-
After ten years	**193,568**	179,027	-	-
	436,522	368,312	-	1,231

Some of the operating leases are subject to revision of lease rentals at periodic intervals. For the purposes of the above, the prevailing lease rentals are used.

34. CONTINGENT LIABILITIES (UNSECURED)

		Group		Company	
		2002	2001	**2002**	2001
		$'000	$'000	**$'000**	$'000
(a)	Guarantees in respect of banks and other loans granted to subsidiaries and associated companies	**63,110**	122,450	**705,478**	655,261
	Performance guarantees issued for contracts awarded to subsidiaries and associated companies	**71,820**	88,951	**-**	-
	Others	**32,463**	28,687	**-**	-
		167,393	240,088	**705,478**	655,261

No material losses under these guarantees are expected.

(b) A subsidiary of the Company entered into a contract with a customer ("the Customer") to build and deliver a vessel. Subsequently, the Customer sold the vessel to a third party ("the Buyer"). A dispute arose between the Customer and the subsidiary on the extent and value of the uncompleted works for which the subsidiary was responsible. The Buyer had also made various claims against the Customer. The Customer had indicated that in the event that the Buyer succeeds in these claims, the Customer would claim against the subsidiary in respect of the same. Certain information usually required by SAS 31 is not disclosed in the interest of the subsidiary. Based on legal and technical advice received and information presently available, the subsidiary believes that it has reasonable grounds to resist these claims successfully.

(c) A subcontractor ("the Subcontractor") has initiated arbitration proceedings against a subsidiary of the Company to claim for payment for variation orders in relation to subcontract work for the construction of a vessel. At the same time, the subsidiary has counterclaimed against the Subcontractor for costs incurred in completing the outstanding subcontract work. Certain information usually required by SAS 31 is not disclosed in the interest of the subsidiary. Based on legal and technical advice received and information presently available, the subsidiary is of the view that it has reasonable grounds to resist these claims successfully.

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

35. FINANCIAL INSTRUMENTS

In order to manage the risks arising from fluctuations in oil prices, interest rates and currency exchange rates, the Group makes use of the following derivative financial instruments:

Oil and interest rate swaps

	Contract or Notional Contract Amount $'000	Carrying Value $'000	Estimated Fair Value $'000
Oil swaps	37,280	-	(4,899)
Interest rate caps	50,000	285	55

(a) The oil swap contracts are entered into by a subsidiary for hedging purposes.

(b) The 3-year interest rate cap agreement limits the interest rate for bank borrowings by a subsidiary to a maximum of 2.07% per annum, on a notional principal of $50 million.

Forward foreign exchange contracts

Forward foreign exchange contracts are entered into to hedge the exposure to currency risks relating to major trade debtors and purchases of direct materials and equipment.

As at 31 December 2002, the settlement dates on open forward contracts ranged between 1 month and 1 year. The Group has outstanding forward foreign exchange contracts with a notional amount of approximately $7,492,000 (2001: $134,413,000).

The fair value of derivative financial instruments represents the unrealised gains or losses of open forward foreign exchange contracts of which a net gain of $819,000 (2001: net loss of $3,166,000) arising from the hedge of assets and liabilities in the balance sheet is not recognised in the financial statements.

36. SEGMENT ANALYSIS

2002
Business Segment

	Offshore & Marine $'000	Infra-structure $'000	Property $'000	Invest-ments $'000	Elimina-tion $'000	Total $'000
Revenue						
External sales	1,910,792	649,443	353,027	2,614,663	-	5,527,925
Inter-segment sales	8,614	30,799	5,414	48,150	(92,977)	-
Total	1,919,406	680,242	358,441	2,662,813	(92,977)	5,527,925
Results						
Operating profit	217,066	20,522	166,464	56,156	2,548	462,756
Net investment income & interest income	4,419	(5,598)	(8,980)	(13,267)	(2,548)	(25,974)
Share of results of associated companies	5,679	12,940	9,377	46,322	-	74,318
Profit before tax & exceptional items	227,164	27,864	166,861	89,211	-	511,100
Exceptional items	-	(16,667)	(72,479)	68,124	-	(21,022)
Profit before tax	227,164	11,197	94,382	157,335	-	490,078
Other Information						
Segment assets	2,419,000	836,018	5,714,815	4,493,960	(2,972,887)	10,490,906
Investment in associated companies	48,340	66,629	445,679	424,045	-	984,693
Total	2,467,340	902,647	6,160,494	4,918,005	(2,972,887)	11,475,599
Segment liabilities	1,644,156	481,782	4,576,224	3,874,180	(2,972,887)	7,603,455
Net assets	823,184	420,865	1,584,270	1,043,825	-	3,872,144
Capital expenditure	36,368	63,830	2,998	29,646	-	132,842
Depreciation and amortisation	58,666	41,580	17,846	68,089	-	186,181
Impairment of assets	-	-	4,780	68,284	-	73,064
Impairment of investments	-	-	-	63,231	-	63,231

Geographical Segment

	Singapore $'000	Far East & Other ASEAN Countries $'000	Other Countries $'000	Elimina-tion $'000	Total $'000
External sales	4,446,916	408,951	672,058	-	5,527,925
Segment assets	9,053,433	1,615,816	1,262,545	(456,195)	11,475,599
Capital expenditure	30,139	22,298	80,405	-	132,842

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

2001
Business Segment

	Offshore & Marine $'000	Infra-structure $'000	Property $'000	Invest-ments $'000	Financial Services (Keppel Capital Holdings) $'000	Elimina-tion $'000	Total $'000
Revenue							
External sales	1,517,258	467,930	309,362	2,763,008	824,436	-	5,881,994
Inter-segment sales	8,719	-	9,072	77,469	12,466	(107,726)	-
Total	1,525,977	467,930	318,434	2,840,477	836,902	(107,726)	5,881,994
Results							
Operating profit	89,650	80,182	141,564	(8,739)	311,504	10,946	625,107
Net investment income & interest income	17,243	(3,356)	(24,433)	(1,921)	8,177	(10,946)	(15,236)
Share of results of associated companies	1,874	16,713	8,655	27,982	49	-	55,273
Profit before tax & exceptional items	108,767	93,539	125,786	17,322	319,730	-	665,144
Exceptional items	(7,874)	(23,568)	(494,422)	327,322	-	-	(198,542)
Profit before tax	100,893	69,971	(368,636)	344,644	319,730	-	466,602
Other Information							
Segment assets	3,068,121	1,287,037	6,513,622	3,629,666	-	(3,924,983)	10,573,463
Investment in associated companies	58,724	57,969	466,072	563,383	-	-	1,146,148
Total	3,126,845	1,345,006	6,979,694	4,193,049	-	(3,924,983)	11,719,611
Segment liabilities	1,867,842	939,605	4,951,469	3,863,155	-	(3,924,983)	7,697,088
Net assets	1,259,003	405,401	2,028,225	329,894	-	-	4,022,523
Capital expenditure	37,365	12,014	96,688	88,852	-	-	234,919
Depreciation and amortisation	58,465	20,165	21,111	78,277	19,012	-	197,030
Impairment of assets	-	29,695	4,999	27,248	-	-	61,942
Impairment of investments	-	-	-	112,888	-	-	112,888

Geographical Segment

	Singapore $'000	Far East & Other ASEAN Countries $'000	Other Countries $'000	Elimination $'000	Total $'000
External sales	4,696,561	378,511	806,922	-	5,881,994
Segment assets	9,967,728	1,773,914	857,704	(879,735)	11,719,611
Capital expenditure	191,398	32,569	10,952	-	234,919

Notes :

(a) Business Segment

The Group is focused on three key business divisions: Offshore & Marine, Infrastructure and Property. The Investments division consists of the Group's investments in SPC, Logistics, Shipping and MobileOne Ltd which the Company will continue to build value for timely divestment. These four divisions are the basis on which the Group reports its primary segment information. Pricing of inter-segment goods and services is at fair market value. Segment assets and liabilities are those used in the operation of each division.

(b) Geographical Segment

The Group operates in about 20 countries. Secondary segment information is provided by geographical segment in accordance to the above table.

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

37. DISCONTINUING OPERATION

On 3 December 2001, the Company announced its intention to divest its interest in Singapore Petroleum Company Ltd (SPC). The proposed divestment of SPC is part of the Group's effort to realise value from the non-core businesses under Investments division. The turnover, results, cash flows and net assets of SPC were as follows:

	2002	2001
	$'000	$'000
Turnover	**2,435,488**	2,337,298
Expenses	**(2,384,405)**	(2,325,709)
Operating profit	**51,083**	11,589
Net investment and interest income	**(4,889)**	(15,548)
Share of associated companies' results	**6,338**	6,400
Profit before taxation	**52,532**	2,441
Taxation	**(3,064)**	(3,892)
Profit/(loss) after taxation	**49,468**	(1,451)
Operating cash flows	**16,545**	95,439
Investing cash flows	**(37,323)**	(21,586)
Financing cash flows	**(17,295)**	(33,070)
Total cash flows	**(38,073)**	40,783
Total assets	**1,374,290**	1,273,995
Total liabilities	**(821,927)**	(764,515)
Net assets	**552,363**	509,480

In connection with the proposed divestment of SPC, the Group has written down the above value of net assets of SPC by a further $80 million in the financial year ended 31 December 2001 to reflect the impairment of their carrying amounts.

38. SIGNIFICANT SUBSEQUENT EVENTS

(a) On 18 March 2003, Keppel Integrated Engineering Limited, a wholly owned subsidiary of the Company, completed the sale of its 100 percent interest in Setsco Services Pte Ltd ("Setsco"). The consideration, in cash payment of $15.7 million, is on a willing buyer and willing seller basis, after taking account, inter alia, earnings and net asset value of Setsco. The net tangible asset value of Setsco, as at 31 December 2002 was $5.8 million.

(b) On 18 February 2003, Kephinance Investment Pte Ltd, a wholly owned subsidiary of the Company, completed the sale of its entire 20 percent equity interest in Keppel Insurance Pte Ltd ("KIPL"). The sale consideration of $30.88 million was arrived at on a willing seller and willing buyer basis, and takes into account, inter alia, an actuarial valuation of KIPL. The net tangible asset value of the Company's investment in KIPL as at 31 December 2002 was $19.5 million.

The divestment of Keppel Insurance Pte Ltd and Setsco Services Pte Ltd are in line with the Company's objective to divest non-core assets in order to channel greater resources to its core businesses.

39. COMPARATIVE FIGURES

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial year. Where applicable, comparative figures have been adjusted or extended to take into account the requirements of the revised SAS12 which the Group adopted in 2002.

40. SUBSIDIARIES AND ASSOCIATED COMPANIES

Information relating to subsidiaries consolidated in these financial statements and to associated companies whose results are equity accounted for is given in the following pages.

THE KEPPEL GROUP OF COMPANIES

	Gross Interest 2002 %	Effective Equity Interest 2002 %	Effective Equity Interest 2001 %	Cost of Investment 2002 $'000	Cost of Investment 2001 $'000	Country of Incorporation / Operation	Principal Activities
Holding Company							
Keppel Corporation Limited	NA	NA	NA	-	-	Singapore	Investment holding and management company
OFFSHORE AND MARINE							
Offshore							
Subsidiaries							
Keppel Offshore and Marine Ltd (formerly Keppel FELS Energy & Infrastructure Ltd)(2)	100	100	100	801,887	801,887	Singapore	Investment holding
Keppel FELS Limited(2)	100	100	100	#	#	Singapore	Construction, fabrication and repair of offshore drilling rigs, power barges, specialised vessels and related production facilities
AMFELS Inc(5)	100	100	100	#	#	USA	Construction and repair of offshore drilling rigs and production facilities
AMFELS Offshore Ltd(6)	100	100	100	#	#	BVI	Investment holding
AMFELS Tamaulipas de Mexico(6)	100	100	100	#	#	Mexico	Marine related fabrication works
Azer FELS Pte Ltd(2)	70	70	70	#	#	Singapore	Investment holding
BrasFELS SA(2a)	60	60	60	#	#	Brazil	Engineering, construction and fabrication of platform for oil and gas sector and shipyard works
Caspian Shipyard Company Ltd(5)	53	53	53	#	#	Azerbaijan	Construction and repair of offshore drilling rigs
Ensco Enterprises Limited(3)	75	75	-	#	-	CI	Rig owning and chartering
FELS Consultancy Pte Ltd(2)	100	100	100	#	#	Singapore	Investment holding
FELS Offshore Pte Ltd(2)	100	100	100	#	#	Singapore	Investment holding
FELS Setal SA(2a)	60	60	60	#	#	Brazil	Engineering, construction and fabrication of platform for oil and gas sector and shipyard works
Fornost Ltd(2a)	100	100	100	#	#	HK	Investment holding and provision of procurement services
Keppel FELS Baltech Ltd(5)	100	100	100	#	#	Bulgaria	Marine-related engineering and consultancy services
Keppel FELS Chabahar Free Zone-Iran (Ltd)(6)	100	100	100	#	#	Iran	Export and import of commercial goods
Keppel Verolme BV(n)(5)	100	100	-	#	-	Netherlands	Construction and repair of offshore drilling rigs including semi-submersibles and jack-up rigs.
KIE Investments Ltd(5)	100	100	100	#	#	HK	Investment holding

	Gross Interest	Effective Equity Interest		Cost of Investment		Country of Incorporation / Operation	Principal Activities
	2002	2002	2001	2002	2001		
	%	%	%	$'000	$'000		
Le Hing Engineering & Construction Pte Ltd(2)	100	100	100	#	#	Singapore	Marine-related sub-contract services
Offshore Technology Development Pte Ltd(2)	100	100	100	#	#	Singapore	Production of jacking system and provision of jacking analysis
Pearlcity Investments Ltd(6)	100	100	100	#	#	BVI/HK	Investment holding
Prismatic Services Ltd(6)	100	100	100	#	#	BVI/HK	Project procurement
PT Indofels Primacipta(6)	80	80	80	#	#	Indonesia	Marine-related fabrication works
Wideluck Enterprises Limited(n)(6)	100	100	-	#	-	BVI	Investment holding
Zone Enterprises Limited(2a)	100	100	100	#	#	HK	Investment holding
Associates							
Asian Lift Pte Ltd(2)	50	50	50	#	#	Singapore	Provision of heavy-lift equipment and related services
FELTEN Offshore Supplies Pte Ltd(2)	50	50	50	#	#	Singapore	Procurement of equipment and materials
Offshore & Marine A/S(5)	45	45	45	#	#	Norway	Construction and repair of offshore drilling vessels
Marine							
Subsidiaries							
Keppel Shipyard Limited (formerly Keppel Hitachi Zosen Limited)	100	100	61+	#	266,077	Singapore	Shiprepair and investment holding
Keppel Philippines Marine Inc(2a)	59+	59+	49+	2,639	3,160	Philippines	Shipbuilding & repair
Alpine Engineering Pte Ltd	100	100	61	#	#	Singapore	Marine contracting
Alpine Engineering Services Pte Ltd	100	100	61	#	#	Singapore	Marine contracting
Blastech International Pte Ltd	100	100	37	#	#	Singapore	Provision of chamber blasting services and painting and coating works
Briny Marine Services Sdn Bhd(n)(1a)	70	36	-	#	-	Brunei	Operating and chartering of harbour and anchor handling tugs
Eagle Engineering Co (Pte) Ltd(6) (under liquidation)	-	-	61	-	#	Singapore	Under liquidation
Goodwill Navigation Inc(6)	100	100	100	#	#	Liberia/HK	Investment holding
Keppel Cebu Shipyard Inc(4)	100	59	49	#	#	Philippines	Shipbuilding & repair
Keppel Eagle (Pte) Ltd(6) (under liquidation)	-	-	61	-	#	Singapore	Under liquidation
Keppel Housing Pte Ltd	100	100	77	#	#	Singapore	Provision of staff housing
Keppel Marine Agencies Inc(6)	95	95	76	#	#	USA	Agencies

THE KEPPEL GROUP OF COMPANIES (Cont'd)

	Gross Interest	Effective Equity Interest		Cost of Investment		Country of Incorporation / Operation	Principal Activities
	2002	2002	2001	2002	2001		
	%	%	%	$'000	$'000		
Keppel Singmarine Pte Ltd (formerly Keppel Singmarine Dockyard Pte Ltd)	100	100	61	#	#	Singapore	Shipbuilding & repair
Keppel Smit Towage Pte Ltd	51	51	31	#	#	Singapore	Provision of towage services
Keppel Tuas Pte Ltd	100	100	61	#	#	Singapore	Dormant
Keppel-UAE Investment Pte Ltd	100	100	61	#	#	Singapore	Investment holding
KM Factors Pte Ltd (formerly Cosmos Marine & Engineering Pte Ltd)	100	100	61	#	#	Singapore	Factoring
Maju Maritime Pte Ltd	51	51	31	#	#	Singapore	Provision of towage services
Marine and Offshore Protection and Preservation BV(n)(5)	100	100	-	#	-	Netherlands	Chamber blasting services and painting and coating works
Nusa Maritime Pte Ltd	100	100	61	#	#	Singapore	Provision of sea transportation services
Precision Craft (88) Pte Ltd	100	100	61	#	#	Singapore	Dormant
Trillion Resources Pte Ltd	97	97	59	#	#	Singapore	Dormant
Associates							
Arab Eagle Marine Engineering LLC(3a)	67	67	41	#	#	UAE	Shiprepair
Arab Heavy Industries Public Joint Stock Company(3a)	33	33	20	#	#	UAE	Shipbuilding & shiprepair
Chokhani International Ltd(4)	22	22	22	#	#	India	Shiprepair
Joint Shipyard Investment Pte Ltd	50	50	31	#	#	Singapore	Investment holding
Joint Shipyard Management Services Pte Ltd(3)	25	25	15	#	#	Singapore	Provision of staff housing
Joint Shipyard Technologies Pte Ltd(3)	43	29	17	#	#	Singapore	Environmental research services
Keppel Smit Transpacific Inc(4)	40	20	12	#	#	Philippines	Provision of towage services
Matamarine Technical Services Inc(4)	40	29	29	#	#	Philippines	Marine anchorage services and trading paints
Penguin Boat International Ltd(3)	16	16	10	#	#	Singapore	Shiprepair and passenger ferries operators/charterers
Procon Engineering Inc(4)	40	24	20	#	#	Philippines	Engineering services
Singapore Cleanseas Pte Ltd(5)	25	25	15	#	#	Singapore	Environmental services
Subic Shipyard & Engineering Inc(2a)	46+	30+	26+	3,020	3,020	Philippines	Shipbuilding & repair
Van Dam Marine Contracting BV(5)	25	25	-	#	-	Netherlands	Offshore engineering services

	Gross Interest 2002 %	Effective Equity Interest 2002 %	Effective Equity Interest 2001 %	Cost of Investment 2002 $'000	Cost of Investment 2001 $'000	Country of Incorporation / Operation	Principal Activities
INFRASTRUCTURE							
Network Engineering							
Subsidiaries							
Keppel Communications Pte Ltd(3)	100	81	67	#	#	Singapore	Trading and provision of communications systems and accessories
Adfact Pte Ltd(3)	100	81	67	#	#	Singapore	Investment holding
Echo Broadband (Singapore) Pte Ltd(3)	100	81	40	#	#	Singapore	Broadband network services
Echo Broadband (France) SAS(n)(5)	100	81	-	#	-	France	Consultancy in telecommunications services
Echo Broadband Gmbh(3a)	100	81	40	#	#	Germany	Broadband network services
Echo Broadband Inc(n)(5)	100	81	-	#	-	USA	Consultancy in telecommunications services
Echo Broadband Sdn Bhd(3a)	100	81	40	#	#	Malaysia	Broadband network services
Echo Broadband Sarl(3a)	100	81	40	#	#	Luxembourg	Broadband network services
Keppel Communications (Beijing) Co Ltd(n)(6)	100	81	-	#	-	China	Design, development, production and maintenance of communications systems
Keppel Communications Philippines Inc(4)	100	81	67	#	#	Philippines	Marketing, installation and maintenance of communications systems
Keppel Communication (Thailand) Co Ltd(3a)	91	74	33	#	#	Thailand	Provision of engineering and technology related products and services
Nippon Keppel Communications Kabushiki Kaisha(n)(6)	100	81	-	#	-	Japan	Design, development, production and maintenance of communications systems
PT Keppel Communications Indonesia(n)(6)	95	77	-	#	-	Indonesia	Provision of global network services and project delivery market services
Steamers Telecommunications Pte Ltd(3)	100	81	67	#	#	Singapore	Telecommunications services
Trisilco Folec (M) Sdn Bhd(3a)	30	24	20	#	#	Malaysia	Trading and provision of communications systems and accessories

THE KEPPEL GROUP OF COMPANIES (Cont'd)

	Gross Interest 2002 %	Effective Equity Interest 2002 %	Effective Equity Interest 2001 %	Cost of Investment 2002 $'000	Cost of Investment 2001 $'000	Country of Incorporation / Operation	Principal Activities
Associates							
Afolec Communications Co Ltd(5)	49	40	33	#	#	Thailand	Distribution of IT products and telecommunication services
Computer Generated Solutions Inc(3a)	20	16	13	#	#	USA	IT consulting and outsourcing provider
Folec Communications (B) Sdn Bhd(3a)	35	28	23	#	#	Brunei	Trading and servicing of electronic equipment
Radiance Communications Pte Ltd(3)	50	41	34	#	#	Singapore	Distribution and maintenance of communications equipment and systems
SVOA Public Company Ltd(3a)	34	28	23	#	#	Thailand	Distribution of IT products and telecommunications services
Trisilco Radiance Communication Sdn Bhd(n)(3a)	40	32	-	#	-	Malaysia	Sales, installation and maintenance of telecommunications systems, equipment and accessories
Utilities Engineering							
Subsidiaries							
Keppel Integrated Engineering Limited(2)	100	100	100	163,574	#	Singapore	Investment holding
Keppel Engineering Pte Ltd(2)	100	100	100	#	#	Singapore	Fabrication of steel structures, mechanical and electrical works
APG Geo-Systems Pte Ltd(2)	100	100	100	#	#	Singapore	Constructing works, services and supplies relating to geo-technical works
Arantakarn Co Ltd(6) (disposed)	-	-	100	-	#	Thailand	Design and construction of artificial rock landscapes
Asia Rock Art Ltd(2a)	100	100	100	#	#	HK	Design and construction of artificial rock landscapes
AsiaLink Construction Pte Ltd(6) (liquidated)	-	-	100	-	#	Singapore	Liquidated
Asia-Tech Construction & Engineering Pte Ltd(2)	100	100	100	#	#	Singapore	Civil engineering and specialist construction related services
Auto Blast Steel Structures Company Ltd(2a)	100	100	100	#	#	HK	Industrial engineering and trading in construction materials and ancillary goods
Cathodic Protection Technology (Johor) Sdn Bhd(6) (disposed)	-	-	100	-	#	Malaysia	Manufacture and sales of cathodic protection
Cathodic Protection Technology Holding Pte Ltd(2)	100	100	100	#	#	Singapore	Investment holding
Cathodic Protection Technology Pte Ltd(6) (disposed)	-	-	100	-	#	Singapore	Manufacturing of cathodic protection systems
Claridge House Ltd(2a)	100	100	100	#	#	HK	Supply and construction of public amenities and playgrounds

	Gross Interest 2002 %	Effective Equity Interest 2002 %	Effective Equity Interest 2001 %	Cost of Investment 2002 $'000	Cost of Investment 2001 $'000	Country of Incorporation / Operation	Principal Activities
Contech Engineering Services & Trading Co Ltd(6) (disposed)	-	-	100	-	#	China	Trading
CP Tech Far East Ltd(6) (disposed)	-	-	100	-	#	HK	Sale of cathodic protection systems
Crimson Manufacturing Sdn Bhd(6) (liquidated)	-	-	100	-	#	Malaysia	Liquidated
FELS China Investments Pte Ltd(2)	100	100	100	#	#	Singapore	Investment holding
FELS Construction Pte Ltd(2)	100	100	100	#	#	Singapore	Oil and gas infrastructure development and civil construction
FELS Construction Techniques Ltd(2a)	100	100	100	#	#	HK	Civil engineering and specialist construction related services
FELS Cranes Pte Ltd(2)	100	100	100	#	#	Singapore	Fabrication of heavy cranes and provision of marine related equipment
FELS Krake Hoist Systems Pte Ltd(6) (under liquidation)	100	100	100	#	#	Singapore	Marketing and manufacturing of hoist cranes
FELS Tekform (S) Pte Ltd(2)	100	100	100	#	#	Singapore	Investment holding
Fospex Pte Ltd(2)	100	100	100	#	#	Singapore	Provide e-commerce
Hiap Day Bee Pte Ltd(2)	100	100	100	#	#	Singapore	Sewerage and refuse disposal, waste collection and sanitation
KE Steam (Suzhou) Co Ltd(2a)	100	100	100	#	#	China	Production and distribution of steam
Kepfels Engineering Pte Ltd(2)	100	100	100	#	#	Singapore	Investment holding
Keppel FELS China Ltd(2a)	100	100	100	#	#	HK	Engineering contracting and investment holding
Keppel FMO Pte Ltd(2)	100	100	100	#	#	Singapore	Construction project, facilitates management and operational maintenance of industrial and commercial complexes
Keppel Infrastructure (China) Ltd(5)	100	100	60	#	#	HK	Develop regional infrastructure projects
Keppel Infrastructure Environmental Development Inc(6)	100	100	60	#	#	CI/HK	Investment holding
Keppel Infrastructure Environmental Limited(6) (disposed)	-	-	60	-	#	HK	Investment holding
Keppel Infrastructure Pte Ltd	100	100	100	#	#	Singapore	Investment holding
Keppel Leasing Pte Ltd(2)	100	100	100	#	#	Singapore	Leasing of equipment
Keppel Prince Engineering Pty Ltd(3a)	100	100	100	#	#	Australia	Metal fabrication
Keppel Regional Infrastructure Pte Ltd(6) (under liquidation)	60	60	60	#	#	Singapore	Investment holding
Keppel Sea Scan Pte Ltd(2)	100	100	100	#	#	Singapore	Trading in hardware, industrial, marine and building related products, leasing and provision of services

THE KEPPEL GROUP OF COMPANIES (Cont'd)

	Gross Interest	Effective Equity Interest		Cost of Investment		Country of Incorporation / Operation	Principal Activities
	2002	2002	2001	2002	2001		
	%	%	%	$'000	$'000		
Keppel Thailand Investment Pte Ltd(2)	100	100	100	#	#	Singapore	Investment holding
Keptrade Engineering Supplies Pte Ltd(6) (under liquidation)	-	-	65	-	#	HK	Under liquidation
KF Holdings Pte Ltd(2)	100	100	100	#	#	Singapore	Investment holding
KIE China Holdings Pte Ltd(2)	100	100	96	#	#	Singapore	Investment holding
KP Designing & Detailing Inc(4)	100	84	84	#	#	Philippines	Drafting services
Norms Engineering Company Ltd(2)	65	65	65	#	#	China	Equipment maintenance and repair service to offshore petroleum industry
Oil-Equipment Manufacturing Pte Ltd(6) (under liquidation)	100	100	100	#	#	Singapore	Manufacturing and trading of oil tools and tubular products
Prince Mobile Cranes Pty Ltd(6)	100	100	100	#	#	Australia	Crane hire
Sea Scan International Pte Ltd(2)	100	100	100	#	#	Singapore	Trading and contracting
Seghers Keppel Technology Asia Ltd (formerly Parkshine International Ltd)(6)	100	100	100	#	#	BVI/HK	Trading in industrial goods
Seghers Keppel Technology for Services and Machinery Ruisbroek NV(6)	100	100	-	#	-	Belgium	Design, construction, repair and maintenance of steel structures and art works
Seghers Keppel Technology for Services and Machinery Zele NV(6)	100	100	-	#	-	Belgium	Design and construction of machines and industrial tools and other kinds of construction
Seghers Keppel Technology Group NV(6)	100	100	-	#	-	Belgium	Provider of services and solutions to the environmental industry related to solid waste, waste-water & sludge management
Setsco Services (M) Sdn Bhd(5)	100	100	100	#	#	Malaysia	Laboratory testing, inspection and consultancy services
Setsco Services Pte Ltd(2)	100	100	100	#	#	Singapore	Non-destructive testing, quality assurance and building materials testing
Sky Track Sdn Bhd(6) (disposed)	-	-	100	-	#	Malaysia	Trading in building materials
Ta-Ching Engineering Construction (Pte) Ltd(2)	100	100	100	#	#	Singapore	Marine and engineering contracting
Tamford International Ltd(6)	100	100	100	#	#	BVI/China	Trading in industrial goods
Ta-Shing Development Pte Ltd(6) (under liquidation)	100	100	100	#	#	Singapore	Marine contracting
Wilson Walton Eastern Pte Ltd(6) (disposed)	-	-	100	-	#	Singapore	Trading and contracting

	Gross Interest 2002 %	Effective Equity Interest 2002 %	Effective Equity Interest 2001 %	Cost of Investment 2002 $'000	Cost of Investment 2001 $'000	Country of Incorporation / Operation	Principal Activities
Wing Yong Engineering (Pte) Ltd(6) (under liquidation)	100	100	100	#	#	Singapore	Marine and engineering contracting
Zhangjiagang Pascoe Tekform Pre Engineered Building Co Ltd(5)	100	100	100	#	#	China	Roll forming and manufacturing of steel building products
Zhangjiagang Tamford Petrochemical Co Ltd(2a)	98	98	98	#	#	China	Supply and distribution of liquefied petroleum gas
Keppel Energy Pte Ltd (formerly Keppel FELS Energy Pte Ltd)(2)	100	100	100	225,914	#	Singapore	Investment holding
Corporacion Electrica Nicaraguense SA(2a)	100	100	100	#	#	Nicaragua	Commercial power generation
B.V. Power Ltd(6)	100	100	100	#	#	BVI/HK	Investment holding
Dawley Development Ltd(6)	100	100	100	#	#	BVI/HK	Investment holding
Energy Development Co Ltd(2a)	100	100	100	#	#	HK	Commercial power project development and investments
FELS Energy (Zunhua) Pte Ltd(2)	100	100	100	#	#	Singapore	Investment holding and management and construction of power projects
Keppel Electric Pte Ltd (formerly Keppel FELS Energy Supply Pte Ltd)(2)	100	100	100	#	#	Singapore	Investment holding and general wholesale trade
Keppel FELS Energy Holdings Inc(4)	100	100	100	#	#	Philippines	Investment holding
Keppel FELS Energy Inc(4)	100	100	100	#	#	Philippines	Dormant
Keppel FELS Energy Manila Inc(4)	100	100	100	#	#	Philippines	Dormant
Keppel FELS Power Pte Ltd(2)	100	100	100	#	#	Singapore	Management of power plant projects
Keppel Merlimau Cogen Pte Ltd (formerly Keppel FELS Utilities Pte Ltd)(2)	100	100	100	#	#	Singapore	Investment holding
Keppel Power Systems Pte Ltd(6) (strike off)	-	-	93+	-	1,782	Singapore	Strike off
KFS Oil Inc(6)	100	100	100	#	#	BVI/HK	Investment in onshore oil projects
Mid West Star Pte Ltd(2)	100	100	100	#	#	Singapore	Investment holding
Nordeste Generation Ltda(2a)	100	100	-	#	-	Brazil	Commercial power generation
Okachi Investments Ltd(6)	100	100	100	#	#	BVI/HK	Investment holding
Power Advent Holdings Limited(6)	100	100	100	#	#	BVI/HK	Investment holding
Wise Power Enterprise Ltd(2a)	100	100	100	#	#	HK	Commercial power project development and investment
Zunhua Xinli Energy Development Co Ltd(2a)	60	60	60	#	#	China	Commercial power generation

THE KEPPEL GROUP OF COMPANIES (Cont'd)

	Gross Interest	Effective Equity Interest		Cost of Investment		Country of Incorporation / Operation	Principal Activities
	2002	2002	2001	2002	2001		
	%	%	%	$'000	$'000		
Associates							
Asia Environment Development Inc(6)	49	49	29	#	#	CI/China	Waste management
GE Keppel Energy Services Pte Ltd(3)	50	50	50	#	#	Singapore	Precision engineering, repair, services and agencies
KP Equipment Services Inc(6) (disposed)	-	-	13	-	#	Philippines	Leasing of equipment
MKE Engineering Sdn Bhd (formerly Mechmar Keppel Engineering Sdn Bhd)(2a)	43	43	43	#	#	Malaysia	Manufacture of pressure vessels and fabricated steel products
SIP HK Chian Gas Co Ltd (5)	20	20	20	#	#	China	Supply and distribution of liquefied petroleum gas
Suzhou Industrial Park – Shell Gas Co Ltd(5)	20	20	20	#	#	China	Supply and distribution of liquefied petroleum gas
Jaya Far East Powerpak Ltd(5)	50	50	50	#	#	Pakistan	Commercial power generation
PROPERTY							
Subsidiaries							
Keppel Land Limited(3)	54	54	54	931,432	931,432	Singapore	Holding, management and investment company
Keppel Bay Pte Ltd	100+	86+	86+	626	626	Singapore	Property development
Keppel Philippines Properties Inc(4)	74+	50+	50+	493	475	Philippines	Property investment
Keppel Thai Properties Public Co Ltd (formerly Five Stars Property Public Co Ltd)(3a)	53	24	24	#	#	Thailand	Property development and investment
Acresvale Investment Pte Ltd(3)	100	54	54	#	#	Singapore	Property development and investment
Aintree Assets Ltd(6)	100	54	54	#	#	BVI/HK	Investment holding
Astek Pty Ltd(3a)	100	54	54	#	#	Australia	Financial services
Beijing Kingsley Property Development Co Ltd(n)(3a)	100	54	-	#	-	China	Property development
Bintan Bay Resort Pte Ltd(3)	90	49	49	#	#	Singapore	Investment holding
Boulevard Development Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Buena Homes Inc(3a)	100	51	51	#	#	Philippines	Investment holding
Bugis Junction Asset Management Pte Ltd(3)	57	31	31	#	#	Singapore	Investment holding
Bukit Timah Hill Development Pte Ltd(3)	100	54	54	#	#	Singapore	Property development
Capital Square Pte Ltd(6) (disposed)	-	-	38	-	#	Singapore	Property investment
Chengdu Hillwest Development Co Ltd(n)(3a)	100	54	-	#	-	China	Property development
Da Di Investment Pte Ltd(n)(3)	100	54	-	#	-	Singapore	Investment holding
Daysville Development Pte Ltd(3)	100	25	25	#	#	Singapore	Investment holding

	Gross Interest 2002 %	Effective Equity Interest 2002 %	2001 %	Cost of Investment 2002 $'000	2001 $'000	Country of Incorporation / Operation	Principal Activities
Denton Investment Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Double Peak Holdings Ltd(3a)	100	54	54	#	#	BVI/Singapore	Investment holding
Dovesdale Development Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Duit Investments Ltd(3a)	100	54	54	#	#	HK	Financial services
Earnwell Pte Ltd(3)	100	54	54	#	#	Singapore	Property investment
EFACS (Asia) Pte Ltd(3)	100	54	67	#	#	Singapore	Investment holding
Erskine Holdings Ltd(6)	70	38	38	#	#	BVI/HK	Investment holding
Evansville Investment Pte Ltd(3)	100	54	54	#	#	Singapore	Property development
Experre Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Fairfield Properties Pte Ltd(3)	82	44	44	#	#	Singapore	Dormant
Fernland Investment Pte Ltd(3)	55	63	63	#	#	Singapore	Investment holding
Flannigan Investment Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Floraville Estate Pte Ltd(3)	100	54	54	#	#	Singapore	Dormant
Glenville Estate Investment Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Goldstar Property Co Ltd(3a)	100	24	24	#	#	Thailand	Property development
Goodways Investment Pte Ltd(3)	60	32	32	#	#	Singapore	Investment holding
Greenfield Development Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Hampshire Pte Ltd(n)(3)	100	54	-	#	-	Singapore	Investment holding
Harvestland Development Pte Ltd(3)	100	54	54	#	#	Singapore	Property development and investment
Health Services Investment of Singapore Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Health Services Management of Singapore Pte Ltd(3)	100	54	54	#	#	Singapore	Health service management
High Point Development Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Hillsvale Resort Pte Ltd(3)	100	54	54	#	#	Singapore/ China	Property investment
Hillwest Pte Ltd(3)	100	54	67	#	#	Singapore	Property holding
Hospitality Sales Pte Ltd(3)	100	54	54	#	#	Singapore	Hotel and resort management
Hotel Procurement Pte Ltd(3)	100	54	54	#	#	Singapore	Hotel services
International Centre(2a)	79	50	50	#	#	Vietnam	Property investment
IPP Technology Pte Ltd(3)	100	54	54	#	#	Singapore	Dormant
Kep Corporation Incorporated(6)	100	54	54	#	#	CI/HK	Financial services
KeplandeHub Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Keppel Digihub Holdings Pte Ltd(3)	100	54	54	#	#	Singapore	Investment management and holding company

THE KEPPEL GROUP OF COMPANIES (Cont'd)

	Gross Interest	Effective Equity Interest		Cost of Investment		Country of Incorporation / Operation	Principal Activities
	2002	2002	2001	2002	2001		
	%	%	%	$'000	$'000		
Keppel Digihub Ltd(3)	100	54	54	#	#	Singapore	Property investment
Keppel Land (Hong Kong) Limited(5)	100	54	54	#	#	HK	Investment holding
Keppel Land (Indonesia) Pte Ltd(3)	100	54	54	#	#	Singapore	Investment, management and holding company
Keppel Land (Mayfair) Pte Ltd(3)	100	54	54	#	#	Singapore	Property development
Keppel Land (Palm Gardens) Pte Ltd(3)	100	54	54	#	#	Singapore	Property development
Keppel Land (Philippines) Pte Ltd(3)	100	54	54	#	#	Singapore	Investment, management and holding company
Keppel Land (Saigon Centre) Ltd(3a)	100	54	54	#	#	HK	Investment holding
Keppel Land (Shanghai) Management Co Ltd(3a)	100	54	54	#	#	China	Property services
Keppel Land (Tower D) Pte Ltd(3)	100	54	54	#	#	Singapore	Property development and investment
Keppel Land (UK) Pte Ltd(3)	100	54	54	#	#	Singapore	Dormant
Keppel Land (Villa Verde) Pte Ltd(3)	100	54	54	#	#	Singapore	Property development
Keppel Land Agtex Ltd(5)	60	32	32	#	#	Vietnam	Property development
Keppel Land Asia Pte Ltd(3)	100	54	54	#	#	Singapore	Dormant
Keppel Land China Holdings Pte Ltd (formerly Aldrich Investment Pte Ltd)(3)	100	54	54	#	#	Singapore	Investment holding
Keppel Land Construction Management Pte Ltd(3)	100	54	54	#	#	Singapore	Management services
Keppel Land Development Pty Ltd(3a)	100	54	54	#	#	Australia	Property development
Keppel Land Estate Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Keppel Land Fund Management Ltd(3)	100	54	54	#	#	Singapore	Fund management
Keppel Land International Ltd(3)	100	54	54	#	#	Singapore	Property services
Keppel Land Investment Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Keppel Land Properties Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Keppel Land Pty Ltd(3a)	100	54	54	#	#	Australia	Investment holding
Keppel Land Realty Pte Ltd(3)	100	54	54	#	#	Singapore	Property development and investment
Keppel Land Sdn Bhd(3a)	100	54	54	#	#	Malaysia	Property services
Keppel Land Vietnam Properties Pte Ltd (formerly Gransdale Investment Pte Ltd)(3)	100	54	54	#	#	Singapore	Investment holding

	Gross Interest	Effective Equity Interest		Cost of Investment		Country of Incorporation / Operation	Principal Activities
	2002	2002	2001	2002	2001		
	%	%	%	$'000	$'000		
Keppel Land Watco I Co Ltd(3a)	68	37	37	#	#	Vietnam	Property development and investment
Kingsley Investment Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Le Vision Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Mansfield & Company Pte Ltd(3)	100	54	54	#	#	Singapore	Dormant
Mansfield Developments Pte Ltd(3)	100	54	54	#	#	Singapore	Property development
Mansfield Investments Pte Ltd(3)	100	54	54	#	#	Singapore	Dormant
Mansfield Realty Limited(3)	100	54	54	#	#	Singapore	Property investment
Meadowsville Investment Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Merryfield Investment Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Montfort Development Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Ocean & Capital Properties Pte Ltd(3)	85	46	46	#	#	Singapore	Property development
Ocean Properties Pte Ltd(3)	76	41	41	#	#	Singapore	Property investment
Oceandale Investment Pte Ltd(3)	100	54	54	#	#	Singapore	Management and consultancy services
OIL (Asia) Pte Ltd(3)	100	54	54	#	#	Singapore	Financial services
Palmsville Investment Pte Ltd(3)	84	47	47	#	#	Singapore	Investment holding
Pasir Panjang Realty Pte Ltd(3)	100	54	54	#	#	Singapore	Property investment
Pembury Properties Ltd(3a)	100	54	54	#	#	BVI/Singapore	Investment holding
Prestige Landmark Pte Ltd(3)	51	28	28	#	#	Singapore	Investment holding
Pride Properties Sdn Bhd(3a)	100	54	54	#	#	Malaysia	Dormant
PT Kepindo Properti(3a)	100	54	54	#	#	Indonesia	Property services
PT Kepland Investama(3a)	100	54	54	#	#	Indonesia	Property investment and development
PT Keppel Land(3a)	100	54	54	#	#	Indonesia	Property services and development investments
PT Nongsa Point Marina(5)	56	48	48	#	#	Indonesia	Management of marinas
PT Ria Bintan(3a)	100	25	25	#	#	Indonesia	Property development
PT Sedona Hotels Indonesia(3a)	100	54	54	#	#	Indonesia	Hotel and resort management
PT Sentral Supel Perkasa(3a)	80	43	43	#	#	Indonesia	Property development and investment
PT Sentral Tanjungan Perkasa(3a)	80	43	43	#	#	Indonesia	Property development
PT Straits-CM Village(3a)	85	21	21	#	#	Indonesia	Hotel ownership and operations
QAF-OIL (Hong Kong) Ltd(5)	51	28	28	#	#	HK	Dormant
Quang Ba Royal Park JV Co(5)	70	33	33	#	#	Vietnam	Property investment

THE KEPPEL GROUP OF COMPANIES (Cont'd)

	Gross Interest 2002 %	Effective Equity Interest 2002 %	Effective Equity Interest 2001 %	Cost of Investment 2002 $'000	Cost of Investment 2001 $'000	Country of Incorporation / Operation	Principal Activities
Red Vibrant Investments Ltd(n)(6)	100	54	-	#	-	BVI/Singapore	Investment holding
Rosedale Properties Pte Ltd(3)	100+	67+	67+	225	225	Singapore	Investment holding
Saigon Centre Holdings Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Saigon Centre Investment Ltd(3a)	100	54	54	#	#	BVI/HK	Investment holding
Sedona Clubs and Resorts International Pte Ltd(3)	100	54	54	#	#	Singapore	Club management
Sedona Hotels International Pte Ltd(3)	100	54	54	#	#	Singapore	Hotel and resort management
Semtec Construction Pte Ltd(3)	63	40	40	#	#	Singapore	Building, retrofitting and construction
Shanghai Floraville Land Co Ltd(3a)	99	53	53	#	#	China	Property development
Shanghai Merryfield Land Co Ltd(3a)	99	53	53	#	#	China	Property development
Shanghai Pasir Panjang Land Co Ltd(3a)	99	53	53	#	#	China	Property development
Shankerville Ltd(n)(6)	100	54	-	#	-	BVI/Japan	Investment holding
Sherwood Development Pte Ltd(3)	100	54	54	#	#	Singapore	Property development
Silkland Investment Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Smooth Sail Investments Ltd(6)	100	54	54	#	#	BVI/Indonesia	Investment holding
Spring City Resort Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Starville Investment Pte Ltd(3)	100	67	67	#	#	Singapore/ Australia	Property investment
Steadfast Development Pte Ltd(3)	65	19	19	#	#	Singapore	Property development
Straits (USA) Inc(3)	100	54	54	#	#	USA	Investment holding
Straits Greenfield Ltd(3a)	100	54	54	#	#	Myanmar	Hotel ownership and operations
Straits Investments Ltd(5)	100	54	54	#	#	HK	Investment holding
Straits Mansfield Property Marketing Pte Ltd(3)	100	54	54	#	#	Singapore	Provision of marketing services
Straits Properties (Bayswater) Pty Ltd(3a)	100	54	54	#	#	Australia	Property investment
Straits Properties Ltd(3)	100	54	54	#	#	Singapore	Investment holding and property management
Straits Property Investments Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Straits Property Management Pte Ltd(3)	100	54	54	#	#	Singapore	Property management and estate agency services
Straits Realty (Texas) Inc(3)	100	54	54	#	#	USA	Investment holding
Straits Steamship Retail Management Pte Ltd(3)	100	54	54	#	#	Singapore	Management of retail centres

	Gross Interest	Effective Equity Interest		Cost of Investment		Country of Incorporation / Operation	Principal Activities
	2002	2002	2001	2002	2001		
	%	%	%	$'000	$'000		
Straits-CM Village Hotel Pte Ltd(3)	85	21	21	#	#	Singapore	Property investment
Straits-KMP (HK) Ltd(3a)	51	28	28	#	#	HK	Investment holding
Straits-KMP Resort Development Pte Ltd(3)	51	25	25	#	#	Singapore	Investment holding
Sunlake Development Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Swansville Investment Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Tat Chuan Development Pte Ltd(3)	100	54	54	#	#	Singapore	Property development
Thai-Karni Co Ltd(3a)	100	24	24	#	#	Thailand	Production of granite for building decoration
Top Property Co Ltd(3a)	100	24	24	#	#	Thailand	Property development
Toshmatic Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Transport & Storage Pte Ltd(3)	90	49	49	#	#	Singapore	Dormant
Ultimore Development Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Utayan Thani Co Ltd(3a)	49	26	26	#	#	Thailand	Investment holding
Valour Investment Pte Ltd(3)	100	54	54	#	#	Singapore/UK	Property investment
Vanese International Ltd(6)	70	38	38	#	#	BVI/HK	Investment holding
Ventek International Ltd(3a)	100	54	54	#	#	HK	Investment holding
Virginia Developments Pte Ltd(6) (strike off)	-	-	76+	-	12,740	Singapore	Strike off
Vobster Properties Ltd(6)	100	54	54	#	#	BVI/Indonesia	Investment holding
Waterfront Properties Pte Ltd(3)	50	27	27	#	#	Singapore	Property development
Waterville Investment Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Wellmade Land Sdn Bhd(3a)	100	54	54	#	#	Malaysia	Dormant
Willowville Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Wiseland Investment Myanmar Ltd(3a)	100	54	54	#	#	Myanmar	Hotel ownership and operations
Wiseland Investment Pte Ltd(3)	100	54	54	#	#	Singapore	Investment holding
Wisely Pte Ltd (formerly Wisely Consultancy Pte Ltd)(3)	100	54	54	#	#	Singapore	Investment holding
Brightway Property Pte Ltd(2)	100	100	100	#	#	Singapore	Property investment
FELS (USA) Inc(6)	100	100	100	#	#	USA	Investment holding
FELS Baku Ltd(5)	100	100	100	#	#	Azerbaijan	Property investment
FELS Property Holdings Pte Ltd(2)	100	100	74	70,214	#	Singapore	Investment holding
FELS Realty (Texas) Inc(6)	100	100	100	#	#	USA	Property investment
FELS SES International Pte Ltd(2)	85+	81+	81+	7	7	Singapore	Investment holding
Goodways Property Pte Ltd(2)	100	100	100	#	#	Singapore	Property investment
Grandlands Properties Pte Ltd(2)	100	100	100	#	#	Singapore	Property investment

THE KEPPEL GROUP OF COMPANIES (Cont'd)

	Gross Interest	Effective Equity Interest		Cost of Investment		Country of Incorporation / Operation	Principal Activities
	2002	2002	2001	2002	2001		
	%	%	%	$'000	$'000		
Keppel FELS Azerbaijan Pte Ltd(2)	100	100	100	#	#	Singapore	Investment holding
Petro Tower Ltd(2a)	76	61	61	#	#	Vietnam	Property investment
Atlantic Marina Services (Asia-Pacific) Pte Ltd	100+	91+	91+	-	-	Singapore	Property investment
Creek & Cove Properties Pte Ltd	100	100	100	-	-	Singapore	Property development
Esqin Pte Ltd	100	100	100	11,001	11,001	Singapore	Investment holding
Keplands Enterprise (Pte) Ltd	100	100	100	-	-	Singapore	Property investment
Keppel (USA) Inc(6)	100	100	100	12,135	12,135	USA	Investment holding
Keppel Arizona Land Corporation(5)	100	100	100	#	#	USA	Property owner
Keppel Harbour Redevelopment Ltd	100	100	100	1	1	Singapore	Investment holding
Keppel Houston Group(6)	100	86	86	#	#	USA	Property investment
Keppel Kunming Resort Limited(5)	100	100	100	3	2	HK	Property investment
Keppel Marina Holdings Pte Ltd	100+	86+	86+	-	-	Singapore	Investment holding
Keppel Marina Pte Ltd	100	86	86	#	#	Singapore	Management of marinas
Keppel Point Pte Ltd	100+	86+	86+	122,785	122,785	Singapore	Property development and investment
Keppel Realty (Texas) Inc(6)	100	100	100	#	#	USA	Property investment
KPSI Property Inc(4)	100	47	47	#	#	Philippines	Property owner
PT Atlantic Marina Servisindo(2a)	100	91	91	#	#	Indonesia	Property development services
Singmarine (USA) Inc(6)	100	100	100	#	#	USA	Investment holding
Singmarine Land Corporation(6)	100	100	100	#	#	USA	Property owner
Singmarine Realty (Texas) Inc(6)	100	100	100	#	#	USA	Property investment
Waterfront Investment Pte Ltd	100	86	86	#	#	Singapore	Investment holding
Associates							
Asia Real Estate Fund Management Ltd(3)	50	27	27	#	#	Singapore	Fund management
Bugis City Holdings Pte Ltd(3)	31	17	17	#	#	Singapore	Property investment
China-Singapore International Pte Ltd (under liquidation)	20	11	11	#	#	Singapore	Investment holding
Consort Land Inc(2a)	30+	19+	17+	54	54	Philippines	Property owner
DL Properties Ltd(3)	35	19	19	#	#	Singapore	Property investment
Dragon Land Ltd(3)	25	14	14	#	#	Singapore	Property investment and development
EM Services Pte Ltd	25	13	13	#	#	Singapore	Property management
Goodwealth Realty Development Corporation(4)	40	19	19	#	#	Philippines	Property owner

	Gross Interest 2002 %	Effective Equity Interest 2002 %	Effective Equity Interest 2001 %	Cost of Investment 2002 $'000	Cost of Investment 2001 $'000	Country of Incorporation / Operation	Principal Activities
Harbourfront One Pte Ltd	39	34	34	#	#	Singapore	Property development
Harbourfront Three Pte Ltd	39	34	34	#	#	Singapore	Property development
Harbourfront Two Pte Ltd	39	34	34	#	#	Singapore	Property development
Hotforge Energy Services Pte Ltd(3)	50	27	27	#	#	Singapore	Dormant
Jernih Rezeki Sdn Bhd(3a)	49	26	26	#	#	Malaysia	Property development
Kingsdale Development Pte Ltd(3)	50	27	27	#	#	Singapore	Investment holding
Malaysia Mokes Sdn Bhd(5)	49	26	26	#	#	Malaysia	Dormant
One Raffles Quay Pte Ltd (formerly One Marina Boulevard Pte Ltd)(3)	33	18	18	#	#	Singapore	Property development
Opon Realty and Development Corporation(4)	40	20	20	#	#	Philippines	Property owner
Opon Ventures Inc(4)	40	32	32	#	#	Philippines	Investment holding
Opon-KE Construction & Development Inc(4) (liquidated)	-	-	52	-	#	Philippines	Liquidated
Opon-KE Properties Inc(4)	40	72	72	#	#	Philippines	Property development
Parksville Development Pte Ltd(3)	50	27	27	#	#	Singapore	Property investment
PT Pantai Indah Tateli(3a)	50	27	27	#	#	Indonesia	Property development
PT Pulomas Gemala Misori(3a)	25	14	14	#	#	Indonesia	Property development
PT Purimas Straits Resort(3a)	25	14	14	#	#	Indonesia	Development of holiday resort
PT Purosani Sri Persada(3a)	20	11	11	#	#	Indonesia	Property investment
QAF-OIL (Thailand) Ltd(3a)	24	13	13	#	#	Thailand	Dormant
Renown Property Holdings (M) Sdn Bhd(3a)	40	22	22	#	#	Malaysia	Property investment
SAFE Enterprises Pte Ltd(5)	25	14	14	#	#	Singapore	Investment holding
Sedona Hotel Bintan Management Pte Ltd(5)	49	26	26	#	#	Singapore/ Indonesia	Hotel management
Semtec-Syntech Pte Ltd(3)	32	17	17	#	#	Singapore	Construction
Singapore Suzhou Industrial Holdings Pte Ltd(5)	25	14	14	#	#	Singapore	Investment holding
Sing-Mas Investment Pte Ltd(5)	30	16	16	#	#	Singapore	Investment holding
SM Keppel Land Inc(4)	40	27	27	#	#	Philippines	Property investment and development
Straits Parco Retail Management Pte Ltd	33	18	18	#	#	Singapore	Investment holding
Straits-TCG Systems Automation Pte Ltd(3)	50	27	27	#	#	Singapore	Dormant
Suzhou Property Development Pte Ltd(5)	25	14	14	#	#	Singapore	Investment holding

THE KEPPEL GROUP OF COMPANIES (Cont'd)

	Gross Interest	Effective Equity Interest		Cost of Investment		Country of Incorporation / Operation	Principal Activities
	2002	2002	2001	2002	2001		
	%	%	%	$'000	$'000		
Tenantworld Pte Ltd(5)	25	14	14	#	#	Singapore	E-exchange and collaboration hub
Tropical Garden NV(5)	25	14	14	#	#	Netherlands Antilles/HK	Investment holding
Vietcombank Tower 198 Ltd(5)	30	30	30	#	#	Vietnam	Property investment
INVESTMENTS							
Subsidiaries							
Keppel Telecommunications & Transportation Ltd(3)	81+	81+	67+	347,106	347,106	Singapore	Investment, management and holding company
Affinity Communications Inc(6) (disposed)	-	-	47	-	#	USA	Investment holding
Affinity Communications Pte Ltd(6) (disposed)	-	-	47	-	#	Singapore	Computer system and software development
Affinity Labs Pte Ltd(6) (disposed)	-	-	47	-	#	Singapore	Computer system and software development
Affinity Systems Ltd(6) (disposed)	-	-	47	-	#	HK	Computer system and software development
Affinity Systems Pte Ltd(6) (disposed)	-	-	47	-	#	Singapore	Computer system and software development
Affinity Systems Sdn Bhd(6) (disposed)	-	-	47	-	#	Malaysia	Computer system and software development
Apsilon Technologies Pte Ltd(3)	100	81	67	#	#	Singapore	Consultancy and solutions provider
Apsilon Ventures Pte Ltd(3)	100	81	67	#	#	Singapore	Investment holding
CallBiz (Asia Pacific) Pte Ltd(3)	100	81	67	#	#	Singapore	Investment holding
CallBiz (M) Sdn Bhd(5)	100	81	67	#	#	Malaysia	Call centre and database management
Computer Generated Solutions (Asia) Pte Ltd(3a)	50	41	41	#	#	Singapore	Dormant
Data One Corporation Pte Ltd(3)	80	65	40	#	#	Singapore	Investment holding
Data Resource Centre Asia Pte Ltd(3)	100	81	67	#	#	Singapore	Dormant
DataOne (Asia) Pte Ltd(3)	80	65	40	#	#	Singapore	Internet data centre and service provider
DataOne Asia (Malaysia) Sdn Bhd(6) (disposed)	-	-	40	-	#	Malaysia	Internet data centre and service provider
DataOne Asia (Philippines) Inc (formerly DataOne Center Asia Inc)(6) (disposed)	-	-	40	-	#	Philippines	Internet data centre and service provider
Floven Communications Pte Ltd(3)	100	81	34	#	#	Singapore	Investment holding
Folec Communications Lanka (Pte) Ltd(3a)	60	49	40	#	#	Sri Lanka	Marketing, installation and maintenance of communications systems

	Gross Interest	Effective Equity Interest		Cost of Investment		Country of Incorporation / Operation	Principal Activities
	2002	2002	2001	2002	2001		
	%	%	%	$'000	$'000		
Folec Communications Vietnam Ltd(3a)	70	57	47	#	#	Vietnam	Marketing, installation and maintenance of communications systems
Folec Holdings (M) Sdn Bhd(3a)	100	81	67	#	#	Malaysia	Investment holding
Global Space Investments Ltd(3a)	100	81	67	#	#	HK	Investment holding
Harmony Telecommunications Pte Ltd(3)	80	65	40	#	#	Singapore	Telecommunications systems and services
Huichen-Folec (TJ) Telecommunication and Information Co Ltd(5)	95	77	64	#	#	China	Trading in communications systems and accessories
Ixccess Pte Ltd(3)	100	81	67	#	#	Singapore	Dormant
Ji Xin Wang Communication Equipment (Beijing) Co Ltd(6) (disposed)	-	-	40	-	#	China	Trading in communications systems and accessories
Kapal Management (Pte) Ltd(3)	100	81	67	#	#	Singapore	Ship management
Keppel IHT (BVI) Ltd (6)	100	81	67	#	#	BVI/HK	Venture capital investment
Keppel IHT Investment Ltd (6)	100	81	67	#	#	BVI/HK	Venture capital investment
Keppel Logistic (M) Sdn Bhd(5)	100	81	67	#	#	Malaysia	Warehousing and distributing
Keppel Logistics (Foshan) Ltd(5)	70	57	47	#	#	China	Shipping operations, warehousing and distribution
Keppel Logistics (Hong Kong) Ltd(5)	70	57	47	#	#	HK	Freight forwarding and shipping agencies
Keppel Logistics Pte Ltd(3)	100	81	67	#	#	Singapore	Warehousing and distribution
Keppel T&T Venture Capital Pte Ltd(3)	100	81	67	#	#	Singapore	Venture capital investment
Keppel Telecoms Pte Ltd(3)	100	81	67	#	#	Singapore	Telecommunications services and investment holding
Mansfield Container Shipping Pte Ltd(3)	100	81	67	#	#	Singapore	Shipping agencies
Montana Management Services Pte Ltd(3)	100	81	67	#	#	Singapore	Investment holding
Netrust Pte Ltd(3)	51	41	34	#	#	Singapore	Provision of certification, authentication and verification services for digital and electronic transactions
Orchid (Holdings) Pte Ltd(3)	100	81	67	#	#	Singapore	Shipowning and chartering
Skyplanet Shipping Ltd(3a)	100	81	67	#	#	HK	Investment holding
Steamers (HK) Limited(3)	100	81	67	#	#	HK	Investment holding
Steamers Containerships Holdings Pte Ltd(3)	100+	92+	87+	24,949	21,689	Singapore	Investment holding
Steamers Faith Shipping Pte Ltd(3)	100	81	67	#	#	Singapore	Shipowning and chartering

THE KEPPEL GROUP OF COMPANIES (Cont'd)

	Gross Interest	Effective Equity Interest		Cost of Investment		Country of Incorporation / Operation	Principal Activities
	2002	2002	2001	2002	2001		
	%	%	%	$'000	$'000		
Steamers Feederships (99) Pte Ltd(3)	100	81	67	#	#	Singapore	Shipping operations
Steamers Fortune Shipping Pte Ltd(6) (liquidated)	-	-	87	-	#	Singapore	Liquidated
Steamers Future Shipping Pte Ltd(3)	100	92	87	#	#	Singapore	Shipowning and chartering
Steamers Perak Shipping Pte Ltd(3)	100	92	87	#	#	Singapore	Shipowning and chartering
Steamers Rajah Brooke Shipping Pte Ltd(3)	100	92	87	#	#	Singapore	Shipowning and chartering
Straits Container Line Pte Ltd(3)	100	81	67	#	#	Singapore	Dormant
Straits Shipping Pte Ltd(3)	100	81	67	#	#	Singapore	Dormant
Transware Distribution Services Pte Ltd(3)	50	41	34	#	#	Singapore	Warehousing and distribution
Vengeline Pte Ltd(3)	100	81	67	#	#	Singapore	Investment holding
Singapore Petroleum Company Limited	77	77	77	#	#	Singapore	Petroleum refining, marketing, distribution and trading of crude oil and petroleum products
Singapore Petroleum (China) Pte Ltd	100	77	77	#	#	Singapore	Investment holding
Singapore Petroleum Company (Hong Kong) Ltd(1a)	100	77	77	#	#	HK	Trading in petroleum products
Singapore Petroleum Dovechem Pte Ltd	60	46	46	#	#	Singapore	Provision of administrative support services to the affiliates of its shareholders
Singapore Petroleum Trading Company Limited(1a)	100	77	77	#	#	HK	Trading in crude oil and petroleum products
Singapore Petroleum Upstream Company Pte Ltd	100	77	77	#	#	Singapore	Dormant
Singapore Petroleum Venture Pte Ltd	100	77	77	#	#	Singapore	Investment holding
SPC Indo-Pipeline Co Ltd(6)	100	77	-	#	-	BVI/Singapore	Investment holding
SPC Kakap Ltd(6)	100	77	77	#	#	BVI/ Indonesia	Exploration, development and production of crude oil and natural gas
SPC Production Company Ltd(6)	100	77	77	#	#	BVI/Singapore	Investment holding
SPC Shipping Company Ltd(1a)	100	77	77	#	#	HK	Chartering and re-chartering of vessels for oil transportation
Keppel Philippines Holdings Inc(4)	47+	47+	47+	-	-	Philippines	Investment holding
ABS Holdings Limited	100	100	100	5,996	5,996	Singapore	Investment holding
Air Services International LLC(5)	100	100	100	#	#	USA	Helicopter repair and services
Aviation Investment Pte Ltd(2)	100+	100+	100+	-	-	Singapore	Investment holding
Cavendish Assets Ltd(6) (liquidated)	-	-	100	-	#	BVI/HK	Liquidated

	Gross Interest 2002 %	Effective Equity Interest 2002 %	Effective Equity Interest 2001 %	Cost of Investment 2002 $'000	Cost of Investment 2001 $'000	Country of Incorporation / Operation	Principal Activities
CSRI Investment Corporation(5)	100	50	50	#	#	Philippines	Investment holding
Goodways Shipping Pte Ltd	100	100	100	13,000	13,000	Singapore	Investment holding
k1 eBiz Holdings Pte Ltd	100	100	100	1,814	4,814	Singapore	Investment holding
Kep Holdings Ltd(6)	100	100	100	#	#	BVI/HK	Investment company
Kephinance Investment (Mauritius) Pte Ltd(1a)	100	100	100	#	#	Mauritius/HK	Investment holding
Kephinance Investment Pte Ltd	100	100	100	90,000	90,000	Singapore	Investment holding
Kepindia Investment Pte Ltd	100	100	100	-	-	Singapore	Investment holding
Kepinvest Holdings Ltd(6) (liquidated)	-	-	100	-	#	BVI/HK	Liquidated
Kepital Holdings Pte Ltd	100	100	100	236,672	236,672	Singapore	Investment holding
Kepital Insurance Ltd(2a)	100	100	100	#	#	Bermuda	Insurance services
Kepital Management Limited(5)	100	100	100	#	#	HK	Investment company
Kepmount Shipping (Pte) Ltd	100	100	100	4,000	4,000	Singapore	Investment holding
Keppel Asia Ltd(5)	100	100	100	#	#	HK	Investment holding
Keppel Aviation Services Pte Ltd(2)	100+	100+	100+	420	420	Singapore	Investment holding
Keppel Bank Philippines Inc(4)	68	57	57	#	#	Philippines	Savings bank
Keppel FELS Invest (HK) Ltd(5)	100	100	100	#	#	HK	Investment holding
Keppel Industries (HK) Ltd(5)	100	100	100	-	-	HK	Investment holding
Keppel Investment Hong Kong Limited(5)	100	100	100	#	#	HK	Investment company
Keppel Investment Ltd	100	100	100	#	#	Singapore	Investment company
Keppel IVI Investments Inc(5)	78	65	65	#	#	Philippines	Investment banking
Keppel Markem Ltd	100	100	100	30,013	30,013	Singapore	Investment holding
Keppel Oil & Gas Services Pte Ltd(2)	100	100	100	316,609	#	Singapore	Investment holding
Keppel Securities Philippines Inc(4)	58+	58+	58+	-	-	Philippines	Stockbroking
Keppel Shing Loong Investments Pte Ltd	100	100	100	21,110	21,110	Singapore	Investment holding
Keppel Vietnam Investment Pte Ltd(6) (strike off)	-	-	85+	-	604	Singapore	Strike off
Kepventure Inc(4)	87	87	87	-	-	Philippines	Investment holding
Kepventure Pte Ltd	100	100	100+	76,160	28,398	Singapore	Venture capital investment
Kepwealth Inc(4)	100+	98+	98+	-	-	Philippines	Investment holding
KI Investments (HK) Ltd(5)	100	100	100	#	#	HK	Investment company

THE KEPPEL GROUP OF COMPANIES (Cont'd)

	Gross Interest	Effective Equity Interest		Cost of Investment		Country of Incorporation / Operation	Principal Activities
	2002 %	2002 %	2001 %	2002 $'000	2001 $'000		
KM Management Pte Ltd(6) (strike off)	-	-	100	-	250	Singapore	Strike off
KV Management Pte Ltd	100	100	100	250	250	Singapore	Fund management
MIL-I Precision International Pte Ltd(2)	100	100	100	#	#	Singapore	Investment holding
Primero Investments Pte Ltd (formerly Keppel Harbour Bay View Pte Ltd)	100	100	100	#	#	Singapore	Investment holding
Resort Cruises (S) Pte Ltd(2)	51	51	51	-	-	Singapore	Dormant
Singmarine America Holdings Inc(6)	100	100	89	#	#	USA	Investment holding
TradeOneAsia Holdings Pte Ltd (formerly TradeOneAsia.com Holdings Pte Ltd)	100	74	73	#	#	Singapore	Investment holding
TradeOneAsia Pte Ltd (formerly TradeOneAsia.com Pte Ltd)	77	74	73	#	#	Singapore	Develop and operate business to business portal offering procurement and online purchasing solutions
Travelmore Pte Ltd	100	100	100	265	265	Singapore	Travel agency
Waterfront Development Consultants Pte Ltd	100	100	100	#	#	Singapore	Investment holding
Associates							
MobileOne Ltd (formerly MobileOne (Asia) Pte Ltd)(3)	14	11	23	#	#	Singapore	Telecommunications services
Advanced Research Group Co Ltd(3a)	45	37	30	#	#	Thailand	IT publication and business information
Anew Corporation Ltd(3a)	40	32	27	#	#	Thailand	Internet service provider
ASP1 (Asia) Pte Ltd(5)	29	24	19	#	#	Singapore	Application services provider
CAI Investments LLC(6)	15	12	12	#	#	USA	Investment holding
DataOne Asia (Thailand) Co Ltd(3a)(disposed)	-	-	19	-	#	Thailand	Internet data centre and service provider
Infocom Lanka Limited(3a)	49	40	33	#	#	Sri Lanka	Telecommunications system and services
Keppel-SPH Investment Pte Ltd(3) (disposed)	-	-	34	-	#	Singapore	Investment holding
KSAT Satellite Networks Inc(3a)	37	30	25	#	#	Canada	Investment holding
Platinum Venture Capital (Cayman) Management Ltd(3a)	50	41	34	#	#	CI/Israel	Fund management
Transware Logistics (Pvt) Ltd(3a)	25	20	17	#	#	Sri Lanka	Warehousing and distribution
FST Aviation Services Ltd(1a)	25	19	19	#	#	HK	Provision of warehousing, transporting and inspection services of aviation petroleum products

	Gross Interest	Effective Equity Interest		Cost of Investment		Country of Incorporation / Operation	Principal Activities
	2002	2002	2001	2002	2001		
	%	%	%	$'000	$'000		
ItalSing Petroleum Company Pte Ltd(2)	50	39	39	#	#	Singapore	Manufacturing and blending of lubricants
Jiangmen City Sinjiang Gas Co Ltd(5)	50	39	39	#	#	China	Processing, distributing and marketing of liquefied petroleum gas and lubricants
Petmal Oil Corporation Sdn Bhd(5)	40	31	31	#	#	Malaysia	Marketing and distribution of petroleum products
Singapore Carbon Dioxide Company Pte Ltd(3)	50	39	39	#	#	Singapore	Sale of carbon dioxide products
Singapore Refining Company Pte Ltd(3)	33	26	26	#	#	Singapore	Refining of crude oil
Tiger Oil Corporation(5)	40	31	31	#	#	Korea	Retailing of petroleum products
k1 Ventures Limited(2)	41	41	41+	#	109,506	Singapore	Venture capital investment
Abbeville Investment Pte Ltd	50	50	50	#	#	Singapore	Venture capital investment
Elang EPS Pte Ltd	20	20	20	#	#	Singapore	Owning and chartering of ships and specialised marine equipment
Emerging Markets Capital Holdings Inc(5)	53	59	59	#	#	Philippines	Venture fund investment
Goodstart Properties Inc(4)	40	24	20	#	#	Philippines	Investment holding
Goodwealth Ventures Inc(4)	40	19	19	#	#	Philippines	Investment holding
IVI Advisors and Managers Inc(5)	40	79	79	#	#	Philippines	Fund management company
Keppel First Eastern Holdings Ltd(5)	50	50	50	#	#	BVI/HK	Investment holding
Keppel Insurance Pte Ltd(3)	20	20	20	#	#	Singapore	General and life insurance
Keppel IVI Capital Inc(4)	30	30	30	#	#	Philippines	Investment holding
KMP Engineering Inc(4)	47	28	28	#	#	Philippines	Steel fabrication
KP Automation Inc(6) (disposed)	-	-	12	-	#	Philippines	Installation and servicing of engineering equipment
KP Capital Inc(4)	40	30	30	#	#	Philippines	Investment holding
KP Finance Inc(4)	40	49	48	#	#	Philippines	Investment holding
The Vietnam Investment Fund (Singapore) Limited	23	23	23	#	#	Singapore	Venture fund investment
Total							
Subsidiaries				**3,511,300**	**2,968,922**		
Associates				**3,074**	**112,580**		

THE KEPPEL GROUP OF COMPANIES (Cont'd)

Notes:

(i) All the companies are audited by PricewaterhouseCoopers, Singapore except for the following:
(1a) Audited by overseas practice of PricewaterhouseCoopers;
(2) Audited by Deloitte & Touche, Singapore;
(2a) Audited by overseas practice of Deloitte Touche Tohmatsu;
(3) Audited by Ernst & Young, Singapore;
(3a) Audited by overseas practice of Ernst & Young;
(4) Audited by SyCip Gorres Velayo & Co, Philippines;
(5) Audited by other firms of auditors (not significant associated companies and foreign subsidiaries); and
(6) Not required to be audited by law in the country of incorporation and companies disposed, liquidated and struck off.

In accordance to Rule 716 of The Singapore Exchange Securities Trading Limited – Listing Rules, the Audit Committee and Board of Directors of the Company confirmed that they are satisfied that the appointment of different auditors for its subsidiaries and significant associated companies would not compromise the standard and effectiveness of the audit of the Company.

(ii) + The shareholdings of these companies are held jointly with other subsidiaries.

(iii) # The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.

(iv) (n) These companies were incorporated during the financial year.

(v) *The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.*

(vi) Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United Kingdom (UK)
Hong Kong (HK)	United States of America (USA)

STATEMENTS BY DIRECTOR

We, LIM CHEE ONN and TEO SOON HOE being two Directors of Keppel Corporation Limited, do hereby state that in the opinion of the Directors, the financial statements set out on pages 150 to 220 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group at 31 December 2002 and of the results of the business and changes in equity of the Company and of the Group, and cash flows of the Group for the financial year then ended, and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board



LIM CHEE ONN
Executive Chairman



TEO SOON HOE
Group Finance Director

Singapore, 28 March 2003

AUDITORS' REPORT

to the Members of Keppel Corporation Limited

We have audited the financial statements of Keppel Corporation Limited and the consolidated financial statements of the Group for the financial year ended 31 December 2002 set out on pages 150 to 220. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements and consolidated financial statements are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

(i) the state of affairs of the Company and of the Group at 31 December 2002 and the results and changes in equity of the Company and of the Group and the cash flows of the Group for the financial year ended on that date; and

(ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements of the Company and consolidated financial statements of the Group; and

(b) the accounting and other records, and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of all the subsidiaries of which we have not acted as auditors and the financial statements of subsidiaries of which an audit is not required by law in their countries of incorporation, being financial statements that have been included in the consolidated financial statements. The names of these subsidiaries are disclosed in Note 40 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.



PricewaterhouseCoopers
Certified Public Accountants

Singapore, 28 March 2003

INTERESTED PERSON TRANSACTIONS

During the financial year, the following interested person transactions were entered into by the Group:

Name of Interested Person	Aggregate value of all interested person transactions (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920 of SGX Listing Manual)		Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 of SGX Listing Manual (IPT mandate of listed subsidiaries)	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Transaction for the Sale of Goods and Services				
PSA Corporation Group	**25,128**	975	**797**	1,002
SembCorp Marine Group	**-**	-	**5,722**	6,171
Neptune Orient Lines Group	**720**	-	**6,200**	10,829
Capital Land Group	**11,844**	-	**-**	-
Singapore Airlines Group	**2,797**	2,595	**207,472**	213,431
Singapore Telecoms Group	**-**	-	**367**	2,195
Singapore Power/Power Seraya/Senoko Power/Tuas Power Group	**2,974**	-	**771**	182,487
SembCorp Industries Group	**5,072**	130	**51,365**	55,839
ST Engineering Group	**812**	375	**-**	-
SMRT Corporation Group	**1,097**	-	**-**	-
Transaction for the Purchase of Goods and Services				
PSA Corporation Group	**-**	-	**4,812**	4,991
SembCorp Marine Group	**-**	-	**161**	143
Singapore Telecoms Group	**100**	103	**-**	-
Singapore Power/Power Seraya/Senoko Power/Tuas Power Group	**1,413**	2,042	**-**	-
Temasek Holdings Group (other than the above)	**195**	171	**-**	-
Total Interested Person Transactions	**52,152**	6,391	**277,667**	477,088

Save for the interested person transactions disclosed above, there are no other material contracts entered into by the Company and its subsidiaries involving the interests of its chief executive officer, directors or controlling shareholders, which are either still subsisting at the end of the financial year or, if not then subsisting, entered into since the end of the previous financial year.

MAJOR PROPERTIES

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
INVESTMENT PROPERTIES					
SINGAPORE					
Ocean Properties Pte Ltd	41%	Ocean Building, Collyer Quay, Singapore	Land area: 6,109 sqm 29-storey office building	999 years leasehold (859 years unexpired)	Commercial office building with rentable area of 39,255 sqm
		Ocean Towers, Collyer Quay, Singapore	Land area: 2,781 sqm (on Ocean Building site) 27-storey office building	999 years leasehold (859 years unexpired)	Commercial office building with rentable area of 22,990 sqm
Keppel Land (Tower D) Pte Ltd	54%	Prudential Tower, Cecil Street & Church Street, Singapore	Land area: 1,998 sqm 30-storey office building	99 years leasehold (92 years unexpired)	Commercial office building with rentable area of 10,250 sqm (retained interest)
Mansfield Realty Limited	54%	Keppel Towers, Hoe Chiang Rd, Singapore	Land area: 7,760 sqm 27-storey office building	Freehold	Commercial office building with rentable area of 34,909 sqm
		GE Tower, Hoe Chiang Rd, Singapore	Land area: 1,367 sqm 13-storey office building	Freehold	Commercial office building with rentable area of 7,378 sqm
DL Properties Ltd	19%	Singapore Exchange, Cecil Street, Singapore	Land area: 2,345 sqm 28-storey office building	99 years leasehold (86 years unexpired)	Commercial office building with rentable area of 23,962 sqm
Bugis City Holdings Pte Ltd	17%	Bugis Junction, Singapore	Land area: 25,911 sqm	99 years leasehold (87 years unexpired)	Integrated office/retail/ hotel complex
Harbourfront One Pte Ltd	65%	Keppel Bay Tower, Singapore	Land area: 17,267 18-storey office building	99 years leasehold	Commercial office building with rentable area of 36,673 sqm
Harbourfront Two Pte Ltd	34%	Harbourfront Tower One, Singapore	Land area: 15,072 18-storey office building	99 years leasehold	Commercial office building with rentable area of 34,861 sqm
Parksville Development Pte Ltd	27%	Nassim Woods, Napier Road, Singapore	Land area: 5,775 sqm 35 units of condominium apartments	99 years leasehold (92 years unexpired)	Residential properties
Keppel Digihub Ltd	54%	Keppel Digihub Serangoon North Avenue 5, Singapore	Land area: 7,333 sqm 6-storey industrial building	30 years leasehold with option for another 30 years	Industrial properties
Brightway Property Pte Ltd	100%	Brightway Building, MacPherson Road, Singapore	Land area: 3,190 sqm 8-storey industrial building	Freehold	Warehousing and flatted factories with rentable area of 5,496 sqm
Grandlands Properties Pte Ltd	100%	Century Industrial Building, New Ind Road, Singapore	Land area: 3,980 sqm 4-storey industrial building	Freehold	Warehousing and flatted factories with rentable area of 7,160 sqm
CHINA					
Shanghai Sing Straits Land Co (owned by Sing-Mas Invesment Pte Ltd)	16%	Ocean Towers, Shanghai, China	Land area: 4,807 sqm	50 years lease	25-storey office tower with rentable area of 36,098 sqm
Kunming Yunxin Tourist Development Co (owned by Kingsdale Development)	22%	Spring City Golf & Lake Resort, Kunming, China	Land area: 2,670,000 sqm 203 units of resort homes and 2 golf course	50 years to 70 years lease	Integrated resort comprising golf courses, resort homes and resort facilities

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
INDONESIA					
PT Straits-CM Village	21%	Club Med Ria Bintan, Bintan, Indonesia	Land area: 202,000 sqm	30 years lease with option for another 50 years	A 302-room beachfront hotel
PT Ria Bintan	25%	Ria Bintan (Phase 1), Bintan, Indonesia	Land area: 1,465,000 sqm	30 years lease with option for another 50 years	A 27-hole golf course
SAFE Bintan Resort (owned by Keppel Land (HK) and SAFE Enterprises)	11%	Bintan Lagoon Resort, Bintan, Indonesia	Land area: 2,400,000 sqm	30 years lease with option for another 50 years	An integrated resort with 416-room hotel, bungalows/villas and golf courses
PT Purosani Sri Persada	11%	Melia Purosani Hotel, Yogyakarta, Indonesia	Land area: 18,189 sqm	20 years lease with option for another 20 years	A 296-room five-star hotel with retail outlets
PT Pulomas Gemala Misori	14%	Pasadenia Garden (Phase 1), Jakarta, Indonesia	147 units of strata-titled apartments, 50 units of rental apartments and a 2-storey clubhouse. 80 units of strata-titled apartments have been sold.	30 years lease with option for another 20 years	Residential apartments for sale and lease
PT Kepland Investama	54%	Wisma BCA, Jakarta, Indonesia	Land area: 10,444 sqm	20 years lease with option for another 20 years	A prime office development with rentable area of 37,534 sqm
THAILAND					
Keppel Thai Properties Public Co Ltd	24%	Jewellery Centre, Bangkok, Thailand	Land area: 5,866 sqm 34-storey strata titled commercial building. Retained interest in 19 strata units.	Freehold	Commercial office building with rentable area of 12,975 sqm (retained interest)
GoldStar Property Co Ltd	24%	Sukhaphiban 3 Mansion, Bangkok, Thailand	Land area: 4,440 sqm 19-storey strata residential apartment. Retained interest in 158 strata units.	Freehold	Residential apartment. (retained interest)
VIETNAM					
International Centre	50%	International Centre, Hanoi, Vietnam	Land area: 1,450 sqm 8-storey office building	45 years lease	Commercial office building with rentable area of 7,585 sqm
Quang Ba Royal Park JV Co	33%	Royal Park Complex, Hanoi, Vietnam	Land area: 28,400 sqm	50 years lease	155-units of serviced apartments and 20 villas
Keppel Land Watco I Co Ltd	37%	Saigon Centre (Phase 1 Tower), Ho Chi Minh City, Vietnam	Land area: 2,730 sqm 25-storey office, retail cum serviced apartments	50 years lease	Commercial building with rentable area of 10,263 sqm office, 6,265 sqm retail and 89 units of serviced apartments
Petro Tower Ltd	61%	Petro Vietnam Towers, Vung Tau, Vietnam	Land area: 6,191 sqm 10-storey office building	40 years lease	Commercial office building with rentable area of 12,465 sqm

MAJOR PROPERTIES (Cont'd)

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
OTHERS					
Keppel Land Development Pty Ltd	54%	Botanic Cove, Sydney, Australia	Land area: 35,460 sqm	Freehold	235-units of mixed townhouses / apartments with full facilities
FELS Baku Ltd	100%	Baku, Azerbaijan	Land area: 3,500 sqm and 6,905 sqm	Freehold	16-storey residential building and 4-storey serviced apartment building
Keppel Houston Group	86%	TCB Building, Houston,Texas, USA	Land area: 13,015 sqm 12-storey office building	Freehold	Commercial office building with rentable area of 26,858 sqm
Straits Greenfield Ltd	54%	Sedona Hotel Yangon, Myanmar	Land area: 31,889 sqm	30 years BOT with option for another three 5-year periods	334-room hotel, 32 serviced apartments and 30 office suites
Wiseland Investment Myanmar Ltd	54%	Sedona Hotel Mandalay, Myanmar	Land area: 16,467 sqm	30 years BOT	220-room hotel and 27 serviced apartments
COMPLETED PROPERTIES HELD FOR SALE					
SINGAPORE					
Waterfront Properties Pte Ltd	27%	Pebble Bay, Tanjong Rhu, Singapore	499 out of 510 units have been sold.	99 years leasehold	Condominium apartments
Tat Chuan Development Pte Ltd	54%	283 - 283G Pasir Panjang Road, Singapore	5 out of 8 units have been sold.	Freehold	3-storey semi-detached houses
Harvestland Development Pte Ltd	54%	Quartz Industrial Building, Aljunied Link, Singapore	37 out of 53 units have been sold.	Freehold	8-storey industrial building
Acresvale Investment Pte Ltd	54%	Orion Industrial Building, Paya Lebar Road, Singapore	43 out of 72 units have been sold.	Freehold	8-storey industrial building
MALAYSIA					
Tanah Sutera Development Sdn Bhd (owned by Renown Property)	10%	Taman Sutera, Skudai Johor, Malaysia	Land area: 565,618 sqm	Freehold	1,418-residential units and 103 shops/offices
Jernih Rezeki Sdn Bhd	26%	Taman Jernih, Bukit Mertajam (Phase 1,1A,2 & 2C) Penang, Malaysia	Land area: 93,616 sqm	Freehold	341-residential units

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
PROPERTIES UNDER DEVELOPMENT					
SINGAPORE					
Harbourfront Two Pte Ltd	34%	HarbourFront Tower Two, Singapore	Land area: 15,072 sqm	99 years leasehold	13-storey office building *(2003)
One Raffles Quay Pte Ltd	18%	One Raffles Quay Marina South, Singapore	Land area: 11,367 sqm	99 years leasehold	2 office towers *(2005)
Straits Properties Ltd	54%	Cluny Hill Redevelopment, Singapore	Land area: 28,214 sqm	Freehold	16 plots of good-class bungalows with customised design and build options. 6 plots have been sold.
Keppel Bay Pte Ltd	86%	Caribbean at Keppel Bay, Singapore	Land area: 97,534 sqm	99 years leasehold	969-units of waterfront condominium apartments *(2005)
Keppel Land Realty Pte Ltd	54%	Freesia Woods, Sunset Way, Singapore	Land area: 12,536 sqm	Freehold	129-units of condominium apartments *(2003)
	54%	Butterworth 8, Butterworth/Ipoh Lane Singapore	Land area: 10,082 sqm	Freehold	216-units of condominium apartments *(2004)
	54%	The Edgewater Jln Loyang Besar, Singapore	Land area: 4,332 sqm	Freehold	53-units of condominium apartments *(2004)
Sherwood Development Pte Ltd	54%	Amaranda Gardens Serangoon Ave 3, Singapore	Land area: 11,182 sqm	Freehold	189-units of condominium apartments *(2005)
Bukit Timah Hill Development Pte Ltd	54%	The Elysia 6 Mar Thoma Road, Singapore	Land area: 1,589 sqm	999 years lease	40-unit apartments development *(2006)
Evansville Investment Pte Ltd	54%	The Callista 22 Mar Thoma Road, Singapore	Land area: 3,608 sqm	999 years lease	87-unit apartments development *(2006)
CHINA					
Kunming Yunxin Tourist Development Co (owned by Kingsdale Development)	22%	Spring City Golf & Lake Resort Kunming, China	Land area: 5,000,000 sqm	70 years lease	Integrated resort comprising golf courses, resort homes and resort facilities. *(2010)
Shanghai Merryfield Land Co Ltd	53%	One Park Avenue Shanghai, China	Land area: 33,986 sqm	70 years lease	1,118-unit residential apartments development (Plot A). *(2007)
Shanghai Pasir Panjang Land Co Ltd	53%	Eight Park Avenue Shanghai, China	Land area: 33,432 sqm	70 years lease	1,078-unit residential apartments development (Plot B)
Shanghai Floraville Land Co Ltd	53%	Park Avenue Central Shanghai, China	Land area: 28,488 sqm	70 years lease	862-unit residential apartments development (Plot C)

MAJOR PROPERTIES (Cont'd)

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
Beijing Kingsley Property Development Co Ltd	54%	Beijing, China	Land area: 72,436 sqm	70 years lease	1,860-unit residential apartments development *(2006)
Chengdu Hillwest Development Co Ltd	54%	Chengdu, China	Land area: 40,906 sqm	70 years lease	1,200-unit residential apartments development *(2006)
INDONESIA					
PT Pantai Indah Tateli	27%	Hotel Sedona Manado, Manado, Indonesia	Land area: 243,083 sqm	30 years lease with option for another 20 years	247-room hotel *(2004 - Phase 1)
PT Ria Bintan	25%	Ria Bintan Resort, Bintan, Indonesia	Land area: 2,803,000 sqm	30 years lease with option for another 50 years	64 resort homes *(2005/2006 - Phase 2a)
PT Pulomas Gemala Misori	14%	Pasadenia Garden (Phase 2) Jakarta, Indonesia	Land area: 48,332 sqm	30 years lease with option for another 20 years	Residential development *(2005 - Phase 2)
PT Sentral Tanjungan Perkasa	43%	Galleria Tunjungan, Surabaya, Indonesia	Land area: 23,384 sqm	30 years lease with option for another 20 years	Retail/commercial complex *(2006 - Phase 1)
PT Sentral Supel Perkasa	43%	Wijaya Centre Site, Surabaya, Indonesia	Land area: 26,000 sqm	30 years lease with option for another 20 years	Retail/commercial complex *(2005/2006)
PT Purimas Straits Resort	14%	Tanah Lot Resort, Bali, Indonesia	Land area: 910,020 sqm	30 years lease with option for another 20 years	Integrated resort project incorporating resort bungalows, spa village and recreational facilities. *(2005/2006 - Phase 1)
MALAYSIA					
Tanah Sutera Development Sdn Bhd (owned by Renown Property)	10%	Taman Sutera, Skudai Johor, Malaysia	Land area: 4,301,969 sqm (total area)	Freehold	430-residential units and commercial development *(2003/2004)
Jernih Rezeki Sdn Bhd	26%	Taman Jernih, Bukit Mertajam Penang, Malaysia	Land area: 50,476 sqm	Freehold	174-unit residential development *(2003/2004)
THAILAND					
Thai Kami Co Ltd	24%	Samutprakarn, Thailand	Land area: 160,718 sqm	Freehold	360-unit detached houses *(2007)

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
VIETNAM					
Keppel Land Watco Co Ltd	37%	Saigon Centre (Phase 2 onwards) Ho Chi Minh City, Vietnam	Land area: 2,886 sqm	50 years lease	212-units of serviced apartments with retail podium. *(2005 - Phase 2)
Keppel Land Agtex Ltd	32%	Tamarind Park, Ho Chi Minh City, Vietnam	Land area: 2,808 sqm	45 years lease	173-units of serviced apartments *(2005)
Saigon Riviera JV Co	48%	Saigon Riviera, Ho Chi Minh City, Vietnam	Land area: 59,927 sqm	50 years lease	120 villas *(2006)
OTHERS					
Buena Homes Inc (Sandoval)	17%	Palmdale Heights, Pasig City, Philippines	Land area: 76,156 sqm	Freehold	6 residential blocks and 1 carpark building *(2003)
LANDBANK					
Mansfield Developments Pte Ltd (project partially owned)	28%	Avenue Park , Sixth Avenue, Singapore	Land area: 16,056 sqm	Freehold	Condominium development
Keppel Land Realty Pte Ltd	54%	The Linc, Lincoln Road, Singapore	Land area: 2,369 sqm	Freehold	Condominium development
		Pinnacles @ Wee Nam Wee Nam/Keng Lee Road, Singapore	Land area: 13,220 sqm	Freehold	Condominium development
		The Tresor 24 Duchess Road, Singapore	Land area: 7,479 sqm	999 years lease	Condominium development
		Naga Court, Singapore	Land area: 4,568 sqm	Freehold	Condominium development
Sherwood Development Pte Ltd	54%	Viewpoint Condo, Singapore	Land area: 7,553 sqm	Freehold	Condominium development
		Chen Yuan / Dragon Pearl / River Valley View, Singapore	Land area: 5,639 sqm	Freehold	Condominium development
Keppel Bay Pte Ltd	86%	Keppel Bay Plot 1,3,5 and 6, Singapore	Land area: 178,973 sqm	99 years lease	Waterfront condominium and marina development at Keppel Bay
Harbourfront Three Pte Ltd	34%	HarbourFront Avenue, Singapore	Land area: 29,245 sqm	99 years lease	Waterfront condominium development at HarbourFront Avenue
Tat Chuan Development Pte Ltd (joint venture)	32%	The Crest @ Cairnhill Cairnhill Circle, Singapore	Land area: 1,039 sqm	Freehold	Apartment development
Evansville Investment Pte Ltd (joint venture)	38%	Parc Devon Devonshire Road, Singapore	Land area: 1,280 sqm	Freehold	Apartment development

MAJOR PROPERTIES (Cont'd)

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
INDUSTRIAL PROPERTIES					
Keppel FELS Limited	100%	Jurong Yard, Singapore	Land area: 87,331 sqm buildings, workshops, building berths and wharves	28 years leasehold (22 years unexpired)	Oil rigs, offshore and marine construction and repair
		Pioneer Yard, Singapore	Land area: 129,620 sqm and 93,947 sqm buildings, workshops, building berths, drydock and wharves	30 years leasehold (17 years unexpired)	Oil rigs, offshore and marine construction and repair
Keppel Shipyard Limited	100%	Benoi Yard, Singapore	Land area: 349,934 sqm buildings, workshops, drydocks and wharves	30 years leasehold (28 years unexpired)	Shiprepairing, shipbuilding and marine construction
		Tuas Yard, Singapore	Land area: 425,593 sqm buildings, workshops, drydocks and wharves	30 years leasehold (1 year unexpired-extendable)	Shiprepairing, shipbuilding and marine construction
Keppel Singmarine Pte Ltd	100%	Main Yard, Gul Road, Singapore	Land area: 139,073 sqm buildings, workshops and wharves	25 years leasehold (12 years unexpired)	Shiprepairing, shipbuilding and marine construction
Keppel Verolme B.V.	100%	Rozenburg, Rotterdam Botlek, The Netherlands	Land & water area: 549,291 sqm buildings, workshops, drydocks and wharves	10 years leasehold (9 years unexpired-extendable)	Oil rigs, offshore and marine construction and shiprepair
AMFELS Inc	100%	Brownsville, Texas, USA	Land area: 614,264 sqm buildings, workshops, docks and wharves	Various Tenure	Oil rigs, offshore and marine construction and repair
FELS Setal SA	60%	Niteroi, Rio de Janeiro, Brazil	Land area: 65,000 sqm buildings and workshops	Leasehold	Oil rigs, offshore and marine construction and repair
BrasFELS SA	60%	Angra dos Reis, Rio de Janeiro, Brazil	Land area: 360,000 sqm buildings, workshops, drydock, berths and wharf	30 years leasehold (26 years unexpired)	Oil rigs, offshore and marine construction and repair
Keppel Prince Engineering Pty Ltd	100%	Victoria and South Australia, Australia	Land area: 91,792 sqm and 55.94 hectares on 5 separate plots workshops and offices	Freehold	Workshop facilities for engineering works and services
Keppel Philippines Marine Inc	59%	Batangas, Luzon Island, Philippines	Land area: 111,087 sqm and 229,186 sqm buildings, workshops and building berths	50 years leasehold (42 years unexpired – extendable)	Shipbuilding and shiprepair, drydocking, berthage and workshop services
Subic Shipyard & Engineering Inc	30%	Cabangaan Point, Zambales, Subic, Philippines	Land area: 467,578 sqm buildings, workshops, drydock, and wharves	25 years leasehold (16 years unexpired –extendable)	Shiprepair, drydocking and steel fabrication works
Singapore Petroleum Company Ltd	77%	Pulau Sebarok, Singapaore	Land area: 75,126 sqm	Leasehold (17 years unexpired)	Oil storage terminal

* Expected year of completion

SHARE PERFORMANCE



240
220
200
180
160
140
120
100
80
60
40
20
0
Turnover (million)
6
5
4
3
2
1
0
Share Prices ($)
1998
1999
2000
2001
2002
Turnover
High & Low Prices

	1998	1999	2000	2001	**2002**
Share Price ($)(Note 1)					
last transacted	3.77	3.72	2.88	2.84	**3.70**
high	4.86	5.41	3.97	3.16	**4.74**
low	1.14	2.83	2.71	2.27	**2.80**
average	3.00	4.12	3.34	2.72	**3.77**
Per Share (Note 1)					
Earnings (Note 2) (cents)	16.4	28.3	30.7	34.8	**46.3**
Dividends (cents)	8.0	12.0	13.0	16.0	**18.0**
Dividends yield (Note 3) (%)	2.7	2.9	3.9	5.9	**4.8**
Net price earnings ratio (Note 3)	18.8	14.7	10.8	7.8	**8.2**
Net assets backing ($)	3.61	3.61	3.48	3.39	**3.35**

Notes:
1. Share prices and per share data have been adjusted for the capital distribution in 2001.
2. Earnings per share are calculated based on the Group profit by reference to the weighted average number of shares in issue during the year.
3. Average share price is used in calculating dividend yield and net price-earnings ratio.

SHAREHOLDING STATISTICS

Authorised Share Capital : $1,500,000,000
Issued and Fully Paid-up Capital : $385,632,545.50
Class of Shares : Ordinary Shares of $0.50 each with equal voting rights

Size of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 - 999	794	4.78	296,584	0.04
1,000 - 10,000	14,226	85.62	43,273,730	5.61
10,001 - 1,000,000	1,579	9.50	60,135,108	7.80
1,000,001 and above	17	0.10	667,559,669	86.55
Total	16,616	100.00	771,265,091	100.00

Top Twenty Shareholders	No. of Shares	%
Temasek Holdings (Private) Limited	246,377,760	31.95
Raffles Nominees Pte Ltd	130,181,085	16.88
DBS Nominees Pte Ltd	97,585,389	12.65
Citibank Nominees Singapore Pte Ltd	51,295,549	6.65
United Overseas Bank Nominees Pte Ltd	43,283,819	5.61
HSBC (Singapore) Nominees Pte Ltd	42,837,679	5.55
DB Nominees (S) Pte Ltd	26,668,017	3.46
Oversea Chinese Bank Noms Pte Ltd	12,489,925	1.62
Shanwood Development Pte Ltd	3,200,000	0.41
Morgan Stanley Asia (Singapore) Pte Ltd	3,190,341	0.41
The Asia Life Assurance Society Ltd – Singapore Life Fund	2,506,000	0.33
HSBC Republic Bank (Suisse) SA	1,837,750	0.24
UOB Kay Hian Pte Ltd	1,492,958	0.19
BNP Paribas Nominees Singapore Pte Ltd	1,443,375	0.19
G K Goh Stockbrokers Pte Ltd	1,137,285	0.15
National University of Singapore	1,025,737	0.13
ING Nominees (Singapore) Pte Ltd	1,007,000	0.13
DBS Vickers Secs (S) Pte Ltd	965,312	0.13
John Hancock Life Assurance Co. Ltd – Life Fund Account	945,000	0.12
Central Properties Ltd	762,500	0.10
Total	670,232,481	86.90

Substantial Shareholder

	Direct Interest		Deemed Interest		Total Interest	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Temasek Holdings (Private) Limited	246,377,760	31.95	737,500[i]	0.10	247,115,260	32.05

Note (i):-
Temasek Holdings (Private) Limited is deemed to be interested in the 737,500 Shares held by Singapore Telecommunications group of companies, DBS group of companies, PSA group of companies, Singapore Airlines group of companies and Singapore Power Ltd.

Public Shareholders	%
Non-Public Shareholders	32.3
Public Shareholders	67.7
Total	100.0

Pursuant to Rules 1207 and 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited, it is confirmed that at least 10% of the ordinary shares of the Company is at all times held by the public.

NOTICE OF ANNUAL GENERAL MEETING / CLOSURE OF BOOKS

NOTICE IS HEREBY GIVEN that the 35th Annual General Meeting of the ordinary shareholders of the Company will be held at InterContinental Singapore, Ballroom 2 & 3 (Level 2), 80 Middle Road, Singapore 188966 on 22 May 2003 at 10.30 a.m. to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 December 2002. **(Resolution 1)**
2. To declare a final dividend of 20 percent (20%) or 10 cents per share less tax for the year ended 31 December 2002. **(Resolution 2)**
3. To re-elect the following Directors who retire in accordance with Article 81B of the Company's Articles of Association and who, being eligible, offer themselves for re-election pursuant to Article 81C:
   (i) Mr Lim Chee Onn **(Resolution 3)**
   (ii) Mr Sven Bang Ullring **(Resolution 4)**
   (iii) Mr Teo Soon Hoe **(Resolution 5)**
4. To resolve that Dr Cham Tao Soon who, although eligible, is not offering himself for re-election, retire in accordance with Article 81B of the Company's Articles of Association and that such office be left vacant (see Note 2). **(Resolution 6)**
5. To re-elect the following Directors who, being appointed by the Board of Directors after the last Annual General Meeting, retire in accordance with Article 81A(1) of the Company's Articles of Association and who, being eligible, offer themselves for re-election:
   (i) Mr Andrew Ang **(Resolution 7)**
   (ii) Mrs Lim Hwee Hua (see Note 3). **(Resolution 8)**
6. To approve Directors' fees of $437,000 for the year ended 31 December 2002. **(Resolution 9)**
7. To re-appoint Auditors and authorise the Directors to fix their remuneration. **(Resolution 10)**

AS SPECIAL BUSINESS

8. To consider and if thought fit, approve, with or without modification, the following resolutions, of which Resolution 11 will be proposed as a Special Resolution and Resolutions 12, 13 and 14 as Ordinary Resolutions:

8.1 That Articles 2, 48A, 81A and 136A of the Articles of Association of the Company be amended in the manner as set out in Appendix 1 to this Notice of Annual General Meeting. **(Resolution 11)**

8.2 That pursuant to Section 161 of the Companies Act (Chapter 50) and Article 48A of the Company's Articles of Association, authority be and is hereby given to the Directors of the Company to:-

(a) (i) issue shares in the capital of the Company ("Shares") whether by way of right, bonus or otherwise, and including any capitalisation pursuant to Article 124 of the Company's Articles of Association of any sum for the time being standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require Shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into Shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding that the authority so conferred by this Resolution may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the Directors while the authority was in force,

provided that:-

(1) the aggregate number of Shares to be issued pursuant to this Resolution (including Shares to be issued in pursuance of Instruments made or granted pursuant thereto and any adjustments effected under any relevant Instrument), does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of Shares to be issued other than on a pro rata basis to shareholders of the Company (including Shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution and any adjustments effected under any relevant Instrument) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) *for the purpose of determining the aggregate number of Shares that may be issued under sub-paragraph (1) above,* the percentage of issued share capital shall be calculated based on the issued share capital of the Company as at the date of the passing of this Resolution after adjusting for:-

(i) new Shares arising from the conversion or exercise of convertible securities or employee share options in issue as at the date of the passing of this Resolution; and

(ii) any subsequent consolidation or sub-division of Shares;

(3) in exercising the power to make or grant Instruments (including the making of any adjustments under the relevant Instrument), the Company shall comply with the provisions of the listing manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting), the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting is required by law to be held whichever is the earlier (see Note 4). **(Resolution 12)**

8.3 That:-

(i) the "Guidelines on Share Purchases by the Company" as set out in Appendix 1 of the Circular to Shareholders of the Company dated 1 February 2000 be amended in accordance with Appendix 2 to this Notice of Annual General Meeting ("Amended Guidelines"); and

(ii) the Directors of the Company be and are hereby authorised to make purchases from time to time of up to a maximum of 10% of the issued ordinary share capital of the Company (ascertained as at the date of the last Annual General Meeting of the Company or at the date on which this Resolution is passed, whichever is higher) at any price up to but not exceeding the Maximum Price, in accordance with the Amended Guidelines and this mandate shall, unless revoked or varied by the Company in general meeting continue in force until the date on which the next Annual General Meeting of the Company is held, or is required by law to be held, whichever is the earlier (see Note 5). **(Resolution 13)**

8.4 That:-

(i) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual of the SGX-ST, for the Company, its subsidiaries and target associated companies (as defined in Appendix 3 to this Notice of Annual General Meeting (the "Appendix")), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in the Appendix, with any person who falls within the classes of Interested Persons described in the Appendix, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for Interested Person Transactions as set out in the Appendix (the "Shareholders' Mandate");

(ii) the Shareholders' Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the date that the next Annual General Meeting of the Company is held or is required by law to be held;

(iii) the Audit Committee of the Company be and is hereby authorised to take such action as it deems proper in respect of such procedures and/or to modify or implement such procedures as may be necessary to take into consideration any amendment to Chapter 9 of the Listing Manual which may be prescribed by the SGX-ST from time to time; and

(iv) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including, without limitation, executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders' Mandate and/or this Resolution (see Note 6). **(Resolution 14)**

9. To transact such other business which can be transacted at an Annual General Meeting of the Company.

NOTICE IS ALSO HEREBY GIVEN that the Transfer Books and the Register of Members of the Company will be closed on 31 May 2003, for the preparation of dividend warrants. Duly completed transfers received by the Company's registrar, B.A.C.S. Pte Ltd, 63 Cantonment Road, Singapore 089758 up to the close of business at 5.00 p.m. on 30 May 2003 will be registered to determine shareholders' entitlement to the proposed final dividend. The proposed final dividend if approved at the Annual General Meeting will be paid on 11 June 2003.

BY ORDER OF THE BOARD



Caroline Chang
Company Secretary
Singapore, 21 April 2003

Notes:

1. A member of the Company is entitled to appoint a proxy to attend the meeting and vote in his stead. A proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for holding the Annual General Meeting.
2. Dr Cham Tao Soon will upon retirement as Director, also cease to serve as Chairman of the Audit Committee and the Remuneration and Share Option Committee.
3. Mrs Lim Hwee Hua will upon re-election, continue to serve on the Audit Committee. She is considered a non-Independent Director pursuant to Clause 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.
4. Ordinary Resolution No. 12, is to empower the Directors from the date of the Annual General Meeting until the date of the next Annual General Meeting to issue further Shares and Instruments in the Company, including a bonus or rights issue. The maximum number of Shares which the Directors may issue under this resolution shall not exceed the quantum set out in the Resolution.
5. Ordinary Resolution No. 13 is to renew the Share Buy-Back Mandate which was originally approved by the shareholders on 18 February 2000. Please refer to Appendix 2 to this Notice of Annual General Meeting for details.
6. Ordinary Resolution No.14 relates to a proposed mandate to be given by shareholders to the Company allowing the Company and its subsidiaries and target associated companies to enter into transactions with interested persons as defined in Chapter 9 of the Listing Manual of the SGX-ST. Please refer to Appendix 3 to this Notice of Annual General Meeting for details.

FINANCIAL CALENDAR

Financial year-end	31 December 2002
Announcement of 2002 1Q results	18 April 2002
Announcement of 2002 2Q results	25 July 2002
Announcement of 2002 3Q results	28 October 2002
Announcement of 2002 full year results	28 January 2003
Despatch of Summary Financial Report to shareholders	21 April 2003
Despatch of Annual Report to shareholders	6 May 2003
Annual General Meeting	22 May 2003
2002 Proposed final dividend	
Book closure date	5.00 pm, 30 May 2003
Payment date	11 June 2003
Proposed capital distribution	
Indicative book closure date	5.00 pm, 7 July 2003
Indicative payment date	16 July 2003
Announcement of 2003 1Q results	29 April 2003
Announcement of 2003 2Q results	July 2003
Announcement of 2003 3Q results	October 2003
Announcement of 2003 full year results	January 2004

CORPORATE INFORMATION

Board of Directors
Lim Chee Onn (Chairman)
Cham Tao Soon
Bernard Tan Tiong Gie
Lim Hock San
Khoo Teng Chye
Sven Bang Ullring
Tony Chew Leong-Chee
Tsao Yuan Mrs Lee Soo Ann
Andrew Ang (appointed on 1 October 2002)
Lim Hwee Hua (Mrs) (appointed on 1 February 2003)
Choo Chiau Beng
Teo Soon Hoe

Executive Committee
Lim Chee Onn (Chairman)
Lim Hock San
Khoo Teng Chye
Tony Chew Leong-Chee
Lim Hwee Hua (Mrs)
Choo Chiau Beng
Teo Soon Hoe

Audit Committee
Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Lim Hock San
Lim Hwee Hua (Mrs)

Remuneration and Share Option Committee
Cham Tao Soon (Chairman)
Bernard Tan Tiong Gie
Khoo Teng Chye

Nominating Committee
Lim Hock San (Chairman)
Khoo Teng Chye
Sven Bang Ullring
Tsao Yuan Mrs Lee Soo Ann

Company Secretary
Caroline Chang

DIRECTORY

Registered Office
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Telephone: (65) 6270 6666
Telefax: (65) 6413 6391
Email: keppelgroup@kepcorp.com

www.kepcorp.com

Registrar
B.A.C.S. Private Limited
63 Cantonment Road
Singapore 089758

Auditors
PricewaterhouseCoopers
Certified Public Accountants
Singapore
Audit Partner: Quek Bin Hwee (appointed in 2002)

SURVEY

KEPPEL CORPORATION ANNUAL REPORT 2002

Thank you for reading KCL annual report. To help us further enhance the disclosure of information in our annual reports, we would appreciate it if you can fill out this survey and provide us some feedback.

Kindly send the survey to us via fax (at 65-6413 6452) or mail before 16 May 2003. Thank you.

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	General Contents	SA	A	NC	D	SD
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2	The level of disclosure meets my expectations of an annual report					
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3	The following features in the annual report gives me deeper insight into the strategies and directions of the Group: - Chairman's Statement - Investor Relations - Shaping The Future - Operations Review					
4	The Corporate Governance section gives me a good understanding of Keppel's leadership and guidance					
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6	The materials presented are clear and conducive to reading					
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10	The annual report reflects the size and stature of the company					
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11	The electronic version of the annual report at "www.kepcorp.com" is interactive and user-friendly					
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GROUP CORPORATE COMMUNICATIONS
KEPPEL CORPORATION LIMITED
1 HARBOURFRONT AVENUE
#18-01 KEPPEL BAY TOWER
SINGAPORE 098632

ANNUAL REPORT SURVEY

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Keppel Corporation Limited
(Incorporated in the Republic of Singapore)

1 HarbourFront Avenue

#18-01 Keppel Bay Tower

Singapore 098632

Telephone: (65) 6270 6666

Email: keppelgroup@kepcorp.com

www.kepcorp.com